UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2011

On May 13, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2011. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated May 13, 2011, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2012. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The financial results for the fiscal year ended March 31, 2011 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2012 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: May 13, 2011

Financial Results Release	May 13, 2011
For the Year Ended March 31, 2011	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

(URL http://www.ntt.co.jp/ir/)

Representative: Satoshi Miura, President

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL(03) 5205-5581

Scheduled date of the ordinary general meeting of shareholders: June 23, 2011

Scheduled date of dividend payments: June 24, 2011

Scheduled date of filing securities report: June 30, 2011

Supplemental material on financial results: Yes

Presentation on financial results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Year ended March 31, 2011	10,305,003	1.2%	1,214,909	8.7%	1,175,797	5.0%	509,629	3.5%
Year ended March 31, 2010	10,181,376	(2.3)%	1,117,693	0.7%	1,120,071	1.3%	492,266	(8.6)%

Note: Percentages above represent changes from the previous year.

	Earnings (Loss) per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2011	385.16	(yen)	—	(yen)	6.4%	6.1%	11.8%
Year ended March 31, 2010	372.01	(yen)	—	(yen)	6.5%	5.9%	11.0%

Notes:	Comprehensive income (loss):	For the year ended March 31, 2011:	395,527 million yen
		For the year ended March 31, 2010:	644,577 million yen
	Equity in earnings (losses) of affiliated companies:	For the year ended March 31, 2011:	1,670 million yen
		For the year ended March 31, 2010:	8,794 million yen

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2011	19,665,596	10,080,932	8,020,734	40.8%	6,061.92	(yen)
March 31, 2010	18,939,055	9,770,879	7,788,153	41.1%	5,885.86	(yen)

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2011	2,830,872	(2,052,212)	(249,578)	1,435,158
Year ended March 31, 2010	2,817,836	(2,308,908)	(651,297)	911,062

2.	Dividends

	Dividends per Share								Yearly Total Dividends		Payout Ratio (Consolidated)	Ratio of Dividends to Shareholders’ Equity (Consolidated)
	End of the First Quarter	End of the Second Quarter		End of the Third Quarter	Year-end		Total
Year ended March 31, 2010	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)	158,789	(Millions of yen)	32.3%	2.0%
Year ended March 31, 2011	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)	158,779	(Millions of yen)	31.2%	2.0%
Year ending March 31, 2012 (Forecasts)	—	70.00	(yen)	—	70.00	(yen)	140.00	(yen)	—		32.3%	—

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2012 (April 1, 2011 – March 31, 2012)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Earnings per Share
Six months ending September 30, 2011	—	—	—	—	—	—	—	—	—	—
Year ending March 31, 2012	10,540,000	2.3%	1,240,000	2.1%	1,230,000	4.6%	540,000	6.0%	433.84	(yen	)

Note: Percentages above represent changes from the previous year or period.

4.	Other

(1)	Change in reporting entities (change in significant consolidated subsidiaries): None

(2)	Change in significant accounting policy and reclassification

1.	Change caused by revision of accounting standard: Yes

2.	Others: None

(For further details, please see “(7) Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements” on page 39.)

(3)	Number of shares outstanding (common stock)

1. Numberof shares outstanding (including treasury stock) at end of year:

March 31, 2011: 1,448,659,067 shares

March 31, 2010: 1,574,120,900 shares

2. Numberof treasury stock at end of year:

March 31, 2011: 125,524,000 shares

March 31, 2010: 250,923,665 shares

3. Weightedaverage number of shares outstanding:

For the year ended March 31, 2011: 1,323,173,389 shares

For the year ended March 31, 2010: 1,323,262,483 shares

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2011	[Japanese GAAP	]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2011	390,373	3.0%	233,478	9.3%	227,837	5.7%	225,705	4.6%
Year ended March 31, 2010	379,016	4.2%	213,525	10.4%	215,534	9.7%	215,746	10.1%

Note: Percentages above represent changes from the previous year.

	Earnings per Share		Earnings per Share after Potential Dilution Adjustments
Year ended March 31, 2011	170.58	(yen)	— (yen)
Year ended March 31, 2010	163.04	(yen)	— (yen)

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2011	7,570,228	4,996,977	66.0%	3,776.62	(yen)
March 31, 2010	7,477,789	4,931,728	66.0%	3,727.13	(yen)

(Reference) Shareholder’s equity:	For the year ended March 31, 2011:	4,996,977 million yen
	For the year ended March 31, 2010:	4,931,728 million yen

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2012 (April 1, 2011 – March 31, 2012)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Six months ending September 30, 2011	—	—	—	—	—	—	—	—	—
Year ending March 31, 2012	412,000	5.5%	257,000	10.1%	255,000	11.9%	256,000	13.4%	205.67	(yen)

Note: Percentages above represent changes from the previous year or period.

* The figures for the payout ratio (consolidated) and the earnings per share (consolidated/non-consolidated) for the fiscal year ending March 31, 2012 (forecasts) are based on the assumption that NTT will buy back all of the 99.33 million shares that the government has budgeted for sale, and make them its treasury stock.

* Presentation on the status of quarterly audit process:

This financial results release is not subject to the audit process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this financial results release was issued, the audit process on financial statements as required by the Financial Instruments and Exchange Act had not been finished.

* Explanation for forecasts of operation and other notes:

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 56.

As NTT evaluates the business performance on an annual basis, prospects on a half-year basis are not provided.

On Friday, May 13, 2011, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1.    BUSINESS RESULTS

(1) Analysis Concerning Business Results

Overview of Consolidated Business Results (April 1, 2010 – March 31, 2011)

	(Billions of yen)
	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Change	Percent Change
Operating revenues	10,181.4	10,305.0	123.6	1.2%
Operating expenses	9,063.7	9,090.1	26.4	0.3%
Operating income	1,117.7	1,214.9	97.2	8.7%
Income before income tax	1,120.1	1,175.8	55.7	5.0%
Net income attributable to NTT	492.3	509.6	17.4	3.5%

In the fiscal year ended March 31, 2011, the global economy recovered at a moderate pace as a result of economic stimulus measures in various countries. The Japanese economy continued to show signs of moderate improvement, but was unable to achieve a full-scale recovery because of a rapid increase in the value of the yen and rising resource costs, as well as the effects of the Great East Japan Earthquake, which occurred near the end of the fiscal year.

In the information and telecommunications market, facility competition has led to the creation of a broadband environment at the highest worldwide levels, and the competition in services tailored to customer needs continues to unfold in new ways. In the fixed-line communications field, as optical broadband services expand, markets for video services that take advantage of optical broadband service and other new markets are developing. In the mobile communications field, the transition to broadband is continuing, and a diverse range of handsets is available, including smartphones and tablet terminals. In addition, drastic changes and developments continue to occur in conjunction with the development of the broadband and ubiquitous network environment, including the convergence between fixed and mobile communications and between telecommunications and broadcasting as IP networks are increasingly utilized, and the creation of various new businesses that utilize information and communications technologies (ICT).

Under these circumstances, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

•	Broadband Services

In the fixed-line communications field, NTT Group worked to expand FLET’S Hikari service areas through alliances with local governments, and also took measures to expand FLET’S Hikari services and improve its customer support services. For example, NTT Group released the “Hikari i-frame”, a tablet device that can be carried freely around the house and easily operated, even by users not accustomed to PCs, by a touch panel, enabling access to content such as recipes and electronic flyers distributed by “FLET’S Market”. These activities were aimed at expanding the use and range of FLET’S Hikari use scenarios. NTT Group also made efforts to expand its service lineup by, among other things, launching “FLET’S Hikari Next Express Type”, a service with a maximum download speed of approximately 1 Gbps.

In the mobile communications field, NTT Group worked to increase the sales of smartphones, which are rapidly growing popular, while expanding their lineup and making efforts to enhance user convenience by launching “sp-mode”, a service for smartphones that enables customers to carry the same i-mode e-mail address and to use a payment function for online content. NTT Group also launched “Xi” (pronounced “crossy”), a service based on the new communication standard, Long Term Evolution (LTE), with high-speed, large-capacity and low latency features, in certain sections of the Tokyo, Nagoya, and Osaka regions.

NTT Group worked to improve user convenience for broadband services so that users would not have to be conscious of the fixed line and wireless distinction by launching a mobile Wi-Fi router that automatically connects wireless LAN-compatible terminals such as notebook PCs, tablet devices, and portable game devices to optical broadband service inside the home and to public wireless LANs or mobile 3G networks when outside the home.

•	Upper Layer Services • Solutions Businesses

Group-wide efforts, including collaboration with other companies, were directed towards the creation and improvement of services that use broadband networks. For “Hikari TV”, NTT Group provided 3D content and launched “Hikari TV Shopping”, an interactive service that takes advantage of the characteristics of IP networks. NTT Group also took steps to expand e-learning services, such as launching the “Virtual English School”, a service that allows users to take English conversation lessons in an online classroom from home.

With respect to cloud services, the future centerpiece for solutions provided to corporate customers, NTT Group expanded its service menus for services such as “BizXaaS” and “BizCity”, and promoted the building and provision of customer systems using these services and otherwise endeavored to provide high value-added solutions tailored to the industries and categories of its customers.

•	Global Businesses

By acquiring Dimension Data Holdings plc, which has offices in 49 countries around the world, and Keane International, Inc., which has offices in 11 countries centered on North America, NTT Group has constructed a framework which enables it to provide global one-stop ICT services in Australia, South America, the Middle East and Africa, in addition to Asia, Europe and the United States.

NTT Group worked to reinforce its service platforms by expanding its overseas data centers and networks, and by establishing overseas offices to strengthen sales to Japanese businesses operating abroad. NTT Group also expanded the coverage areas for its international IP-VPN service, mobile phone international roaming service, and content distribution services.

•	Research and Development (R&D)

As part of its efforts to create new services, NTT Group engaged in R&D directed at the advancement of broadband networks, video services and cloud services, among other things, and the commercialization of Home ICT. NTT Group also conducted R&D on the fourth-generation mobile communications systems that will follow LTE. In addition, NTT Group undertook initiatives to globalize the results of its R&D and to reduce the environmental burden of its operations, and also promoted the research of high-capacity optical communications technologies, nano-devices and quantum information processing, as an initiative directed at advanced technologies that will support continuous development.

•	Corporate Social Responsibility (CSR)

NTT Group took group-wide CSR initiatives with the aim of contributing to the continuous development of society. In the area of environmental protection, NTT Group adopted the “Green Vision 2020” in November 2010. The main themes of this new environmental vision are creating a low-carbon society, establishing a recycling-based society, and preserving biodiversity.

•	Restoration Status and Damage Caused by the Great East Japan Earthquake

The Great East Japan Earthquake, which occurred on March 11, 2011, disrupted fixed-line services, mobile communications services and other NTT Group services in areas centered on the Tohoku region. The earthquake caused damage to facilities and exchange offices and interrupted commercial power supplies, causing service outages to approximately 1.5 million fixed-line related services, approximately 6,700 mobile communications base stations, and approximately 15,000 data lines for corporate customers.

NTT Group immediately established a disaster countermeasure headquarters and with a team of over 10,000 members, including support provided from across the nation, worked to restore damaged communications facilities and services. NTT Group also provided a Disaster Emergency Message Dial service and a Disaster Emergency Broadband Message Board service, deployed approximately 30 mobile base station vehicles and approximately 900 satellite mobile phones, and installed approximately 2,300 special public telephones to rapidly provide means of communication to those affected by the earthquake. By the end of March, more than 90% of damaged exchange offices and mobile communications base stations were back in service, and approximately 90% of data communication services to corporate customers had been restored.

As a result of the effects of the earthquake, NTT Group recorded 28.2 billion yen in operating expenses, including costs for removal of damaged equipment and for restoration construction, in its consolidated financial results for the fiscal year ended March 31, 2011.

Support for persons affected by the disaster included the provision of free communications services and the provision of information regarding the whereabouts of individuals, as well as an offer to the government to provide company housing for use as temporary accommodation. NTT Group also donated 1 billion yen.

As a result, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2011 were 10,305.0 billion yen (an increase of 1.2% from the previous fiscal year). Consolidated operating expenses were 9,090.1 billion yen (an increase of 0.3% from the previous fiscal year). As a result, consolidated operating income was 1,214.9 billion yen (an increase of 8.7% from the previous fiscal year), consolidated income before income taxes was 1,175.8 billion yen (an increase of 5.0% from the previous fiscal year), and consolidated net income attributable to NTT was 509.6 billion yen (an increase of 3.5% from the previous fiscal year).

The forecast for the fiscal year ending March 31, 2012 is as follows: operating revenues of 10,540.0 billion yen (an increase of 2.3% from the fiscal year under review), operating income of 1,240.0 billion yen (an increase of 2.1% from the fiscal year under review), income before income taxes of 1,230.0 billion yen (an increase of 4.6% from the fiscal year under review), and net income attributable to NTT of 540.0 billion yen (an increase of 6.0% from the fiscal year under review).

The business results for NTT (Holding Company) and each segment for the consolidated fiscal year ended March 31, 2011 are as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

Overview of Non-consolidated Business Results (April 1, 2010 – March 31, 2011)

	(Billions of yen)
	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Change	Percent Change
Operating revenues	379.0	390.3	11.3	3.0%
Operating expenses	165.4	156.8	(8.5)	(5.2%)
Operating income	213.5	233.4	19.9	9.3%
Recurring profit	215.5	227.8	12.3	5.7%
Net income	215.7	225.7	9.9	4.6%

In its capacity as the holding company of the NTT Group companies, NTT continued working on the planning of group-wide strategies and a redistribution of managerial resources in line with changes in the business environment. NTT also conducted fundamental R&D and provided the results to each group company so they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

To expand and develop NTT Group’s global business, NTT acquired Dimension Data Holdings plc, a provider of services ranging from IT facility infrastructure development to operation and maintenance, with offices in 49 countries around the world, and made it a wholly-owned subsidiary of NTT on December 13, 2010.

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years, during the 2010 calendar year and the fiscal year ending March 31, 2012. On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock as its first cancellation (carrying value of 602.9 billion yen), and on November 15, 2010, NTT cancelled these shares.

[1] Provision of Advice and Intermediary Services to Group Companies

NTT provided appropriate and timely advice and intermediary services to group companies to facilitate the performance of business activities in line with group policies and objectives. Specifically, NTT proceeded with the full-scale development of ubiquitous broadband services in line with its Medium-Term Management Strategy, “Road to Service Creation Business Group,” and provided advice and intermediary services for global businesses. In addition, NTT provided support to promote the promulgation of upper-layer services utilizing the NGN, in particular through its administration of the Next-Generation Services Joint Development Forum and joint operation of a start-up company whose investors include NTT Investment Partners Fund, L.P. As compensation for these services, NTT received 19.1 billion yen in group management and administration revenues for the fiscal year under review (an increase of 4.4% from the previous fiscal year).

[2] Fundamental R&D Activities

NTT has conducted R&D on basic technologies that could contribute to solving social issues and developing a broadband and ubiquitous society in order to achieve the objectives set out in its Medium-Term Management Strategy, “Road to Service Creation Business Group”.

Commercialization of the results of R&D was carried out through the “General Produce System” under which R&D achievements are integrated into marketing and planning activities for key business lines, and through proactive collaboration with other businesses. NTT has also been actively engaged in the global deployment of research results, and research on advanced technologies for the future.

•	R&D Contributing to Service Creation

•	R&D for Promotion of Broadband and Ubiquitous Services

- NTT provided technology for the expansion of Hikari TV services and video coding technology for use in high-definition videoconferencing systems that utilize the NGN. In addition, NTT promoted interconnectivity between services with differing specifications to encourage the increased use of video conferencing and Web conferencing services.

- To enhance i-mode mobile service search functions, NTT provided Web page content analysis technology using the Japanese language processing technology accumulated thus far, and technology that displays search results giving priority to the most relevant information based on trends in search history.

- NTT conducted home security and other field trials with partner companies to advance the commercialization of Home ICT.

- NTT encouraged the use of ICT for administrative, medical and healthcare services, in classrooms and other areas, and conducted R&D directed at realizing cloud computing services that serve as the social infrastructure to support these services.

•	R&D for Networks that Support Services

- To further expand the FLET’S Hikari coverage area, NTT conducted research on extending the transmission ranges of optical subscriber devices and on conduit repair technology to improve infrastructure and facility durability.

- NTT provided technical support for the commercialization of mobile Wi-Fi routers.

•	R&D to Reduce Environmental Burden

- To reduce electric power consumption in exchange offices and other facilities, NTT conducted R&D on high-voltage direct-current supply, which decreases electricity loss during supply, and on airflow control technology for air conditioning to raise cooling efficiency.

- With the aim of conserving energy in offices and homes, NTT investigated methods of collecting data from consumer electronics and devices connected to networks and from sensors and conducted R&D aimed at making energy consumption “visible”.

•	Global Deployment of Research Results

•

Optical-related components and high-speed optical access devices that use NTT technology, such as optical transmission devices and optical connectors, were employed in the communications infrastructure of many countries, starting with counties in Asia.

•

Super-high definition transmission (the number of pixels per screen is 16 times that of high definition) using a shared global IP network was successfully used in the transmission of live images between Tokyo and London.

•

In collaboration with companies and organizations in France, China and other countries, NTT achieved international standardization of voice-encryption technology that realized voice communications with highly-realistic “as if you were there” bidirectional sound.

•	Advanced Research

•

In the security field, NTT developed new encryption technology that allows specific access rights to be set on a file and successfully conducted a multi-site teleconference using quantum encryption that is theoretically unbreakable.

•	NTT successfully achieved high-speed wireless transmissions with speeds in excess of 1 Gbps using a household wireless LAN.

•

With the aim of further reducing energy consumption by communication devices, NTT developed ultra-compact semiconductor lasers that can transmit data using the least amount of energy of any such devices in the world, and worked to develop new semiconductors using the vibration of minute plate springs to simultaneously execute multiple logical operations.

As a result of these R&D activities, NTT’s total expenditures on R&D during the fiscal year under review were 127.3 billion yen (a decrease of 5.0% from the previous fiscal year), and NTT received basic R&D revenues of 123.9 billion yen (a decrease of 2.4% from the previous fiscal year) as compensation for these R&D activities.

[3] Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining their independence and autonomy. When exercising voting rights as a shareholder at the general shareholders meetings of each group company in the fiscal year ended March 31, 2011, NTT determined that the business practices, financial conditions, retained profits, and other conditions during the previous consolidated fiscal year (the fiscal year ended March 31, 2010) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 235.7 billion yen in dividends (an increase of 8.2% from the previous fiscal year).

As a result of the above activities, NTT’s operating revenues for the fiscal year ended March 31, 2011 were 390.3 billion yen (an increase of 3.0% from the previous fiscal year), recurring profit was 227.8 billion yen (an increase of 5.7% from the previous fiscal year), and net income was 225.7 billion yen (an increase of 4.6% from the previous fiscal year).

Regional Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2010 – March 31, 2011)

	(Billions of yen)
	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Change	Percent Change
Operating revenues	3,964.3	4,027.2	62.9	1.6%
Operating expenses	3,882.2	3,900.0	17.7	0.5%
Operating income	82.1	127.3	45.1	55.0%

Number of Subscriptions

	(Thousands)
	March 31, 2010	March 31, 2011	Change	Percent Change
FLET’S Hikari	1,325.1	1,505.9	180.8	13.6%
NTT East	753.3	851.1	97.8	13.0%
NTT West	571.8	654.7	83.0	14.5%
Hikari Denwa	1,014.2	1,211.3	197.1	19.4%
NTT East	542.0	644.6	102.6	18.9%
NTT West	472.2	566.7	94.5	20.0%

Notes:

1.	The figures for FLET’S Hikari include NTT East’s B FLET’S and FLET’S Hikari Next (launched in March 2008) and NTT West’s B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched in March 2008).
2.	The figures for Hikari Denwa indicate the number of channels (in thousands).

Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West), which are the main subsidiaries of NTT in the regional communications business segment, worked to build solid revenue structures by enhancing and expanding broadband services, with a focus on FLET’S Hikari, and continued their efforts to raise the efficiency of their business operations. Their main activities are discussed below.

[1] Number of Subscriptions for Major Services

•	FLET’S Hikari: 15.06 million subscriptions (an increase of 1.81 million subscriptions from the same period of the previous fiscal year)

•	Hikari Denwa: 12.11 million channels (an increase of 1.97 million channels from the same period of the previous fiscal year)

•	FLET’S TEREBI: 0.59 million subscriptions (an increase of 0.32 million subscriptions from the same period of the previous fiscal year)

[2] Promotion of Fiber-optic and IP Services

Major Services Launched in the Fiscal Year Under Review

Product or Service	Description

FLET’S Hikari Next Family Express Type FLET’S Hikari Next Mansion Express Type (NTT West)	A service providing high-speed transmissions with maximum uplink and downlink transmission speeds of approximately 1 Gbps (“FLET’S Hikari Next Mansion Express Type” is available only via the optical cabling method).

DATACONNECT (NTT East • NTT West)	A service for customers who use Hikari Denwa through “FLET’S Hikari Next”, that provides stable data transmission by securing bandwidth for each use upon the customer specifying the recipient’s telephone number.

Hikari Denwa Number Gate (NTT East • NTT West)	Optical IP telephone service compatible with “DATA CONNECT” for central locations of multichannel communications that can also be used in high-quality, multi-site teleconferencing.

Hikari Portable (NTT East • NTT West)	A mobile Wi-Fi router that enables use of FLET’S Hikari when at home and of public wireless LANs such as FLET’S SPOT and 3G data communications networks when outside the home (leased to FLET’S Hikari customers).

Hikari i-frame (NTT East)	A tablet device that can be carried freely around the house and easily operated by a touch panel. It can also be used as a photo frame.

FLET’S Market (NTT East)	A content distribution platform compatible with the Hikari i-frame. Enables automatic receipt on the Hikari i-frame of applications and everyday information (electronic flyers, community information, etc.) registered with FLET’S Market, from service providers such as businesses and local governments.

Major Collaborative Projects with Other Businesses Relating to Provision of Services Entered into During the Fiscal Year Under Review

Business Partner	Description

iTicket Corporation (NTT East)	A service targeting clinics and hospitals launched under the “iTicket on FLET’S Hikari” brand by combining iTicket’s internet-based healthcare reservation service with FLET’S Hikari.

OMRON Corporation (NTT East • NTT West)	Began providing environmental solutions to corporate customers using OMRON’s “Energy Visualization System” with FLET’S Hikari Next, “FLET’S VPN Wide” and other services.

Miyagi Cable TV Co., Ltd. (NTT East)	A service using broadcasting services offered by Miyagi Cable TV and FLET’S Hikari Next.

EHIME-CATV, INC. (NTT West)	A service using broadcasting services offered by EHIME-CATV and FLET’S Hikari Next.

TOSHIBA CORPORATION and its group companies (NTT East)	Collaboration with TOSHIBA on office ICT device sales, network construction and maintenance support services, targeting small and medium-sized businesses.

Yamaha Corporation (NTT East • NTT West)	Collaboration with Yamaha to create new solutions for live music performance venues to connect remote locations (remote sessions, etc.) by using Yamaha’s “NETDUETTO”, a high-quality audio transmission and reception technology using the Internet, together with FLET’S Hikari Next and Hikari Denwa.

[3] Improving Customer Service

Expanding and Enhancing Customer Support

•

Subscriptions for “Remote Support Service”, which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 3.34 million. (NTT East/NTT West)

•	Subscriptions to the “FLET’S Hikari Members Club”, a membership program designed to enhance customer satisfaction through improved CRM, exceeded 1.5 million. (NTT East)

•	Subscriptions to “CLUB NTT-West”, a membership program, exceeded 4.2 million as a result of a renewal of the points program. (NTT West)

Main Support Services Launched in the Fiscal Year Under Review

Service	Description

OFFICE MARUGOTO SUPPORT (NTT East)	A support system that handles consultations with small and medium-sized businesses regarding the use of ICT equipment and offers one-stop service at a specialized call center when customers encounter failures or other service trouble.

Remote Support Service One Year Package (NTT West)	A service that packages one year’s worth of monthly usage fees for “Remote Support Service” with two “Online PC Classroom” sessions, an optional service that normally requires additional fees.

Set Up Service (NTT West)	Customers are asked to describe their use environment when they register for FLET’S access services. Depending on the customer’s use environment, support is provided for connecting to the internet and setting up or installing any related hardware when a technician conducts circuit installation.

Major Collaborative Projects with Other Businesses Relating to Support Services Entered into During the Fiscal Year Under Review

Business Partner	Description

Fuji Xerox Co., Ltd. (NTT West)	Fuji Xerox and NTT West are collaborating to create a system for providing one-stop customer support (for breakdowns and other troubleshooting) to their respective customers for office ICT equipment connected to lines and networks.

SHARP DOCUMENT SYSTEMS CORPORATION (NTT West)	Sharp Document Systems and NTT West are collaborating to create a system for providing one-stop customer support (for breakdowns and other troubleshooting) to their respective customers for office ICT equipment connected to lines and networks.

[4] General Outlook on PSTN Migration

NTT East and NTT West announced the general outlook on PSTN migration (migration from subscriber telephone networks to IP networks) in November 2010.

In light of the shift in demand to IP services and the end of the useful lives of PSTN switchboards, NTT East and NTT West anticipate beginning the migration from PSTN to IP networks approximately 10 years from now, around 2020, and completing the migration around 2025. Through such migration from PSTN to IP networks, the provision of some services will be terminated, but adequate advance notice will be given to customers to allow sufficient time to address customer concerns.

Even after the migration from PSTN to IP networks, NTT East and NTT West will make it possible to continue the basic services that customers use on PSTN networks and also continuously expand IP-based services and work to improve customer convenience in order to promote the increased use of IP and broadband services.

As a result of the above activities, in the fiscal year ended March 31, 2011, revenues rose primarily due to an increase in revenues from fiber-optic facility installations contracted by local governments and IP-related revenues attributable to the increase in FLET’S Hikari subscriptions, partially offset by a decrease in fixed voice related revenues owing to a decline in fixed-line telephone subscriptions, and consolidated operating revenues in the regional communications business segment were 4,027.2 billion yen (an increase of 1.6% from the previous fiscal year). Despite a decrease in personnel expenses and depreciation and amortization, due to increases in expenses for [contract revenues], consolidated operating expenses were 3,900.0 billion yen in the fiscal year ended March 31, 2011 (an increase of 0.5% from the previous fiscal year). As a result, consolidated operating income was 127.3 billion yen (an increase of 55.0% from the previous fiscal year).

Long-distance and International Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2010 – March 31, 2011)

	(Billions of yen)
	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Change	Percent Change
Operating revenues	1,259.6	1,332.7	73.0	5.8%
Operating expenses	1,161.4	1,235.6	74.2	6.4%
Operating income	98.2	97.1	(1.1)	(1.2%)

NTT Communications Corporation (NTT Communications), NTT’s main subsidiary in the long-distance and international communications business segment, responded to customer requests for “one-stop, comprehensive, and global solution services” and for services that support an “enriching society and safe and comfortable lifestyles” by providing services to individual customers reflective of the “CreativE-Life for Everyone” slogan and, to business customers, of the “ICT Solution Partner” slogan. The status of the main initiatives is as follows.

[1] Number of Subscriptions for Major Services

•	OCN: 8.23 million subscriptions (an increase of 0.34 million subscriptions from the same period of the previous fiscal year)

•	Plala: 3.10 million subscriptions (an increase of 50,000 subscriptions from the same period of the previous fiscal year)

•	Hikari TV: 1.41 million subscriptions (an increase of 0.40 million subscriptions from the same period of the previous fiscal year)

[2] Development of Internet Business

NTT Communications continued its efforts to expand OCN services. With respect to Hikari TV, NTT Communications expanded distribution content and strengthened its customer base. In addition, NTT Communications used the portal engine know-how it gained from “goo” to support “B2B2C” (businesses that connect business customers with individual customers).

Main Activities during the Fiscal Year Under Review

•	Expansion of OCN Services

- NTT Communications launched “OCN Premium Support”, a comprehensive support service for individual customers who use OCN services that cover everything from periodic PC diagnostics to support when problems occur.

- Subscriptions to “OCN My Pocket”, an online storage service that allows individual customers to store their photos and files online, exceeded 1 million.

•	Enhancement of Hikari TV Content

- NTT Communications enhanced video programming by launching a BS re-transmission IP service and 3D programming and offering, on a trial basis, a function that allows customers to watch programs from the beginning, on demand.

- NTT Communications launched “Hikari TV Shopping”, a service that enables customers to perform all shopping functions on screen, from selecting products to ordering, using a remote control.

•	Enhancement of Other Upper-layer Services

- NTT Communications launched the “NTT ID Log-in Service” to allow a single sign-on for NTT Group and partner company websites using currently authenticated IDs (OCN ID, docomo ID, or goo ID).

- NTT Communications launched “NTT Web Settlement Service”, a service that enables use of various payment services provided by NTT Group and others, starting with “docomo mobile payment”, as a payment platform service for e-commerce sites that use the “NTT ID Login Service”.

[3] Development of Services for Corporate Customers

Under the “BizCITY” service brand based on the idea of “creating an ICT environment that enables business people to work safely and conveniently from anywhere, anytime”, NTT Communications contributed to solving management issues of customers by providing services for network applications, covering everything from consulting to operation maintenance.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizCITY

Biz Hosting Basic	A low-cost, stable service that provides access via the network to server resources that are efficiently operated using virtualization technologies.

Biz Desktop	A service which enables access to virtual PC desktop environments, built upon a service infrastructure, via the Internet. Its unique characteristic is that data is not stored on the user’s remote PC and can be used with security from any place.

Biz Security Global Management	A service that provides secure domestic and international customer system networks with protection, through constant monitoring and analysis.

WebARENA CLOUD9	A cloud-type virtual hosting service for small and medium-sized businesses developed by combining the advanced technologies of Verio Inc., with the extensive expertise that NTT PC Communications Incorporated has cultivated on the Japanese market.

[4] Development of Global Business

NTT Communications undertook efforts to enhance marketing to Japanese companies and foreign businesses while strengthening its partnerships with overseas telecommunications companies to provide seamless high-quality ICT services between Japan and abroad.

Main Activities during the Fiscal Year Under Review

•	Network Expansion and Enhancement of Network Services

- Efforts were made to increase IP backbone (network for speedy and stable distribution of Internet data) capacity; achieved a cable capacity of 400 Gbps, one of the highest in the ISP industry, for the Japan-U.S. route having the largest communication volume.

- Launched an IP service for global internal dialing for corporate customers in the coverage area (159 countries and regions) of “Arcstar™ Global IP-VPN”, an international IP-VPN service, which is the first such service for a Japanese telecommunications company.

•	Business Site Development

- NTT Communications (Thailand) Co., Ltd. opened branches in Phnom Penh, Cambodia and Ayutthaya, Thailand.

- NTT Europe Ltd., UAE was established in Dubai, United Arab Emirates, and NTT Europe Ltd., Poland was established in Warsaw, Poland, as branches of NTT Europe Ltd., NTT Communications’ European subsidiary.

•	Expansion of Data Centers

- Construction commenced in Singapore and Hong Kong of premium data centers, which will provide high-quality and highly-reliable services.

•	Strengthening of Operation and Maintenance, and Security Service Systems

- NTT Communications strengthened the framework for providing one-stop, comprehensive, high-quality ICT services by acquiring Singapore-based Emerio GlobeSoft Pte Ltd., which provides outsourcing services globally with a focus on Asia, including application and server operation and maintenance and engineer dispatch.

- NTT Communications acquired Secode AB, a provider of management security services and security consulting in northern Europe, enhancing its framework for providing security services.

As a result of these developments, revenues from the increased number of consolidated subsidiaries, such as Dimension Data Holdings plc., increased despite a decline in fixed voice related revenues and IP-related revenues and, consequently, consolidated operating revenues in the long-distance and international communications business segment for the fiscal year ended March 31, 2011 were 1,332.7 billion yen (an increase of 5.8% from the previous fiscal year). On the other hand, during the fiscal year ended March 31, 2011, due in part to an increase in operating expenses resulting from the increase in the number of consolidated subsidiaries, consolidated operating expenses were 1,235.6 billion yen (an increase of 6.4% from the previous fiscal year). As a result, consolidated operating income was 97.1 billion yen (a decrease of 1.2% from the previous fiscal year).

Mobile Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2010 – March 31, 2011)

	(Billions of yen)
	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Change	Percent Change
Operating revenues	4,284.4	4,224.3	(60.1)	(1.4%)
Operating expenses	3,456.0	3,385.2	(70.8)	(2.0%)
Operating income	828.4	839.1	10.7	1.3%

Number of Subscriptions

	(Thousands)
	March 31, 2010	March 31, 2011	Change	Percent Change
Mobile phone services	56,082	58,010	1,928	3.4%
FOMA services	53,203	56,746	3,542	6.7%
mova services	2,879	1,239	(1,640)	(57.0%)
Xi services	—	26	—	—
i-mode services	48,992	48,141	(851)	(1.7%)

Notes:

1.	Figures for mobile phone service subscriptions, FOMA service subscriptions and mova service subscriptions include communications module service subscriptions.
2.	Effective March 3, 2008, the use of the “2-in-1” service, in principle, requires a “FOMA” subscription; the number of mobile phone service subscriptions and the number of “FOMA” service subscriptions include such “FOMA” subscriptions.
3.	The number of i-mode service subscriptions is the total of FOMA service subscriptions and mova service subscriptions.

NTT DOCOMO, INC. (NTT DOCOMO), the main subsidiary of NTT in the mobile communications business segment, promoted various measures aimed at improving customer satisfaction, including, among other things, product lineup enrichment, billing plan improvement and after-sales support enhancement, as well as expanding packet ARPU, with “Change and Challenge” as its basic policy. The measures being undertaken are as follows:

[1] Number of Subscriptions to Main Services

•	Number of mobile phone service subscriptions: 58.01 million (Compared to March 31, 2010: 1.93 million increase)

(Partial listing only) FOMA service subscriptions: 56.75 million (Compared to March 31, 2010: 3.54 million increase)

(Note) Number of subscriptions to mobile phone services and FOMA services include communication module service subscriptions.

[2] Expansion of Smartphone Sales

•

With regard to smartphones, use of which is spreading rapidly, NTT DOCOMO expanded its handset lineup and enhanced convenience by creating “docomo market”, a portal site that provides appealing content and applications, and launching “sp-mode”, a service for smartphones that enables customers to carry the same i-mode e-mail address and to use a payment function for online content. As a result of these efforts, smartphone sales showed a significant increase, with handset sales for the fiscal year exceeding 2.5 million handsets.

[3] Increased Use of Packet Communications

•

NTT DOCOMO expanded its flat-rate packet service menu and revised its fee structure to accommodate diverse use formats, such as where PCs and other external devices are connected to a mobile network, in addition to the simple use of mobile handsets and smartphones, and the volume and conditions of use that vary by customer.

•	Packet use was encouraged by enhancing content, including the “BeeTV” mobile phone exclusive broadcast station and the “Everystar” novel and comic submission community.

[4] Enhancement of Services

Main Services Launched or Strengthened in the Fiscal Year Under Review

Service, etc.	Description

Xi (pronounced “crossy”)	A service using the high-speed, large capacity and low-latency transmission LTE, being offered in parts of the Tokyo, Nagoya and Osaka areas.

sp-mode	An ISP service for smartphones. Users may carry the same i-mode mail address after migrating to smartphones, and use various other services such as mail containing pictograms and decorations, content payment services, access restriction services and the Disaster Message Board Service, etc.

docomo market (for smartphones)	A portal for docomo smartphones containing a wide array of attractive content and applications.

docomo market (for i-mode)	A service that offers a rich variety of content that can be used on i-mode handsets. Consists of three stores, “Applications”, “Music” and “Book”.

docomo map navi	A map/navigation service that offers various features, such as a current location map, search of nearby shops/facilities, navigation, driving information, train route finder, etc.

iBodymo	A mobile health-support service, taking advantage of the fact that mobile phones are a part of daily life, that aids customers in increasing their health awareness in acting in healthy ways in their daily lives.

docomo one-time insurance	An insurance service offering four types of coverage (sport/leisure insurance, golfer insurance, domestic travel insurance and overseas travel insurance) that can be subscribed to easily from a mobile phone on an as-needed basis and only for the required period.

Enhancement of After-sales Support

•

To promptly address requests for coverage improvement, NTT DOCOMO dispatches field staff and conducts an area quality survey in principle within 48 hours after an appointment is made with customers making the requests. The number of dispatches for the fiscal year under review reached 52,000 cases.

•

The number of requests for “Mobile Phone Checking Service”, which consists of checkups and cleaning of customers’ mobile phones at docomo Shops, reached approximately 7 million cases for the fiscal year under review.

•

The total number of subscribers to “Mobile Phone Protection & Delivery Service”, a service which covers handset troubles such as water exposure, loss and total damage, and directly delivers a replacement handset after a telephone call from the customer, was approximately 32 million as of March 31, 2011.

[5] Reinforcement of Handset Line-up

Main Products Launched in the Fiscal Year Under Review

Series	Description

docomo Smartphones	Mobile phones that offer in a compact body a variety of functions and the flexibility of a PC. [13 models including, Xperia™ (SO-01B)* and GALAXY S (SC-02B)]

docomo STYLE series

Distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest look.

[20 models including, F-04C and SH-04C]

docomo PRIME series	Full-feature mobile phones for the maximum enjoyment of video, games and other entertainment by people who love to explore the latest multimedia. [8 models including, P-03C and N-03C]

docomo SMART series	Sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives. [4 models including, F-03C and P-01C]

docomo PRO series	The most advanced high-spec mobile phones for those who love cutting-edge digital tools and cannot get enough of the newest, hottest technology. [4 models including, SH-06C and L-03C]

Raku-Raku PHONE series	An easy-to-use handset series designed on the concept of “user-friendly”, “simple”, “easy to read” and “peace of mind”. [Raku-Raku Phone 7]

Other	· Data device for the Xi service allowing comfortable data access at high speeds [L-02C] · Mobile Wi-Fi routers for easy Internet access via the FOMA network [2 models including, BF-01B and HW-01C]

*	Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB.

[6] Development of International Services

Enhancement of International Roaming Services

•	The number of countries and territories where international roaming services are available was as follows:

Voice and short message services:	213
Packet communications services:	177
Video phone services:	53

•	The number of cities where an overseas support counter was established to provide free battery charging service and handle inquiries pertaining to the use of mobile phones grew to 14.

•

NTT DOCOMO launched “Global Pake-hodai Service”, a packet communications service under a flat-rate billing scheme (billed per day), through overseas mobile service providers designated by DOCOMO (available in 39 countries/regions as of March 31, 2011).

•

“Phone Number Storage” and “Mail Address Storage” services were launched to enhance the convenience of customers studying or working abroad for a long period of time, by allowing them to retain their FOMA phone numbers and mail addresses for up to three years.

Establishment of an Overseas Business Base

•

The combined subscription count of NTT DOCOMO’s Indian partners Tata Teleservices Limited (TTSL) and Tata Teleservices (Maharashtra) Limited, in which it owns equity stakes, grew to over 85 million following the launch of GSM service under the TATA DOCOMO brand. Through their joint efforts, TTSL became the first Indian private telecom operator to launch commercial 3G service.

•

net mobile AG, a German-based subsidiary engaged in mobile content distribution platform business, started offering “MANGA MODE”, a mobile comic distribution service on a mobile phone portal that can be used in common by the customers of major mobile operators in France.

•

NTT DOCOMO entered into a business collaboration agreement with China’s [largest] mobile operator, China Mobile Communications Corporation, and [leading] South Korean telecom operator, KT Corporation, to explore opportunities for collaboration in areas such as network technologies and common platforms.

[7] Promotion of the Credit Business

Expansion of the iD Credit Brand

With respect to its credit brand “iD”, NTT DOCOMO has worked to increase the member stores where iD credit payment can be used, especially in places frequently visited by users in their everyday activities. The roll-out of “iD” payment terminals was completed in all outlets of Seven-Eleven and Mini-Stop convenience store chains nationwide by July 2010 and January 2011, respectively. Meanwhile, NTT DOCOMO started offering “iD” service for smartphones equipped with FeliCa IC chips from February 2011. As a result, the total number of “iD” subscribers reached 15.84 million as of March 31, 2011.

Promotion of DCMX Credit Service

•

NTT DOCOMO also strived to increase the number of subscriptions and boost the usage of its mobile credit payment service, DCMX, by revising its loyalty point program, increasing the number of tie-up stores where users can earn “docomo Points”, expanding the number of virtual stores on our Internet shopping site “DCMX docomo Point mall” and conducting various other promotional campaigns. As a result, the combined subscriptions to the DCMX service reached 12.32 million as of March 31, 2011.

As a result of the above developments, despite an increase in packet communications revenues, due to a decrease in mobile voice related revenues caused by increased market penetration of the Value Plan, and a decrease in handset sales revenues resulting from a fall in wholesale unit prices, consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2011 were 4,224.3 billion yen (a decrease of 1.4% from the previous fiscal year). On the other hand, consolidated operating expenses were 3,385.2 billion yen (a decrease of 2.0% from the previous fiscal year) as a result of a decrease in revenue-driven expenses, network-related expenses and others. As a result, consolidated operating income was 839.1 billion yen (an increase of 1.3% from the previous fiscal year).

Data Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2010 – March 31, 2011)

	(Billions of yen)
	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Change	Percent Change
Operating revenues	1,132.5	1,163.2	30.7	2.7%
Operating expenses	1,067.6	1,086.2	18.6	1.7%
Operating income	64.9	77.0	12.1	18.7%

NTT DATA Corporation (NTT DATA), the main subsidiary in the data communications business segment, pursued the pillars of its Medium-term Management Policy, namely “Strengthening of Service Provision Capability,” “Group Business Enhancement and Expansion,” and “Environment-Oriented Management” towards its goal of being ranked “No. 1 in customer satisfaction” as a leading-edge innovator. NTT DATA’s main activities are discussed below.

[1] Management Policies

Strengthening of Service Provision Capability

•	NTT DATA established the “Project Management Innovation Center” as an organization dedicated to undertake the R&D and expansion of advanced project management techniques.

•

To increase productivity and reduce the amount of labor expended in system development, NTT DATA established the “Proactive Testing COE” as an organization dedicated to perform design and software verification and test services, and to conduct advanced R&D on attaining these goals.

Group Business Enhancement and Expansion

•	NTT DATA acquired U.S.-based RPF Consulting, LLC and U.K.-based Chelford SAP Solutions Ltd. to reinforce its SAP business.

•	NTT DATA acquired U.S.-based Intelligroup, Inc., a firm with specialized know-how of SAP products, Oracle products and global operations expertise.

•

To bolster the provision of not only SAP but comprehensive ICT services in the United States, NTT DATA acquired Keane International, Inc., a US-based company with a large and stable customer base, advanced marketing know-how and global operations expertise.

•

To promote its SAP business on a global scale, NTT DATA forged an alliance with six of its overseas subsidiaries, including itelligence AG, Intelligroup, Inc. and Keane International, Inc., and five domestic group companies, to establish the “SAP Global One Team”, an intra-group company collaborative framework that makes maximum use of the strengths and locations of each company.

Environment-Oriented Management

•	NTT DATA established the “Smart Business Promotion Office” to promote planning and formulate business strategies in relation to smart communities (next-generation energy and social system).

•	NTT DATA launched an authentication service using IC cards at electric vehicle charging stations for multi-dwelling units.

[2] Status of Business Activity Measures

Main Activities During the Fiscal Year Under Review

•

The Regional Bank Integrated Services Center, a shared use format center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks), began providing services to The Akita Bank, Ltd. and Shikoku Bank, Ltd., and the participation of OITA BANK Co., Ltd. has been decided. As a result, the number of user banks increased to 11 and the number of participating banks increased to 15.

•

The Sendai Bank, Ltd. decided to join the “STELLA CUBE”, a shared core center for regional banks (member banks of the Regional Banks Association of Japan and The Second Association of Regional Banks), increasing the number of banks that plan to use the center to seven.

•

NTT DATA and ITOCHU Corporation were commissioned by the National Coordinating Agency for Surveys and Mapping of Indonesia for a project to create the National Geo-spatial Data Infrastructure Networking System.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BIZXAAS

Full OSS Cloud Provisioning Solution	A solution service for creating private and community cloud environments that utilize the benefits of open source software (OSS), limiting initial installation costs and enabling customization in response to customer requests.

Hadoop Provisioning and Administration Solution	A solution service that uses Hadoop, software that has the ability to process large volumes of data at high speed, to provide a wide range of solutions from consulting to system construction and operation.

Document management service	A service that manages and utilizes a variety of office documents as electronic data. The service allows for tiered management of internal documents and setting of access rights, and enables internal information sharing, increases of operational efficiency and improvement of security.

EDI service	A service that supports the transmission of data between SaaS applications provided under the BizXaaS platform service and customers’ systems.

CRM menu	A service that provides an environment which enables immediate use of basic CRM functions, including customer information management, marketing functions and marketing support functions, without building programs.

Lindacloud	A vertical integration appliance server that combines proprietary energy conserving and low-heat generating hardware with tailored software, to achieve prompt and low-cost system installation.

As a result of these efforts, and due to an increase in revenues arising from the increase in the number of consolidated subsidiaries, consolidated operating revenues from the data communications business segment for the fiscal year ended March 31, 2011 were 1,163.2 billion yen (an increase of 2.7% from the previous fiscal year). On the other hand, consolidated operating expenses were 1,086.2 billion yen (an increase of 1.7% from the previous fiscal year) due to an increase in expenses resulting from the increase in the number of consolidated subsidiaries. As a result, consolidated operating income was 77.0 billion yen (an increase of 18.7% from the previous fiscal year).

Other Business Segments

Overview of Business Results by Business Segment (April 1, 2010 – March 31, 2011)

	(Billions of yen)
	Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)	Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)	Change	Percent Change
Operating revenues	1,132.6	1,120.3	(12.3)	(1.1%)
Operating expenses	1,119.3	1,075.4	(43.9)	(3.9%)
Operating income	13.3	44.9	31.5	236.6%

In other business segments, while revenues from the construction and power business and the system development business increased, due to a decrease in revenues from the system development business and other businesses, consolidated operating revenues for the fiscal year ended March 31, 2011 were 1,120.3 billion yen (a decrease of 1.1% from the previous fiscal year). On the other hand, due to a decrease in loan loss expenses in the financing business, consolidated operating expenses for the fiscal year ended March 31, 2011 were 1,075.4 billion yen (a decrease of 3.9% from the previous fiscal year). As a result, consolidated operating income was 44.9 billion yen (an increase of 236.6% from the previous fiscal year).

(2) Analysis of Financial Standing

Consolidated cash flow from operating activities for the fiscal year ended March 31, 2011 was 2,830.9 billion yen in revenues. Compared to the previous fiscal year, cash flow increased 13.0 billion yen (0.5%) due to an increase in net income, among other factors.

Consolidated cash flow from investment activities amounted to 2,052.2 billion yen in cash outlays. Compared to the previous fiscal year, cash outlays decreased 256.7 billion yen (11.1%). While payments for long-term investments increased, this decrease was due to an increase in proceeds from the maturity of short-term investments with cash management activities relating to short-term investments exceeding three months in duration.

Consolidated cash flow from financing activities amounted to cash outlays of 249.6 billion yen. Compared to the previous fiscal year, cash outlays decreased 401.7 billion yen (61.7%). This decrease was due to such factors as an increase in revenues from long-term fund procurement.

As a result of the above, NTT Group’s consolidated cash and cash equivalents at the end of the fiscal year ended March 31, 2011 totaled 1,435.2 billion yen, an increase of 524.1 billion yen (57.5%) compared with the fiscal year ended March 31, 2010.

	(Billions of yen)
	Consolidated totals for the year ended March 31, 2010	Consolidated totals for the year ended March 31, 2011	Change	Percent Change
Cash flow from operating activities	2,817.8	2,830.9	13.0	0.5%
Cash flow from investment activities	(2,308.9)	(2,052.2)	256.7	11.1%
Cash flow from financing activities	(651.3)	(249.6)	401.7	61.7%
Cash and cash equivalents at the end of year	911.1	1,435.2	524.1	57.5%

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term and Next Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

It is planned that dividends for the current annual period will be 120 yen per share, comprising a 60-yen end-of-term dividend and a 60-yen interim dividend. For the next annual period, dividends are planned to be 140 yen for the full year.

While maintaining a good financial standing and as part of a capital policy to improve capital efficiency, NTT intends to use internal funds for investments in new business opportunities.

2. STATUS OF THE NTT CORPORATE GROUP

NTT Group consists of NTT (Holding Company), its 756 subsidiaries and 102 affiliated companies (as of March 31, 2011). The principal businesses of NTT Group are its regional communications business, long-distance and international communications business, mobile communications business, and data communications business.

The principal elements of NTT Group’s businesses and the main consolidated subsidiaries in each business are as follows.

Among NTT’s main consolidated subsidiaries, NTT DOCOMO, INC. (NTT DOCOMO), NTT DATA Corporation (NTT DATA), NTT URBAN DEVELOPMENT CORPORATION (NTTUD) and XNET Corporation are listed on the First Section of the Tokyo Stock Exchange, and NJK Corporation is listed on the Second Section of the Tokyo Stock Exchange.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-TOKYO CORPORATION(*1), NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT WEST-KANSAI CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT TELECON Co.,Ltd., NTT SOLMARE CORPORATION, NTT WEST ASSETPLANNING CORPORATION, TelWel West Japan Corporation, and 76 other companies.

(2) Long-distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services and related ancillary services thereof.

The consolidated subsidiaries in the long-distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Dimension Data Holdings plc, NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT COM ASIA LIMITED, NTT AUSTRALIA PTY. LTD., Verio Inc., Integralis AG, NTT WORLD ENGINEERING MARINE CORPORATION, NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION, NTT Com CHEO CORPORATION, NTT Com Technology Corporation, NTT BizLink, Inc., NTT FANET SYSTEMS Corp., and 228 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services and related ancillary services.

The consolidated subsidiaries in the mobile communications business are NTT DOCOMO, INC. (NTT DOCOMO), DOCOMO Service Inc., DOCOMO Engineering Inc., DOCOMO Mobile Inc., DOCOMO Support Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Business Net, Inc., DOCOMO PACIFIC, INC., net mobile AG, OAK LAWN MARKETING, INC., D2 Communications Inc., DOCOMO.com, Inc., DOCOMO interTouch Pte. Ltd., and 114 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION (NTT DATA), NTT DATA SYSTEMS CORPORATION(*2), NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA i CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA FINANCIAL CORE CORPORATION, NTT DATA FORCE CORPORATION, NTT DATA WAVE CORPORATION, Nihon Card Processing Co., Ltd, NTT DATA FRONTIER CORPORATION, NTT DATA Getronics Corporation, NTT DATA EUROPE GmbH & Co. KG, itelligence AG, NTT DATA CCS CORPORATION, Cirquent GmbH, NTT DATA MSE CORPORATION, JSOL CORPORATION, XNET Corporation, NJK Corporation, Intelligroup, Inc., Keane International, Inc., Keane, Inc., NTT DATA SMS CORPORATION(*3), NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., and 188 other companies.

(5) Other Business

The principal elements in this business are the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT Human Solutions Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., NTT Investment Partners, Inc. and 63 other companies.

*1:    NTT EAST-TOKYOMINAMI CORPORATION changed its name to NTT EAST-TOKYO CORPORATION on July 1, 2010.

*2:    NTT DATA SYSTEMS CORPORATION merged with NTT DATA QUICK CORPORATION, and changed its name to NTT DATA BUSINESS SYSTEMS CORPORATION on April 1, 2011.

*3:    NTT DATA TOKYO SMS CORPORATION changed its name to NTT DATA SMS CORPORATION on September 25, 2010.

A group organizational chart appears on the following page.

Customer

NTT GROUP

<Regional Communications Businesses>

NTT East
NTT West

<Regional Communications Support Group>

and others

<Long-distance and International Communications Businesses>

NTT Communications
Dimension Data Holdings plc

<Long-distance and International Communications Support Group>

and others

<Mobile Communications Businesses>

NTT DOCOMO

<Mobile Communications Support Group>

and others

<Data Communications Businesses>

NTT DATA

<Data Communications Support Group>

and others

<Other Businesses>

- Real Estate Business
  - NTT URBAN DEVELOPMENT CORPORATION
- Financing Business
  - NTT FINANCE CORPORATION
- Construction & Electricity Business
  - NTT FACILITIES, INC.
- System development Business
  - NTT COMWARE CORPORATION
- Advanced Technology Development Businesses
  - NTT ADVANCED TECHNOLOGY CORPORATION
  - NTT Electronics Corporation
  - NTT Software Corporation
- Others
  - NTT ADVERTISING, INC.
  - InfoCom Research, Inc.
  - NTT Human Solutions Corporation
  - NTT LEARNING SYSTEMS CORPORATION
  - NTT BUSINESS ASSOCIE Corporation
  - NTT LOGISCO Inc.
  - NTT Investment Partners, Inc.

and others

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy and Medium-Term Management Objectives

For over 100 years, NTT Group has been the mainstay behind the growth and development of Japanese telecommunications; this track record, the confidence that comes with it, and one of the world’s leading R&D capabilities serve as the foundation from which we will “continue to provide safe and secure services, and continue always to earn the trust of our customers and stakeholders.” With these words as our guide, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environment characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the ubiquitous broadband society of the 21st century. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

In furtherance of this basic business operation policy and in order to respond to the increasingly diversified and complex needs of customers in the wake of the rapid developments taking place in the information and telecommunications market, in November 2004, NTT Group announced “NTT Group’s Medium-Term Management Strategy” which articulates NTT Group’s strategic plan for providing greater convenience to its customers and contributing to overcoming social issues through the combination of NTT Group companies’ strengths to proactively build a broadband and ubiquitous market. Since that time, NTT Group has made steady progress in the construction and commercialization of the NGN (Next-Generation Network) in line with these objectives. In addition, in May 2008, NTT formulated a new medium-term strategy entitled “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous service,” which outlines the next steps for the development of broadband and ubiquitous services following the deployment of both fixed and mobile full-IP network infrastructure, targeted for completion in 2010.

Pursuant to this new business strategy, NTT will focus its efforts on the creation and full-scale deployment of broadband and ubiquitous services through the utilization of NTT Group’s full-IP network platform, and on the transitional reform of its business and organizational structures from fixed-line telephone and other legacy businesses towards a model centered around IP-related businesses, solution businesses and new business lines. Through these efforts, NTT will endeavor to reach 1.3 trillion yen in consolidated operating profit for the fiscal year ending March 31,2013.

(2) Issues Facing the Corporate Group

Although there are concerns of an economic downturn in Europe, the U.S. and Asia, the global economy is expected to continue to steadily grow. For the Japanese economy, while earthquake recovery efforts are anticipated to provide a stimulus to the economy, it is expected that in the short term there will be strong pressure holding back growth, particularly in terms of production, and it is feared that both corporate and consumer confidence will worsen. For these reasons, severe conditions are expected to continue.

In the information and telecommunications market, there are short-term concerns regarding the effects of power supply restrictions and disruptions to the supply chain. In addition, as rapid globalization continues to progress and there are further shift towards broadband and ubiquitous services, fierce competition is likely to continue, with further expansion of cloud computing services and the development of new business models through the entry into the market of a diverse range of businesses.

1. Business Developments Pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group”

NTT Group will work to create and deploy broadband and ubiquitous services using its full IP network infrastructure in response to consumer preferences and pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group”, adopted in May 2008. This will restructure NTT Group’s business to focus on IP businesses, and solutions and new businesses, and aim to further raise the percentage of consolidated sales revenues from these businesses, which accounted for 65% of consolidated sales during the fiscal year ended March 31, 2011. In light of the business environment surrounding NTT Group, specific actions include the promotion of the initiatives below.

- Enhancement of ICT Service and Solutions for Corporations and Government

To respond to the increasing diversification of corporate customer needs with regards to quality and price, NTT Group will enhance its lineup not just for networks, but also for data centers and applications, offering a range of menus from high-reliability to economically-priced, and will actively promote the development of “BizXaaS”, “BizCITY” and other services.

To enhance convenience in government, education and medical service and to respond to such societal issues as environmental protection, the aging population and declining birthrate, NTT Group will promote widespread ICT use. For example, to promote ICT use in the education field, NTT Group will collaborate with local governments to implement the cloud computing field trial, “Education Square X ICT”.

In response to the Great East Japan Earthquake, NTT Group will direct its efforts towards the creation and offering of services utilizing ICT, such as adopting cloud-based information systems and thin clients (e.g., “BizDesktop”), which have the ability to adapt to changes to the Business Continuity Plan (BCP) of businesses and local governments, and the monitoring of waterworks, canals, bridges and other public infrastructure using optical fiber or wireless technology.

- Enhancement of Consumer Services

NTT Group will work towards the further development of broadband communications through the spread of the LTE service “Xi” and the expansion of its broadband user base through the introduction of easy-to-use rate plans, including “FLET’S Hikari Light”, a two-tier fixed-rate service. NTT Group will also make efforts towards further enhancement of ICT services using both fixed and wireless broadband.

In addition to smartphones, the number of devices that can connect to networks using wireless broadband services, such as automobiles and household electronics, is increasing. Through this increase in the use of networks, NTT Group will expand ICT services in a variety of areas, including the utilization of NTT Group’s content distribution, authentication, payment functions, enhancement of applications through collaboration with partner corporations, and promotion of Home ICT.

With social networking service, blogs and other services expanding, NTT Group will strengthen its response to the increased use of these services, utilizing smartphones and a variety of handsets with broadband services.

- Strengthening of the Framework for Promotion of Global Businesses and the Enhancement of Services

To respond to customer needs for high quality and globally seamless services, NTT Group will strengthen global development in two primary business fields of System Integration (SI) and Network Integration (NI) business for corporate customers and mobile business for consumers.

In the SI and NI business for corporate customers, NTT Group will integrate the strengths of individual group companies, including the recently acquired Dimension Data Holdings plc and Keane International, Inc., to provide a complete service lineup and enhance area coverage, thereby achieving business synergies. Management will be further strengthened both in terms of global business strategy and in terms of personnel administration, in order to accelerate growth in global business.

With regards to the mobile business for consumers in emerging markets, mainly in Asia, NTT Group will collaborate with local carriers, support the building of 3G services and introduction and expansion of value-added services. In the markets of developed countries, NTT Group will develop cutting-edge value-added services designed for high-speed networks and the increasing variety of devices.

- Responding to Environmental Issues

With respect to environmental issues, which are a global concern, NTT Group will bolster its efforts to reduce its environmental burden through the three initiatives below:

•	“Green of ICT”

This initiative is aimed at reducing the environmental burden resulting from ICT, such as energy conservation at NTT Group’s data centers and communication facilities, and promoting natural energy generation.

•	“Green by ICT”

This initiative promotes the use of ICT, such as telecommuting and teleconferencing, to help reduce the environmental burden on society as a whole.

•	“Green with Team NTT”

Under this initiative, each NTT Group employee’s action will help reduce the environmental burden at the workplace, at home and in the community

2. Great East Japan Earthquake Restoration Initiatives and Disaster Countermeasures

By the end of April, NTT Group had restored virtually all damaged exchange offices and base stations (except for certain areas where restoration is difficult, such as areas surrounding the Fukushima Daiichi Nuclear Power Plant, etc.) through renewal of power supplies and equipment in exchange offices, repair and re-installation of relay transmission lines, and areal restoration for mobile phones using large zone schemes where a single station covers multiple stations. For the areas where damage to houses and other structures was extensive, NTT will conduct restoration at the same pace at which roads and other infrastructure are restored.

The Great East Japan Earthquake impacted telecommunication facilities in unprecedented ways, as the massive earthquake and resulting tsunamis caused, among other things, widespread and extended power outages and scheduled power outages. In addition, with the advancement of mobile phones and the Internet, a wide variety of means for information exchange was employed. NTT Group has reconfirmed the vitality of communication services to society, and in light of the foregoing, will proactively take the following countermeasures, collaborating with the central and local governments as necessary:

Development of disaster-resistant networks and prompt recovery methods

•	Distribute key functions across regions and implement multiple routes in preparation against wide-area disasters

•	Improve power capacity to withstand widespread and long-term power outages

Secure prompt reconnection for local relief sites

•	Increase the use of satellite and wireless communications, etc.

Secure means of information distribution after disasters

•	Greater responsiveness to communication needs directly following a disaster, such as safety confirmation (countermeasure against service congestion)

•	Measures to correspond to the diversification of customer needs, which are shifting from using voice communications to e-mail and the Internet

Provide services and solutions useful during a disaster and during recovery

•	Support for local governments, medical care and schools, etc.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2010	March 31, 2011	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥911,062	¥1,435,158	¥524,096
Short-term investments	382,227	167,175	(215,052)
Notes and accounts receivable, trade	1,948,467	2,072,011	123,544
Allowance for doubtful accounts	(41,092)	(45,907)	(4,815)
Accounts receivable, other	210,262	265,668	55,406
Inventories	278,869	314,983	36,114
Prepaid expenses and other current assets	298,111	316,328	18,217
Deferred income taxes	257,793	244,881	(12,912)

Total current assets	4,245,699	4,770,297	524,598

Property, plant and equipment:
Telecommunications equipment	14,708,053	14,606,718	(101,335)
Telecommunications service lines	14,285,962	14,527,349	241,387
Buildings and structures	5,789,511	5,855,282	65,771
Machinery, vessels and tools	1,790,366	1,806,355	15,989
Land	1,122,797	1,133,675	10,878
Construction in progress	269,149	312,480	43,331

	37,965,838	38,241,859	276,021
Accumulated depreciation	(27,908,292)	(28,341,219)	(432,927)

Net property, plant and equipment	10,057,546	9,900,640	(156,906)

Investments and other assets:
Investments in affiliated companies	634,950	581,073	(53,877)
Marketable securities and other investments	301,270	276,178	(25,092)
Goodwill	499,830	747,526	247,696
Software	1,316,021	1,330,085	14,064
Other intangibles	137,920	287,400	149,480
Other assets	916,884	885,444	(31,440)
Deferred income taxes	828,935	886,953	58,018

Total investments and other assets	4,635,810	4,994,659	358,849

Total assets	¥18,939,055	¥19,665,596	¥726,541

	Millions of yen
	March 31, 2010	March 31, 2011	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥310,597	¥341,567	¥30,970
Current portion of long-term debt	781,323	698,476	(82,847)
Accounts payable, trade	1,301,944	1,379,279	77,335
Accrued payroll	442,295	475,226	32,931
Accrued interest	11,309	12,189	880
Accrued taxes on income	258,178	208,363	(49,815)
Accrued consumption tax	33,433	37,835	4,402
Advances received	152,619	206,572	53,953
Deposit received	85,377	81,997	(3,380)
Other	211,235	247,568	36,333

Total current liabilities	3,588,310	3,689,072	100,762

Long-term liabilities:
Long-term debt	3,376,669	3,494,198	117,529
Obligations under capital leases	41,032	34,818	(6,214)
Liability for employees’ retirement benefits	1,447,781	1,535,964	88,183
Other	714,384	830,612	116,228

Total long-term liabilities	5,579,866	5,895,592	315,726

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,838,927	2,834,029	(4,898)
Retained earnings	5,406,726	5,155,596	(251,130)
Accumulated other comprehensive income (loss)	(189,606)	(303,708)	(114,102)
Treasury stock, at cost	(1,205,844)	(603,133)	602,711

Total NTT shareholders’ equity	7,788,153	8,020,734	232,581

Noncontrolling interests	1,982,726	2,060,198	77,472

Total equity	9,770,879	10,080,932	310,053

Total liabilities and equity	¥18,939,055	¥19,665,596	¥726,541

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation as of March 31, 2011.

(2) CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	Millions of yen
	2010	2011	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥2,355,597	¥2,180,778	¥(174,819)
Mobile voice related services	2,150,734	2,021,579	(129,155)
IP / packet communications services	3,113,411	3,341,112	227,701
Sale of telecommunication equipment	598,318	565,874	(32,444)
System integration	1,242,729	1,382,195	139,466
Other	720,587	813,465	92,878

	10,181,376	10,305,003	123,627

Operating expenses:
Cost of services (exclusive of items shown separately below)	2,426,721	2,458,029	31,308
Cost of equipment sold (exclusive of items shown separately below)	798,895	760,832	(38,063)
Cost of system integration (exclusive of items shown separately below)	817,135	915,018	97,883
Depreciation and amortization	2,012,064	1,962,534	(49,530)
Impairment losses	4,582	1,094	(3,488)
Selling, general and administrative expenses	3,000,370	2,989,814	(10,556)
Goodwill and other intangible assets impairments	3,916	2,773	(1,143)

	9,063,683	9,090,094	26,411

Operating income (loss)	1,117,693	1,214,909	97,216

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(55,150)	(55,267)	(117)
Interest income	24,004	21,600	(2,404)
Other, net	33,524	(5,445)	(38,969)

	2,378	(39,112)	(41,490)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,120,071	1,175,797	55,726

Income tax expense (benefit):
Current	494,472	448,813	(45,659)
Deferred	(47,471)	26,779	74,250

	447,001	475,592	28,591

Income (loss) before equity in earnings (losses) of affiliated companies	673,070	700,205	27,135

Equity in earnings (losses) of affiliated companies	8,794	1,670	(7,124)

Net income (loss)	681,864	701,875	20,011

Less – Net income attributable to noncontrolling interests	189,598	192,246	2,648

Net income (loss) attributable to NTT	¥492,266	¥509,629	¥17,363

	Shares or Yen
	2010	2011
Per share of common stock:
Weighted average number of common shares outstanding	1,323,262,483	1,323,173,389
Net income (loss) attributable to NTT	¥372.01	¥385.16

(3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2010

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,841,037	¥5,066,637	¥(341,917)	¥(1,205,597)	¥7,298,110	¥1,847,520	¥9,145,630
Comprehensive income (loss):
Net income (loss)			492,266			492,266	189,598	681,864
Other comprehensive income (loss):
Unrealized gain (loss) on securities				15,658		15,658	4,911	20,569
Unrealized gain (loss) on derivative instruments				(927)		(927)	(37)	(964)
Foreign currency translation adjustments				7,787		7,787	1,857	9,644
Pension liability adjustments				129,793		129,793	5,176	134,969

Total other comprehensive income (loss)						152,311	11,907	164,218

Total comprehensive income (loss)						644,577	201,505	846,082

Cash dividends			(152,177)			(152,177)	(81,864)	(234,041)
Changes in NTT’s ownership interest in subsidiaries		(2,061)				(2,061)	15,565	13,504
Acquisition of treasury stocks					(491)	(491)		(491)
Resale of treasury stocks		(49)			244	195		195
At end of year	¥937,950	¥2,838,927	¥5,406,726	¥(189,606)	¥(1,205,844)	¥7,788,153	¥1,982,726	¥9,770,879

YEAR ENDED MARCH 31, 2011

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,838,927	¥5,406,726	¥(189,606)	¥(1,205,844)	¥7,788,153	¥1,982,726	¥9,770,879
Comprehensive income (loss):
Net income (loss)			509,629			509,629	192,246	701,875
Other comprehensive income (loss):
Unrealized gain (loss) on securities				(4,155)		(4,155)	(2,136)	(6,291)
Unrealized gain (loss) on derivative instruments				(1,643)		(1,643)	110	(1,533)
Foreign currency translation adjustments				(32,770)		(32,770)	(11,346)	(44,116)
Pension liability adjustments				(75,534)		(75,534)	(4,969)	(80,503)

Total other comprehensive income (loss)						(114,102)	(18,341)	(132,443)

Total comprehensive income (loss)						395,527	173,905	569,432

Cash dividends			(158,783)			(158,783)	(86,063)	(244,846)
Changes in NTT’s ownership interest in subsidiaries		(3,929)				(3,929)	(10,370)	(14,299)
Acquisition of treasury stocks					(417)	(417)		(417)
Resale of treasury stocks		(53)			236	183		183
Cancellation of treasury stock		(916)	(601,976)		602,892	—		—
At end of year	¥937,950	¥2,834,029	¥5,155,596	¥(303,708)	¥(603,133)	¥8,020,734	¥2,060,198	¥10,080,932

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2010	2011	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥681,864	¥701,875	¥20,011
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	2,012,064	1,962,534	(49,530)
Impairment losses	4,582	1,094	(3,488)
Deferred taxes	(47,471)	26,779	74,250
Goodwill and other intangible assets impairments	3,916	2,773	(1,143)
Loss on disposal of property, plant and equipment	111,024	104,730	(6,294)
Gains on sales of property, plant and equipment	(14,940)	(4,716)	10,224
Equity in (earnings) losses of affiliated companies	(8,794)	(1,670)	7,124
(Increase) decrease in notes and accounts receivable, trade	(16,641)	24,299	40,940
(Increase) decrease in inventories	27,818	(11,745)	(39,563)
(Increase) decrease in other current assets	(11,026)	(53,605)	(42,579)
Increase (decrease) in accounts payable, trade and accrued payroll	(49,722)	(28,533)	21,189
Increase (decrease) in accrued consumption tax	4,898	512	(4,386)
Increase (decrease) in accrued interest	(1,176)	841	2,017
Increase (decrease) in advances received	37,613	26,392	(11,221)
Increase (decrease) in accrued taxes on income	(31,409)	(56,536)	(25,127)
Increase (decrease) in other current liabilities	(21,318)	(12,355)	8,963
Increase (decrease) in liability for employees’ retirement benefits	28,274	(32,312)	(60,586)
Increase (decrease) in other long-term liabilities	117,864	68,856	(49,008)
Other	(9,584)	111,659	121,243

Net cash provided by (used in) operating activities	¥2,817,836	¥2,830,872	¥13,036

	Millions of yen
	2010	2011	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,370,923)	¥(1,410,827)	¥(39,904)
Payments for intangibles	(545,397)	(484,159)	61,238
Proceeds from sale of property, plant and equipment	41,288	13,445	(27,843)
Payments for purchase of non-current investments	(89,656)	(425,797)	(336,141)
Proceeds from sale and redemption of non-current investments	20,611	23,921	3,310
Payments for purchase of short-term investments	(443,195)	(768,594)	(325,399)
Proceeds from redemption of short-term investments	86,306	988,780	902,474
Other	(7,942)	11,019	18,961

Net cash provided by (used in) investing activities	(2,308,908)	(2,052,212)	256,696

Cash flows from financing activities:
Proceeds from issuance of long-term debt	450,378	801,185	350,807
Payments for settlement of long-term debt	(538,026)	(782,512)	(244,486)
Proceeds from issuance of short-term debt	3,466,397	2,554,569	(911,828)
Payments for settlement of short-term debt	(3,544,696)	(2,524,709)	1,019,987
Dividends paid	(152,177)	(158,783)	(6,606)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(296)	(234)	62
Acquisition of treasury stocks by subsidiary	(20,174)	(30,092)	(9,918)
Other	(312,703)	(109,002)	203,701

Net cash provided by (used in) financing activities	(651,297)	(249,578)	401,719

Effect of exchange rate changes on cash and cash equivalents	654	(4,986)	(5,640)

Net increase (decrease) in cash and cash equivalents	(141,715)	524,096	665,811
Cash and cash equivalents at beginning of year	1,052,777	911,062	(141,715)

Cash and cash equivalents at end of year	¥911,062	¥1,435,158	¥524,096

Cash paid during the year for:
Interest	¥56,322	¥54,483	¥(1,839)
Income taxes, net	511,261	519,205	7,944

Noncash investing and financing activities:
Capital lease obligations incurred during the year	26,387	21,969	(4,418)
Acquisitions of stocks through share exchanges	15,023	—	(15,023)
Acquisitions of exchangeable bonds through share exchange	20,821	—	(20,821)
Acquisitions of stocks through conversion of exchangeable bonds	26,326	—	(26,326)
Cancellation of treasury stock	—	602,892	602,892

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation for the fiscal year ended March 31, 2011.

(5) Going Concern Assumption

None

(6) Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), etc.).

Principal Accounting Policies, etc.

Marketable Securities

ASC320, “Investments – Debt and Equity Securities” applies.

Inventories

Inventories are stated at the lower of cost or market. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

Goodwill and Other Intangible Assets

ASC350, “Intangibles – Goodwill and Other” applies.

Liability for Employees’ Retirement Benefits

ASC715, “Compensation – Retirement Benefits” applies.

Derivative Financial Instruments

ASC815, “Derivatives and Hedging” applies.

Income Taxes

Income taxes are computed based on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

(7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

Accounting for Transfers of Financial Assets

Effective April 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2009-16 “Accounting for Transfers of Financial Assets” issued by FASB in December 2009. This ASU eliminates the concept and associated guidance of a “qualifying special-purpose entity,” creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This ASU also provides for transfers that occurred before and after its effective date. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”).

Effective April 1, 2010, NTT Group adopted ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)” issued by FASB in December 2009. This ASU prescribes the change in approach for determining VIE’s primary beneficiaries (the reporting entities that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIE. The adoption of this ASU had an impact on the accounting for consolidated VIE, however, the adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

(8) Business Segments

1. Sales and operating revenues

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)
Regional communications business
Customers	3,449,437	3,529,551	80,114
Intersegment	514,906	497,657	(17,249)

Total	3,964,343	4,027,208	62,865

Long-distance and international communications business
Customers	1,145,949	1,223,429	77,480
Intersegment	113,693	109,223	(4,470)

Total	1,259,642	1,332,652	73,010

Mobile communications business
Customers	4,243,432	4,191,795	(51,637)
Intersegment	40,972	32,478	(8,494)

Total	4,284,404	4,224,273	(60,131)

Data communications business
Customers	1,007,274	1,031,107	23,833
Intersegment	125,239	132,081	6,842

Total	1,132,513	1,163,188	30,675

Other
Customers	335,284	329,121	(6,163)
Intersegment	797,332	791,146	(6,186)

Total	1,132,616	1,120,267	(12,349)

Elimination	(1,592,142)	(1,562,585)	29,557

Consolidated total	10,181,376	10,305,003	123,627

2. Segment profit or loss

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)
Operating income (loss)
Regional communications business	82,105	127,252	45,147
Long-distance and international communications business	98,230	97,089	(1,141)
Mobile communications business	828,449	839,102	10,653
Data communications business	64,866	76,978	12,112
Other	13,326	44,857	31,531

Total	1,086,976	1,185,278	98,302
Elimination	30,717	29,631	(1,086)

Consolidated total	1,117,693	1,214,909	97,216

3. Segment assets

	(Millions of yen)
	March 31, 2010	March 31, 2011	Increase (Decrease)
Segment assets
Regional communications business	7,642,212	7,659,004	16,792
Long-distance and international communications business	1,315,930	1,770,589	454,659
Mobile communications business	6,905,750	6,945,024	39,274
Data communications business	1,324,508	1,502,352	177,844
Other	9,901,694	10,009,775	108,081

Total	27,090,094	27,886,744	796,650
Elimination	(8,151,039)	(8,221,148)	(70,109)

Consolidated total	18,939,055	19,665,596	726,541

4. Other significant items

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)
Depreciation and amortization
Regional communications business	884,810	847,483	(37,327)
Long-distance and international communications business	137,269	134,423	(2,846)
Mobile communications business	706,942	698,690	(8,252)
Data communications business	151,067	148,404	(2,663)
Other	125,165	127,419	2,254

Total	2,005,253	1,956,419	(48,834)
Elimination	6,811	6,115	(696)

Consolidated total	2,012,064	1,962,534	(49,530)

Capital investments for segment assets(*)
Regional communications business	874,204	806,953	(67,251)
Long-distance and international communications business	129,010	135,452	6,442
Mobile communications business	686,508	668,476	(18,032)
Data communications business	162,571	139,070	(23,501)
Other	134,831	120,155	(14,676)

Consolidated total	1,987,124	1,870,106	(117,018)

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)
Payments for property, plant and equipment	1,370,923 million yen	1,410,827 million yen	39,904 million yen
Payments for intangibles	545,397 million yen	484,159 million yen	(61,238) million yen

Total	1,916,320 million yen	1,894,986 million yen	(21,334) million yen
Difference from the total of capital investments	(70,804) million yen	24,880 million yen	95,684 million yen

(9) Income Taxes

Significant components of deferred tax assets and liabilities:

	(Millions of yen)
	March 31, 2010	March 31, 2011
Deferred tax assets:
Liability for employees’ retirement benefits	592,265	627,346
Property, plant and equipment and intangible assets principally due to differences in depreciation	437,383	437,054
Operating loss carryforwards	186,745	175,472
Foreign currency translation adjustments	8,993	21,809
Other	474,988	486,919

Total gross deferred tax assets	1,700,374	1,748,600

Less – Valuation allowance	(265,850)	(274,559)

Total deferred tax assets	1,434,524	1,474,041

Deferred tax liabilities:
Changes in interests in subsidiaries as a result of issuance of their common stock, etc.	(354,449)	(347,597)
Other	(143,276)	(178,642)

Total gross deferred tax liabilities	(497,725)	(526,239)

Net deferred tax assets	936,799	947,802

(10) Employees’ Retirement Benefits

Retirement Benefits and Contract-type Corporate Pension Plan

1. Benefit obligations

	(Millions of yen)
	March 31, 2010	March 31, 2011
Benefit obligation, end of year	(2,166,730)	(2,094,807)
Fair value of plan assets, end of year	1,136,409	1,086,800
Under funded status	(1,030,321)	(1,008,007)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2010	March 31, 2011
Liability for employees’ retirement benefits	(1,030,355)	(1,008,046)
Other assets	34	39
Accumulated other comprehensive loss (income)	251,293	310,145
Net amount recognized	(779,028)	(697,862)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2010	March 31, 2011
Net actuarial loss	314,466	351,345
Transition obligation	1,281	1,112
Prior service cost	(64,454)	(42,312)

Total	251,293	310,145

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011
Service cost	75,818	75,251
Interest cost on projected benefit obligation	46,906	43,854
Expected return on plan assets	(25,171)	(24,819)
Net amortization and deferral	4,621	(10,174)

Total	102,174	84,112

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2010	Year ended March 31, 2011
Discount rate	Projected benefit obligation	2.1%	2.0%
	Net pension cost	2.2%	2.1%
Long-term rate of salary increases		1.9-3.2%	2.5-3.4%
Long-term rate of return on plan assets		2.5%	2.3%

The NTT Kigyou-Nenkin-Kikin (Employee Pension Fund)

1. Benefit obligations

	(Millions of yen)
	March 31, 2010	March 31, 2011
Benefit obligation, end of year	(1,338,782)	(1,413,349)
Fair value of plan assets, end of year	921,356	885,431
Under Funded status	(417,426)	(527,918)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2010	March 31, 2011
Liability for employees’ retirement benefits	(417,426)	(527,918)
Accumulated other comprehensive loss (income)	110,186	182,711
Net amount recognized	(307,240)	(345,207)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2010	March 31, 2011
Net actuarial loss	123,579	191,578
Prior service cost	(13,393)	(8,867)

Total	110,186	182,711

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011
Service cost	36,415	36,591
Interest cost on projected benefit obligation	28,084	27,866
Expected return on plan assets	(20,539)	(22,858)
Net amortization and deferral	14,272	7,962
Employee contributions	(3,605)	(3,615)

Total	54,627	45,946

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2010	Year ended March 31, 2011
Discount rate	Projected benefit obligation	2.1%	2.0%
	Net pension cost	2.2%	2.1%
Long-term rate of salary increases		3.4%	3.4%
Long-term rate of return on plan assets		2.5%	2.5%

(11) Business Combinations

Dimension Data Holdings plc

On October 25, 2010, NTT completed its acquisition of 96.6% of the ordinary shares of Dimension Data Holdings plc (“Dimension Data”), an English public limited company based in the Republic of South Africa whose shares are traded on the London Stock Exchange and the Johannesburg Stock Exchange, by means of a recommended cash offer at ¥260,571 million. The acquisition process continued through October 25, 2010, and on December 13, 2010 NTT made Dimension Data its wholly-owned subsidiary after acquiring 3.4% of the ordinary shares of Dimension Data at ¥9,421 million. This acquisition is intended to increase competitiveness by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in offering development, operation and maintenance of IT infrastructure. The acquisition of Dimension Data will be recorded in accordance with the acquisition method. The amounts for assets acquired and liabilities assumed as of the acquisition date were ¥487,424 million and ¥205,922 million, respectively.

Keane International Inc

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of NTT, entered into a cash merger agreement on October 29, 2010 with Keane International Inc. (“Keane International”), a U.S. based company, and Citigroup Venture Capital International Technology Holdings, LLC as Keane International’s shareholder representative, pursuant to which Keane International merged with Knight Subsidiary Corporation (“Knight Corporation”), a consolidated subsidiary of NTT DATA, and became a wholly-owned subsidiary of NTT DATA. In this merger, Keane International is the surviving corporation. The shares of Knight Corporation that NTT DATA owns were converted into shares of Keane International, and the shares of Keane International owned by its other shareholders were converted into rights to exchange those shares for cash. The merger was completed on December 31, 2010. The price of this acquisition was ¥95,342 million. This acquisition will enable NTT DATA to provide fully integrated IT services in the U.S. in addition to the strong global SAP service capabilities it has built to date. This acquisition will be recorded in accordance with the acquisition method. The amounts for assets acquired and liabilities assumed as of the acquisition date were ¥156,185 million and ¥60,843 million, respectively.

(12) Investment Property

1. Investment Property

NTT Group maintains investment properties including office buildings.

2. Fair value of Investment Property

(Millions of yen)
Amount included in the consolidated balance sheets			Fair value
As of March 31, 2010	Increase (Decrease)	As of March 31, 2011
760,675	39,844	800,519	1,504,341

(1)	“Amount included in the consolidated balance sheets” represents the original acquisition cost reduced by the accumulated depreciation amount and the accumulated impairment loss.
(2)	“Fair value” is calculated primarily through real estate appraisal standards.

(13) Subsequent Event

Repurchase of Shares

On May 13, 2011, the board of directors resolved that NTT may acquire up to a total not exceeding 60 million outstanding shares of its common stock at an amount in total not exceeding ¥280 billion from May 16, 2011 through September 30, 2011.

(14) Other

The Great East Japan Earthquake

Due to the impact of the Great East Japan Earthquake which occurred on March 11, 2011, NTT Group’s telecommunications facilities and buildings, among other things, were damaged. For the consolidated fiscal year under review, 28,225 million yen was recorded in operating expenses as a loss on retirement of damaged facilities, expenses incurred for restoration work and other expenses which resulted from this earthquake.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2010	March 31, 2011
ASSETS
Current assets:
Cash and bank deposits	10,566	13,642
Accounts receivable, trade	3,096	1,284
Supplies	241	245
Advance payment	859	798
Deferred income taxes	1,329	927
Short-term loans receivable	309,181	320,177
Accounts receivable, other	75,157	66,291
Subsidiary deposits	122,513	91,950
Other	6,430	6,778

Total current assets	529,377	502,096

Fixed assets:
Property, plant and equipment
Buildings	127,216	123,844
Structures	4,585	4,575
Machinery, equipment and vehicles	529	498
Tools, furniture and fixtures	19,945	18,999
Land	29,674	29,674
Lease assets	471	429
Construction in progress	1,903	1,737

Total property, plant and equipment	184,327	179,759

Intangible fixed assets	54,148	49,055

Investments and other assets
Investment securities	18,544	13,626
Investments in subsidiaries and affiliated companies	4,794,219	5,072,805
Other securities of subsidiaries and affiliated companies	5,862	6,737
Contributions to affiliated companies	84	148
Long-term loans receivable to subsidiaries	1,869,655	1,727,465
Deferred income taxes	20,562	16,898
Other	1,007	1,635

Total investments and other assets	6,709,936	6,839,318

Total fixed assets	6,948,412	7,068,132

TOTAL ASSETS	7,477,789	7,570,228

	Millions of yen
	March 31, 2010	March 31, 2011
LIABILITIES
Current liabilities:
Accounts payable, trade	459	264
Current portion of corporate bonds	230,000	227,924
Current portion of long-term borrowings	181,104	74,240
Lease obligations	56	34
Accounts payable, other	30,036	28,971
Accrued expenses	8,123	9,148
Accrued taxes on income	36,165	210
Advance received	1,009	1,024
Deposit received	252	524
Deposit received from subsidiaries	60,540	61,862
Unearned revenue	0	1
Other	1	167

Total current liabilities	547,751	404,373

Long-term liabilities:
Corporate bonds	1,341,019	1,183,193
Long-term borrowings	627,770	953,530
Lease obligations	770	753
Liability for employees’ retirement benefits	28,096	29,584
Asset retirement obligations	—	1,162
Other	653	653

Total long-term liabilities	1,998,309	2,168,877

TOTAL LIABILITIES	2,546,060	2,573,251

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus
Additional paid-in capital	2,672,826	2,672,826
Other capital surplus	968	—

Total capital surplus	2,673,794	2,672,826

Earned surplus
Legal reserve	135,333	135,333
Other earned surplus
Other reserve	1,131,000	1,131,000
Accumulated earned surplus	1,256,717	721,664

Total earned surplus	2,523,050	1,987,997

Treasury stock	(1,205,843)	(603,132)

Total shareholders’ equity	4,928,951	4,995,640

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	2,777	1,336

Total unrealized gains (losses), translation adjustments, and others	2,777	1,336

TOTAL NET ASSETS	4,931,728	4,996,977

TOTAL LIABILITIES AND NET ASSETS	7,477,789	7,570,228

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2010	2011
Operating revenues:
Dividends received	217,852	235,720
Revenues from group management	18,350	19,149
Revenues from basic R&D	126,999	123,999
Other services	15,814	11,503

Total operating revenues	379,016	390,373

Operating expenses:
Administration	21,422	20,696
Experiment and research	95,885	89,043
Depreciation and amortization	43,224	41,942
Retirement of fixed assets	2,055	1,280
Miscellaneous taxes	2,904	3,932

Total operating expenses	165,491	156,895

Operating income	213,525	233,478

Non-operating revenues:
Interest income	32,683	30,229
Lease and rental income	11,997	12,282
Miscellaneous income	3,253	2,449

Total non-operating revenues	47,934	44,961

Non-operating expenses:
Interest expenses	11,569	11,287
Corporate bond interest expenses	24,238	23,184
Lease and rental expenses	5,612	5,983
Exchange losses	8	8,633
Miscellaneous expenses	4,497	1,513

Total non-operating expenses	45,925	50,602

Recurring profit	215,534	227,837

Special losses:
Loss on adjustment for changes of accounting standard for asset retirement obligations	—	757
Special loss on disaster	—	226

Total special losses	—	983

Income before income taxes	215,534	226,853

Corporation, inhabitant, and enterprise taxes	(1,922)	(3,571)
Deferred tax expenses (benefits)	1,710	4,719

Total income taxes	(212)	1,148

Net income	215,746	225,705

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2010	2011
Shareholders’ equity
Common stock:
At the previous year end	937,950	937,950
Net change during the annual period
Total net change during the annual period	—	—

At the year end	937,950	937,950

Capital surplus:
Additional paid-in capital
At the previous year end	2,672,826	2,672,826
Net change during the annual period
Total net change during the annual period	—	—

At the year end	2,672,826	2,672,826

Other capital surplus:
At the previous year end	1,017	968
Net change during the annual period
Resale of treasury stock	(48)	(52)
Cancellation of treasury stock	—	(915)

Total net change during the annual period	(48)	(968)

At the year end	968	—

Total capital surplus:
At the previous year end	2,673,843	2,673,794
Net change during the annual period
Resale of treasury stock	(48)	(52)
Cancellation of treasury stock	—	(915)

Total net change during the annual period	(48)	(968)

At the year end	2,673,794	2,672,826

Earned surplus:
Legal reserve
At the previous year end	135,333	135,333
Net change during the annual period
Total net change during the annual period	—	—

At the year end	135,333	135,333

Other earned surplus:
Other reserve
At the previous year end	1,131,000	1,131,000
Net change during the annual period
Total net change during the annual period	—	—

At the year end	1,131,000	1,131,000

Accumulated earned surplus:
At the previous year end	1,193,147	1,256,717
Net change during the annual period
Cash dividends	(152,177)	(158,782)
Net income	215,746	225,705
Cancellation of treasury stock	—	(601,976)

Total net change during the annual period	63,569	(535,053)

At the year end	1,256,717	721,664

	Millions of yen
	2010	2011
Total earned surplus:
At the previous year end	2,459,481	2,523,050
Net change during the annual period
Cash dividends	(152,177)	(158,782)
Net income	215,746	225,705
Cancellation of treasury stock	—	(601,976)

Total net change during the annual period	63,569	(535,053)

At the year end	2,523,050	1,987,997

Treasury stock:
At the previous year end	(1,205,597)	(1,205,843)
Net change during the annual period
Payments to acquire treasury stock	(491)	(416)
Resale of treasury stock	244	236
Cancellation of treasury stock	—	602,891

Total net change during the annual period	(246)	602,711

At the year end	(1,205,843)	(603,132)

Total shareholders’ equity:
At the previous year end	4,865,677	4,928,951
Net change during the annual period
Cash dividends	(152,177)	(158,782)
Net income	215,746	225,705
Payments to acquire treasury stock	(491)	(416)
Resale of treasury stock	196	183

Total net change during the annual period	63,273	66,689

At the year end	4,928,951	4,995,640

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities
At the previous year end	2,667	2,777
Net change during the annual period
Others, net	110	(1,441)

Total net change during the annual period	110	(1,441)

At the year end	2,777	1,336

Total unrealized gains (losses), translation adjustments, and others:
At the previous year end	2,667	2,777
Net change during the annual period
Others, net	110	(1,441)

Total net change during the annual period	110	(1,441)
At the year end	2,777	1,336

	Millions of yen
	2010	2011
Total net assets:
At the previous year end	4,868,344	4,931,728
Net change during the annual period
Cash dividends	(152,177)	(158,782)
Net income	215,746	225,705
Payments to acquire treasury stock	(491)	(416)
Resale of treasury stock	196	183
Others, net	110	(1,441)

Total net change during the annual period	63,384	65,248

At the year end	4,931,728	4,996,977

(4) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2010	2011
Cash flows from operating activities:
Income before income taxes	215,534	226,853
Depreciation and amortization	46,106	44,710
Loss on adjustment for changes of accounting standard for asset retirement obligations	—	757
Loss on disposal of property, plant and equipment	1,029	963
Dividends received	(217,852)	(235,720)
Increase (decrease) in liability for employees’ retirement benefits	1,763	1,487
(Increase) decrease in accounts receivable	(12,098)	1,155
Increase (decrease) in accounts payable and accrued expenses	(22,482)	3,406
Increase (decrease) in accrued consumption tax	(85)	(148)
(Increase) decrease in other current assets	(1,316)	(104)
(Increase) decrease in subsidiary deposits	—	(5,000)
Increase (decrease) in deposit received from subsidiaries	(30,959)	1,321
Other	5,408	13,500

Sub-total	(14,952)	53,183

Interest and dividends received	252,181	266,164
Interest paid	(36,815)	(33,356)
Income taxes received (paid)	42,912	(22,772)

Net cash provided by (used in) operating activities	243,326	263,219

Cash flows from investing activities:
Payments for property, plant and equipment	(36,778)	(39,592)
Payments for purchase of investment securities	(2,577)	(286,313)
Proceeds from sale of investment securities	5,163	4,147
Payments for long-term loans	(340,000)	(160,000)
Proceeds from long-term loans receivable	386,264	286,104
(Increase) decrease in long-term subsidiary deposits	—	35,000
Other	413	(4,912)

Net cash provided by (used in) investing activities	12,484	(165,567)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	309,966	469,951
Payments for settlement of long-term debt	(386,264)	(411,104)
Payments for settlement of lease obligations	(90)	(60)
Dividends paid	(152,177)	(158,782)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(295)	(233)

Net cash provided by (used in) financing activities	(228,861)	(100,229)

Net increase (decrease) in cash and cash equivalents	26,949	(2,577)

Cash and cash equivalents at beginning of year	94,208	121,157

Cash and cash equivalents at end of year	121,157	118,580

6. Other

CHANGES IN BOARD OF DIRECTORS

(1) Candidates for Corporate Auditors

Yoshitaka Makitani	(Corporate Auditor, NTT DOCOMO, INC.)
Michiko Tomonaga	(Certified Public Accountant)

(2) Corporate Auditor scheduled to resign from office

Susumu Fukuzawa

(3) Candidate scheduled to take office as Executive Vice President

Hiroki Watanabe	(Senior Vice President)

(4) New executive positions and organizational responsibilities

New Positions and Organizational Responsibilities	Name	Current Positions and Organizational Responsibilities
Senior Executive Vice President, Director of Strategic Business Development Division, In charge of business strategy, In charge of Global Business Office, and Chief Financial Officer	Hiroo Unoura	Senior Executive Vice President, Director of Strategic Business Development Division, In charge of business strategy, and Chief Financial Officer

Executive Vice President, Director of Corporate Strategy Planning Department	Hiroki Watanabe	Senior Vice President, Director of Corporate Strategy Planning Department

(Notes)	Of the Candidates for Corporate Auditors, and of the Corporate Auditors that NTT Plans to re-elect, Michiko Tomonaga, Shigeru Iwamoto and Toru Motobayashi are candidates for external auditors.

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

May 13, 2011

NTT’s Shares and Shareholders (as of March 31, 2011)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	309	73	7,918	1,106	978	942,458	952,846	—
Total Shares (Units)	5,305,677	2,019,538	79,427	171,566	3,367,096	7,796	3,517,585	14,468,685	1,790,567
%	36.67	13.96	0.55	1.19	23.27	0.05	24.31	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 1,255,243 units of treasury stock. 125,524,300 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of March 31, 2011 was 125,524,000.
(2)	“Other Domestic Corporations” includes 163 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 227,422.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	425	188	911	1,065	25,883	60,726	863,648	952,846	—
%	0.04	0.02	0.10	0.11	2.72	6.37	90.64	100.00	—
Total Shares (Units)	11,985,796	132,433	185,729	68,911	396,062	368,040	1,331,714	14,468,685	1,790,567
%	82.84	0.92	1.28	0.48	2.74	2.54	9.20	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 1,255,243 units of treasury stock.
(2)	“At Least 100 Units” includes 163 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	530,567	36.62
Japan Trustee Services Bank, Ltd. (Trust Account)	52,196	3.60
The Master Trust Bank of Japan, Ltd. (Trust Account)	36,510	2.52
Moxley and Company	30,673	2.12
Japan Trustee Services Bank, Ltd. (Trust Account 9)	16,110	1.11
SSBT OD05 Omnibus Account – Treaty Clients	15,103	1.04
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	12,310	0.85
NTT Employee Share-Holding Association	12,268	0.85
State Street Bank and Trust Company 505225	10,183	0.70
State Street Bank and Trust Company 505224	9,226	0.64

Total	725,151	50.06

Note: The Company’s holdings of treasury stock (125,524,000 shares) are not included in the above table.

Financial Results for the Year

Ended March 31, 2011

and

Financial Forecasts for the Year

Ending March 31, 2012

May 13, 2011

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

—1— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2010 Highlights

Compared with FY2009

Year-on-year increase in Operating Revenues and Operating Income for the first time in seven years

Compared with FY2010 Revised Forecasts

Achieved goals for Operating Revenues and Operating Income

(Billions of yen)

FY2010

Change year-on-year

[%]

Change from the Revised Forecasts

FY2009

FY2010 Revised Forecasts (Disclosed on November 9, 2010)

Operating Revenues 10,305.0 +123.6 +1.2% +165.0 10,181.4 10,140.0

Operating Expenses 9,090.1 +26.4 +0.3% +130.1 9,063.7 8,960.0

Operating Income 1,214.9 +97.2 +8.7% +34.9 1,117.7 1,180.0

Net Income 509.6 +17.4 +3.5% +9.6 492.3 500.0

Net income represents net income attributable to NTT, excluding noncontrolling interests.

—2— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2010 Results of Operating Income (vs. FY2010 Forecasts)

While the financial impact of the Great East Japan Earthquake was 30.0 billion yen, FY2010 Results for Operating Income exceeded FY2010 Forecasts by 34.9 billion yen due to increases in Operating Income for group subsidiaries.

Operating Income [Difference from Forecasts+34.9]

(Billions of yen)

<Compared with FY2010 Revised Forecasts (disclosed on November 9, 2010)>

+64.9

(30.0)

Financial Impact of the Earthquake

1,180.0

Increase in Operating Income for group subsidiaries

NTT EAST +12.1

NTT WEST +12.6

NTT communications +13.2

Other companies +27.0

1,214.9

FY2010 Revised Forecasts

FY2010 Results

—3— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2010 Contributing Factors by Segment

NTT

Operating Revenues [year-on-year : +123.6]

(Billions of yen)

10,181.4
FY2009
+62.9
Regional communications business
+73.0
Long distance and international communications business
(60.1)
Mobile communications business
+30.7
Data communications business
(12.3)
Other business
+29.6
Elimination of intersegment/Others
10,305.0
FY2010

Operating Expenses [year-on-year : +26.4]

9,063.7
FY2009
+17.7
Regional communications business
+74.2
Long distance and international communications business
(70.8)
Mobile communications business
+18.6
Data communications business
(43.9)
Other business
+30.6
Elimination of intersegment/Others
9,090.1
FY2010

Operating Income [year-on-year : +97.2]

－4－

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2010 Contributing Factors by Segment

Regional communications business: Increase in Operating Revenues and Income due to increase in IP services revenues, SI revenues, among other factors.

Long distance and international communications business: Operating Income decreased despite the increase in Operating Revenues due to the acquisition of Dimension Data.

Mobile communications business: While Operating Revenues decreased from, among other factors, a decrease in Operating Revenues from voice services, Operating Income increased from, among other things, a decrease in expenses for purchase of goods and services and other expenses.

Data communications business: Increase in Operating Revenues and Income due to the increase in the number of consolidated subsidiaries.

Operating Revenues [year-on-year+123.6]

+73.0 (60.1) +30.7 (12.3) +29.6

(Billions of yen)

10,181.4 Regional communications business

10,305.0

Elimination of intersegment/Others

Other business

Data communications business

Mobile communications business

Long distance and international communications business

FY2009

FY2010

Operating Expenses [year-on-year+26.4]

+74.2 (70.8) +18.6 (43.9) +30.6

+17.7

9,063.7

Regional communications business

Long distance and international communications business

Mobile communications business

Data communications business

Other business

Elimination of intersegment/Others

9,090.1

FY2009

FY2010

Operating Income

[year-on-year+97.2]

FY2009

Regional communications business

Long distance and international communications business

Mobile communications business

Data communications business

Other business

Elimination of intersegment/ Others

FY2010

1,117.7 +45.1 (1.1) +10.7 +12.1 +31.5 (1.1) 1,214.9

—4— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2011 Forecast Summary

Operating Income: 1,240.0 billion yen (Compared with FY2010 Results: +25.1 billion yen)Plan to achieve year-on-year increase in Operating Revenues and Operating Income for the second consecutive year

(Billions of yen)

FY2010

FY2011 Forecasts

Change year-on-year

[%]

Operating Revenues

10,305.0

10,540.0

+235.0

+2.3%

Operating Expenses

9,090.1

9,300.0

+209.9

+2.3%

Operating Income

1,214.9

1,240.0

+25.1

+2.1%

Net Income

509.6

540.0

+30.4

+6.0%

Net income represents net income attributable to NTT, excluding noncontrolling interests.

—5— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

NTT

(Billions of yen)
Operating Revenues
1,928.6
FY2009
+28.4
+1.5%
Voice Transmission Services (73.8)
IP Services +78.9
Others +23.4
Change from the revised forecasts (2.8)
1,957.1
FY2010
(57.1)
(2.9)%
Voice Transmission Services (92.2)
IP Services +76.5
Others (41.3)
Change from forecasts disclosed in March (10.0)
1,900.0
FY2011E
Operating Expenses
1,881.0
FY2009
(1.0)
(0.1)%
Personnel expenses (9.7)
Expenses for purchase of goods and services and other expenses +5.8
Depreciation expenses and loss on disposal of assets +2.8
Change from the revised forecasts (5.0)
1,879.9
FY2010
(49.9)
(2.7)%
Personnel expenses (3.7)
Expenses for purchase of goods and services and other expenses (37.6)
Depreciation expenses and loss on disposal of assets (8.5)
1,830.0
FY2011E
Operating Income
47.6
+29.5
+62.0%
Change from the revised forecasts +2.1
77.1
(7.1)
(9.3)%
Change from forecasts disclosed in March (10.0)
70.0

—6—
Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

FY2010 Results: Increases in Operating Revenues and Operating Income due to an increase in revenues from IP Services that offset a decrease in revenues from Voice Transmission Services, among other factors.

(Billions of yen)

FY2011 Forecasts: Decrease in Operating Income of 7.1 billion yen to 70.0 billion yen from

FY2010 Results.

Operating Revenues

+28.4

+1.5%

Change from the revised forecasts (2.8)

(57.1)

(2.9)%

Change from forecasts disclosed in March (10.0)

1,928.6

Voice Transmission Services (73.8)

IP Services +78.9

Others +23.4

1,957.1

Voice Transmission Services (92.2) IP Services +76.5

Others (41.3)

1,900.0

FY2009

Operating Expenses

(1.0)

(0.1)%

FY2010

Change from the revised forecasts (5.0)

(49.9)

(2.7)%

FY2011E

1,881.0

Personnel expenses (9.7) Expenses for purchase of goods and services and other expenses +5.8 Depreciation expenses and loss on disposal of assets +2.8

1,879.9

Personnel expenses (3.7) Expenses for purchase of goods and services and other expenses (37.6) Depreciation expenses and loss on disposal of assets (8.5)

1,830.0

FY2009

FY2010

FY2011E

Operating Income

47.6

+29.5

+62.0%

Change from the revised forecasts +2.1

77.1

(7.1)

(9.3)%

Change from forecasts disclosed in March (10.0)

70.0

—6— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

NTT

(Billions of yen)
Operating Revenues
1,780.8
FY2009
(22.7)
(1.3)%
Voice Transmission Services (69.0)
IP Services +56.5
Others (10.2)
Change from the revised forecasts +2.0
1,758.0
FY2010
(54.0)
(3.1)%
Voice Transmission Services (77.0)
IP Services +58.9
Others (35.8)
Change from forecasts disclosed in March +3.0
1,704.0
FY2011E
Operating Expenses
1,762.3
FY2009
(53.9)
(3.1)%
Personnel expenses (15.9)
Expenses for purchase of goods and services and other expenses (23.1)
Depreciation expenses and loss on disposal of assets (14.8)
Change from the revised forecasts (7.5)
1,708.4
FY2010
(59.4)
(3.5)%
Personnel expenses (1.7)
Expenses for purchase of goods and services and other expenses (48.2)
Depreciation expenses and loss on disposal of assets (9.4)
Change from forecasts disclosed in March (7.0)
1,649.0
FY2011E
Operating Income
18.4
+31.1
+168.7%
Change from the revised forecasts +9.6
49.6
+5.3
+10.8%
Change from forecasts disclosed in March +10.0
55.0

—7—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

FY2010 Results: While Operating Revenues decreased due to a decrease in Voice Transmission Services revenues that exceeded an increase in revenues from IP Services, Operating Income increased due to a decrease in personnel expenses and in expenses for purchase of goods and services and other expenses.

FY 2011 Forecasts: Increase in Operating Income of 5.3 billion yen to 55.0 billion yen from FY2010 Results.

Operating Revenues

(22.7)

(1.3)%

Change from the revised forecasts +2.0

(54.0)

(3.1)%

(Billions of yen)

Change from forecasts disclosed in March +3.0

1,780.8

Voice Transmission Services (69.0) IP Services +56.5 Others (10.2)

1,758.0

Voice Transmission Services (77.0) IP Services +58.9 Others (35.8)

1,704.0

FY2009

FY2010

FY2011E

Operating Expenses

(53.9)

(3.1)%

Change from the revised forecasts (7.5)

(59.4)

(3.5)%

Change from forecasts disclosed in March (7.0)

1,762.3

Personnel expenses (15.9) Expenses for purchase of goods and services and other expenses (23.1) Depreciation expenses and loss on disposal of assets (14.8)

1,708.4

Personnel expenses (1.7) Expenses for purchase of goods and services and other expenses (48.2) Depreciation expenses and loss on disposal of assets (9.4)

1,649.0

FY2009

FY2010

FY2011E

Operating Income

18.4

+31.1

+168.7%

Change from the revised forecasts +9.6

49.6

+5.3

+10.8%

Change from forecasts disclosed in March +10.0

55.0

—7— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

NTT

(Billions of yen)
Operating Revenues
1,079.2
FY2009
(45.8)
(4.2)%
Voice Transmission Services (25.6)
IP Services (3.7)
Others (16.5)
Change from the revised forecasts (1.5)
1,033.4
FY2010
(20.4)
(2.0)%
Voice Transmission Services (31.3)
IP Services +2.8
Others +8.0
1,013.0
FY2011E
Operating Expenses
981.7
FY2009
(41.6)
(4.2)%
Personnel expenses (0.4)
Expenses for purchase of goods and services and other expenses (30.0)
Depreciation expenses and loss on disposal of assets (11.0)
Change from the revised forecasts (14.8)
940.1
FY2010
(14.1)
(1.5)%
Personnel expenses (0.3)
Expenses for purchase of goods and services and other expenses (7.7)
Depreciation expenses and loss on disposal of assets (6.0)
926.0
FY2011E
Operating Income
97.5
(4.2)
(4.4)%
Change from the revised forecasts +13.2
93.2
(6.2)
(6.7)%
87.0

−8−

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

FY2010 Results: Decreases in Operating Revenues and Operating Income due to a decrease in revenues from Voice Transmission Services, IP Services, and Solution Services, among other factors.

FY2011 Forecasts: Despite efforts to increase revenues from Solution Services, it is anticipated that Operating Revenues and Operating Income will decrease due to a decrease in Voice Transmission Services, among other factors.

Operating Revenues (45.8)

(4.2)%

Change from the revised forecasts (1.5)

(20.4)

(2.0)%

(Billions of yen)

1,079.2

Voice Transmission Services (25.6) IP Services (3.7) Others (16.5)

1,033.4

Voice Transmission Services (31.3) IP Services +2.8 Others +8.0

1,013.0

FY2009

FY2010

FY2011E

Operating Expenses

(41.6)

(4.2)%

Change from the revised forecasts (14.8)

(14.1)

(1.5)%

981.7

Personnel expenses (0.4) Expenses for purchase of goods and services and other expenses (30.0) Depreciation expenses and loss on disposal of assets (11.0)

940.1

Personnel expenses (0.3) Expenses for purchase of goods and services and other expenses (7.7) Depreciation expenses and loss on disposal of assets (6.0)

926.0

FY2009

FY2010

FY2011E

Operating Income

97.5

(4.2)

(4.4)%

Change from the revised forecasts +13.2

93.2

(6.2)

(6.7)%

87.0

—8— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2010 Results: Operating Revenues increased due to, among other things, the increase in the number of consolidated subsidiaries, but Operating Income decreased due to, among other things, the effect of unprofitable transactions in the first half of the fiscal year. FY2011 Forecasts: Increase in Operating Revenues and Operating Income from the increase in the number of consolidated subsidiaries, a decrease in unprofitable transactions, and others.

Operating Revenues

+19.0

+1.7%

Change from the revised forecasts

+1.9

+38.0

+3.3%

(Billions of yen)

1,142.9

1,161.9

1,200.0

FY2009

FY2010

FY2011E

Operating Expenses

+22.4

+2.1%

Change from the revised forecasts

(1.3)

+36.3

+3.4%

1,061.2

1,083.6

1,120.0

FY2009

FY2010

FY2011E

Operating Income

81.6

(3.3)

(4.1)%

Change from the revised forecasts

+3.3

78.3

—9— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

+1.6

+2.2%

80.0

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2010 Results: While Operating Revenues decreased due to a decrease in mobile service revenues, Operating Income increased due to, among other things, a decrease in network-related costs.

FY2011 Forecasts: Increase in Operating Revenues and Operating Income from FY2010 by, among other things, an increase in packet revenues.

Operating Revenues

(60.1)

(1.4)%

Change from the revised forecasts +15.3

+5.7 +0.1%

(Billions of yen)

4,284.4

4,224.3

4,230.0

FY2009

FY2010

FY2011E

Operating Expenses

(70.6)

(2.0)%

Change from the revised forecasts +10.5

+0.5

+0.0%

3,450.2

3,379.5

3,380.0

FY2009

FY2010

FY2011E

Operating Income

834.2

+10.5

+1.3%

Change from the revised forecasts +4.7

844.7

+5.3

+0.6%

850.0

—10— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of Five Major Subsidiaries

(Billions of yen)

FY2009

(12.5)

+50.6

1,079.6

NTT (Holding Company): (4.3)

NTT URBAN DEVELOPMENT (Consolidated): 16.1 NTT COMWARE: 7.8 NTT FINANCE (Consolidated): (4.9) Outsourcing companies (East): 2.7 Outsourcing companies (West): 4.8 Other companies: 28.4

Pension (actuarial difference, etc.): +21.9 Depreciation of engineering facilities: (43.1) Adjustments between operating and non-operating items, including eliminations, etc.

1,117.7

FY2010

+91.1

(19.3)

1,143.1

NTT (Holding Company): (2.2)

NTT URBAN DEVELOPMENT (Consolidated): 24.3 NTT COMWARE: 4.2 NTT FINANCE (Consolidated): 9.3 Outsourcing companies (East): 5.9 Outsourcing companies (West): 4.4 Other companies: 45.0

Pension (actuarial difference, etc.): +9.4 Depreciation of engineering facilities: (38.0) Adjustments between operating and non-operating items, including eliminations, etc.

1,214.9

Total operating income of five major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than the five major ones (excluding the effect of dividends received by NTT (Holding Company))

Elimination and U.S. GAAP adjustments

Consolidated operating income (U.S. GAAP)

—11— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities: increased year-on-year by 13.0 billion yen (0.5%) Increase in Net Income of 20.0 billion yen.

Cash flows from investing activities: increased year-on-year by 256.7 billion yen (11.1%) Increase in payments for purchase of non-current investments of 336.1 billion yen.

Increase in revenues from proceeds from the redemption of short-term investments of 577.1 billion yen.

Cash flows from financing activities: increased year-on-year by 401.7 billion yen (61.7%) Increase in revenues from long-term fund procurement of 350.8 billion yen.

(Billions of yen)

Cash flows from operating activities (A)

Cash flows from investing activities (B)

(A) + (B)

Cash flows from financing activities

Interest-bearing debt

4,000 3,000 2,000 1,000 0 (1,000) (2,000) (3,000)

2,817.8 2,830.9

(2,308.9)

(2,052.2)

508.9 778.7

(651.3)

(249.6)

FY2009 FY2010

5,000

4,553 4,600 .5 4,491.7.0

4,500 4,000 3,500

3,000

FY2009 FY2010 FY2011E

—12— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Capital Investment

NTT

Capital investment
(Billions of yen)
1,987.1
(117.0)
(5.9)%
Change from the forecasts (89.9)
1,870.1
+79.9
+4.3%
1,950.0
Other companies
143.6
131.3
145.0
NTT DOCOMO (Consolidated)
686.5
668.5
705.0
NTT (Holding Company)
40.6
36.2
34.0
NTT DATA (Consolidated)
162.5
139.0
135.0
NTT Communications
107.6
115.3
136.0
NTT West
391.1
373.1
365.0
NTT East
454.8
406.5
430.0
Fiber-optic Investment 322.0
Fiber-optic Investment 295.0
Fiber-optic Investment 300.0
FY2009
FY2010
FY2011E
Capex to Sales
Change from the forecasts (1.2)%
19.5%
18.1%
18.5%

－13－

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Capital Investment

FY2010 Results: 1,870.1 billion yen (decrease of 117.0 billion yen from FY2009) FY2011 Forecasts: 1,950.0 billion yen (increase of 79.9 billion yen from FY2010)

(Billions of yen)

Capital investment

1,987.1

(117.0)

5.9)%

Change from the forecasts (89.9)

+79.9

+4.3

1,950.0

1,870.1

Other companies

NTT DOCOMO (Consolidated)

NTT DATA (Consolidated) NTT

Communications

NTT West

NTT East

143.6

686.5

162.5

107.6

391.1

454.8

NTT (Holding Company) 40.6

Fiber-optic Investment 322.0

131.3

668.5

139.0

115.3

373.1

406.5

36.2

Fiber-optic Investment 295.0

145.0

705.0

135.0

136.0

365.0

34.0

430.0

Fiber-optic Investment 300.0

FY2009 FY2010 FY2011E

Capex to Sales

Change from the forecasts (1.2)%

19.5% 18.1% 18.5%

—13— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

Solution & New Business, etc. IP business Legacy business

100% 80% 60% 40% 20% 0%

Solution & New Business, etc.

26%

52%

IP business

26%

Legacy business

48%

29%

58%

29%

42%

29% 32% 39% 61%

30% 35% 35% 65%

IP and solution & new business account for roughly two-thirds

33% 70% 37%

30%

FY2007 FY2008 FY2009 FY2010 FY2011E

—14— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Operation Data

Number of Subscribers for Broadband Access Services

Number of subscribers

(Thousands)

FLET’S ADSL FLET’S Hikari Hikari Denwa

20,000 15,000 10,000 5,000 0

15,627 3,834 11,793

8,571

15,973 3,695 12,278

9,078

16,325 3,546 12,779

9,604

16,632 3,381 13,251

10,142

17,092 3,253 13,839

10,648

17,376 3,136 14,240

11,104

17,728

3,004

14,724

11,641

17,916

2,858

15,059

12,113

19,561

2,403

17,159

14,363

2009.6 2009.9 2009.12 2010.3 2010.6 2010.9 2010.12 2011.3

(1)

Optical video service 783 922 1,040 1,279 1,433 1,606 1,837 2,005 2,834

Changes from the preceding quarter

FY2009 FY2010

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

FLET’S Hikari(2) 659 485 501 472 588 401 484 335

Number of opened connections (3) 1,008 804 844 942 1,018 809 897 849

FLET’S ADSL (157) (139) (149) (165) (129) (117) (132) (147)

Hikari Denwa(4) 561 507 526 537 506 457 537 472

(Thousands)

FY2010

1,808 3,573 (524)

1,971

FY2011E

2,100 4,100 (455)

2,250

(1) Number of Optical video services includes Hikari TV and FLET’S TEREBI.

(2) Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

(3) Number of opened connections excludes openings due to relocations. (4) Number of Hikari Denwa is calculated by number of thousand channels.

—15— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET'S Hikari

NTT East

Optional Service
Basic Monthly Charge
(Yen)
6,000
4,000
2,000
0
5,640
5,730
5,780
5,800
5,820
5,900
5,900
5,880
5,880
5,960
1,400
1,440
1,480
1,490
1,520
1,550
1,580
1,610
1,570
1,680
4,240
4,290
4,300
4,310
4,300
4,350
4,320
4,270
4,310
4,280
FY2009
FY2010
4-6
7-9
10-12
1-3
4-6
7-9
10-12
1-3
FY2010
FY2011E

NTT West

(Yen)
6,000
4,000
2,000
0
5,680
5,780
5,820
5,840
5,830
5,890
5,910
5,930
5,890
6,000
1,400
1,440
1,490
1,510
1,540
1,570
1,590
1,610
1,580
1,690
4,280
4,340
4,330
4,330
4,290
4,320
4,320
4,320
4,310
4,310
FY2009
FY2010
4-6
7-9
10-12
1-3
4-6
7-9
10-12
1-3
FY2010
FY2011E

–16–

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET’S Hikari

NTT East

(Yen)

6,000 4,000 2,000 0

5,640

1,400

4,240

5,730

1,440

4,290

5,780

1,480

4,300

5,800

1,490

4,310

5,820

1,520

4,300

5,900

1,550

4,350

5,900

1,580

4,320

5,880

1,610

4,270

5,880

1,570

4,310

5,960

1,680

4,280

FY2009 FY2010

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

FY2010 FY2011E

NTT West

(Yen)

6,000 4,000 2,000 0

5,680

1,400

4,280

5,780

1,440

4,340

5,820

1,490

4,330

5,840

1,510

4,330

5,830

1,540

4,290

5,890

1,570

4,320

5,910

1,590

4,320

5,930

1,610

4,320

5,890

1,580

4,310

6,000

1,690

4,310

FY2009 FY2010

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

FY2010 FY2011E

Note: Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West. Please see page 33 regarding the calculation of ARPU.

—16— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Optional Service

Basic Monthly Charge

Operation Data

Number of Subscribers for Fixed-Line Telephone Services

Number of subscribers

(Thousands)

50,000 25,000 0

41,094

5,545

35,549

2009.6

40,194

5,386

34,807

2009.9

39,307

5,241

34,066

2009.12

38,330

5,092

33,238

2010.3

37,447

4,955

32,493

2010.6

36,604

4,830

31,774

2010.9

35,719 4,717

31,002

2010.12

34,884 4,613

30,271

2011.3

31,334 4,134

27,199

2011.3E

INS-Net

Telephone Subscriber Lines

Changes from the preceding quarter

FY2009 FY2010

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

Telephone

Subscriber Lines(1) (812) (741) (741) (828) (745) (719) (771) (732)

INS-Net(2) (179) (159) (146) (149) (137) (124) (114) (104)

Total (991) (900) (887) (977) (882) (843) (885) (836)

FY2010

(2,967) (479) (3,446)

(Thousands)

FY2011E

(3,072) (478) (3,550)

(1) Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).

(2) In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

—17— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed-Line Telephone Services

FY2009 FY2010

FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

3,000 2,990 2,990 2,960 2,940 2,940 2,940 2,900 2,930 2,860

2,850 2,860 2,860 2,820 2,810 2,810 2,810 2,790 2,800 2,770

(Yen)

3,100 3,000 2,900

2,800

NTT East NTT West

2,700

Aggregate Fixed- East Line (Telephone Subscriber Lines

+ INS-Net) * West

* Aggregate Fixed-Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU.

Please see page 33 regarding the calculation of ARPU.

—18— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

(Thousands)
Mobile Total (1)
FOMA+Xi (2)
% of FOMA+Xi Subscribers
60,000
50,000
40,000
30,000
20,000
10,000
0
54,864
50,246
91.6%
55,186
51,258
92.9%
55,436
52,045
93.9%
56,082
53,203
94.9%
56,515
54,162
95.8%
56,895
54,940
96.6%
57,210
55,572
97.1%
58,010
56,771
97.9%
59,960
100.0%
2009.6
2009.9
2009.12
2010.3
2010.6
2010.9
2010.12
2011.3
2011.3E

Changes from the preceding quarter

(Thousands)

	FY2009				FY2010				FY2010	FY2011E
	4-6	7-9	10-12	1-3	4-6	7-9	10-12	1-3		
Mobile total (1)	263	322	250	646	432	380	315	800	1,928	1,950
FOMA+Xi (2)	1,206	1,012	787	1,158	959	778	633	1,197	3,568	3,189

(2) Partial listing only.

－19－

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

(1)

(Thousands) Mobile Total

(2)

FOMA+Xi

% of FOMA+Xi Subscribers

59,960 60,000 57,210 58,010 56,082 56,515 56,895 56,771 54,864 55,186 55,436 54,940 55,572 52,045 53,203 54,162 50,246 51,258

50,000

100.0%

97.1% 97.9% 40,000 94.9% 95.8% 96.6%

92.9% 93.9%

91.6%

30,000 20,000 10,000

0

2009.6 2009.9 2009.12 2010.3 2010.6 2010.9 2010.12 2011.3 2011.3E

Changes from the preceding quarter

(Thousands) FY2009 FY2010 FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

(1)

Mobile total 263 322 250 646 432 380 315 800 1,928 1,950

(2)

FOMA+Xi 1,206 1,012 787 1,158 959 778 633 1,197 3,568 3,189

(1) The number of communication module service subscribers is included in total mobile phone subscribers. (2) Partial listing only.

—19— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services

(Yen)

Voice ARPU Packet ARPU

8,000

7,000

6,000 5,440 5,470 5,420

5,060 5,190 5,200 5,130 5,070

4,760 4,890 5,000

4,000 3,010 2,970 3,030 2,680 2,660 2,590

2,590 2,190 2,530 2,220 3,000

2,000

2,430 2,450 2,440 2,470 2,510 2,540 2,540 2,570 2,540 2,670 1,000

0

0 FY2009 FY2010

FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

Voice ARPU 3,010 2,970 3,030 2,590 2,680 2,660 2,590 2,190 2,530 2,220 Packet ARPU 2,430 2,450 2,440 2,470 2,510 2,540 2,540 2,570 2,540 2,670

Note: Communication module service subscribers and the revenues thereof are not included in the calculation of mobile phone ARPU. Please see page 33 regarding the calculation of ARPU.

—20— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Shareholder Returns

Annual dividends for FY2011 to be increased to 140 yen per share (an increase of 20 yen from the previous fiscal year).

Scheduled to repurchase shares of up to 280.0 billion yen / 60 million shares by September 30, 2011. In addition, we plan to reverse 600.0 billion yen in other reserves and transfer the amounts into accumulated earned surplus.

Dividends per share

150 100 50 0

Dividends per share 120 140 Pay-out ratio 120

110 32.3%

80 90

31.2% .

60 27.5% .

17.1% 23.0% Approx.23% *1 .

FY2005 FY2006 FY2007 FY2008 FY2009

50% 40% 30% 20% 10% 0%

Pay-out ratio

(billions of yen)

Share repurchase

600.0 400.0 200.0

0.0

539.4

Approx.*2 400.0

200.0

94.4 280.0 (Max)

FY2005 FY2006 FY2007 FY2008 FY2009

*1 Excludes special factors such as the transfer of the substitutional portion of the Employee Pension Fund.

*2 Based on the assumption that NTT will buy back all of the 99.33 million shares that the government has budgeted for sale, and make them its treasury stock.

(Note) The basic policy on cancellation of all treasury stock owned by NTT as of March 31, 2010 (approx. 250 million shares) was resolved in May 2010, and one-half had been cancelled in November 2010. The remaining half is expected to be cancelled after this fiscal year’s share repurchase of up to 280.0 billion yen.

—21— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Strengthening Global Business Development

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Strengthening Global Business Development

Global Expansion of ICT Services for Business Clients

Becoming a Global ICT Leader

Value Proposition

Seamless solution: Providing secure and seamless cloud services for everything from networks to data centers and applications.

One-stop engagement: One-stop services ranging from installation, operation to recovery of systems.

Cost & Speed benefits: Promptly responding to changes in the business environment of users at competitive price.

Global Synergy: Strengthening global synergy by supporting a global customer base of 10,000 clients.

Integrated Operability: Strengthening service capability and brand power through “orchestration” and other means.

Orchestration= automation of installation, operation, and recovery, not limited to IT infrastructure, but in all aspects including applications

Global Management: Strengthening the Group structure for global business development through “global strategy committee” and “global HR committee”.

Correspond to ICT market changes Change business structure

(globalization, diversified devices, and cloud computing, etc.) (from legacy businesses to IP and Solutions businesses, etc.)

—22— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Strengthening Global Business Development

Strengthening Service Capability

NTT

(Current)
Server integration by virtualization
Application
Managed ICT Service
IT Infrastructure
Operation Center
○Cost reduction through server consolidation
Δ This lead to complex and huge operational complexity for configuration, fault isolation and recovery.
(Next)
Automated installation, operation and recovery
Hybrid Cloud
Application
Managed ICT Service
SaaS
Automated installation, operation and fault recovery of application
Automated installation, operation and recovery (Orchestration)
PaaS
Automated installation, operation and fault recovery of virtualized IT infra
IT Infrastructure
IaaS

−23−

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Strengthening Global Business Development

Strengthening Service Capability

Achieving the collaboration and automation of operations, ranging from IT infrastructure to applications, through strengthening the synergy effect of global management resources and meeting the global cloud computing needs of clients

(Current)

Server integration by virtualization

Managed Application ICT Service

(Next)

Automated installation, operation and recovery Hybrid Cloud

Managed Application

ICT Service SaaS Automated installation, operation and fault recovery of application Automated installation, operation and recovery PaaS

(Orchestration)

Automated installation, operation and fault recovery of virtualized IT infra

IT Infrastructure IaaS

Operation Center

Cost reduction through IT Infrastructure server consolidation

This lead to complex and huge operational complexity for configuration, fault isolation and recovery.

—23— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Strengthening Global Business Development

Strengthening Group Structure for Global Business Development

Establishing committees on strategies for global business and HR consisting of Group companies, including foreign subsidiaries Establishing the “Global Business Office” at NTT (Holding Company)

Global Strategy Committee

Establish global strategy of the entire NTT Group and share within the Group

Provide new services and business models

Promote efforts to maximize business synergies

Global HR Committee

Track top management talent and utilization as an entire group

Analyze HRM systems of companies and expand best practices

HRM= Human Resource management

Develop global talent of Japanese employees

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Strengthening Global Business Development

Target Revenue of Global Business

NTT

FY2007
(actual)
FY2010
(actual)
FY2012
(Forecasts)
Revenue
US$ 2.0
billion
Doubled in 3
years
US$ 4.8
billion
US$ 10.0
billion

−25−

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Strengthening Global Business Development

Target Revenue of Global Business

FY2007 FY2010 FY2012 (actual) (actual) (Forecasts)

Doubled in 3 years

Revenue US$ 2.0 US$ 4.8 US$ 10.0 billion billion billion

—25 — Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Financial Impact of the Great East Japan Earthquake

NTT

	FY2010	FY2011 Forecasts	
	Profit/loss	Profit/loss	Capital Investment
NTT East	Approx. 20.0 billion yen	Approx. 20.0 billion yen*1	Approx. 20.0 billion yen*2
NTT DOCOMO	Approx. 6.0 billion yen	Approx. 10.0 billion yen	Approx. 10.0 billion yen
NTT Consolidated	Approx. 30.0 billion yen	Approx. 30.0 billion yen	Approx. 30.0 billion yen

–26–
Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Financial Impact of the Great East Japan Earthquake

FY2010 FY2011 Forecasts

Profit/loss Profit/loss Capital Investment

Approx. 20.0 Approx. 20.0 Approx. 20.0 NTT East billion yen billion yen*1 billion yen*2

Approx. 6.0 Approx. 10.0 Approx. 10.0 NTT DOCOMO billion yen billion yen billion yen

Approx. 30.0 Approx. 30.0 Approx. 30.0 NTT Consolidated billion yen billion yen billion yen

*1 Includes special losses of approximately 10.0 billion yen.

*2 The total capital investment for the fiscal year ending March 31, 2012 and onwards is approximately 40.0 billion yen.

—26 — Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

FY2010 Details of Financial Results (Per Item)

(Billions of yen)

Operating Revenues [year-on-year: +123.6]

Voice related services revenues
(304.0)
Fixed voice
Mobile voice
SI revenues and sales of telecommunications equipment
+107.0
System Integration
Telecommunications equipment
IP/packet communications services revenues
+227.7
Fixed IP/packet
Mobile IP/packet
Other revenues
+92.9
10,181.4
10,305.0
Fixed voice : (174.8)
Mobile voice : (129.2)
Fixed IP/packet : +121.5
Mobile IP/packet : +106.2
System Integration : +139.5
Telecommunications equipment (Fixed-line) : (3.8)
Telecommunications equipment (Mobile) : (28.6)
FY2009
FY2010

Operating Expenses [year-on-year: +26.4]

9,063.7
(49.4)
Depreciation expenses and loss on disposal of assets
+60.6
Expenses for purchase of goods and services and other expenses
+18.4
Personnel expenses
(3.2)
Other expenses
9,090.1
FY2009
FY2010

－27－

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

FY2010 Details of Financial Results (Per Item)

Operating (Billions of yen) [ year-on-year: +123.6] Revenues

IP/packet Other revenues Voice related communications +92.9 services revenues services revenues (304.0) SI revenues and sales +227.7 of telecommunications equipment Fixed IP/packet Fixed voice +107.0 Mobile IP/packet

Mobile voice System Integration 10,305.0 10,181.4 Telecommunications Fixed IP/packet : +121.5 equipment Mobile IP/packet : +106.2 Fixed voice : (174.8) Mobile voice : (129.2)

System Integration : +139.5

FY2009 Telecommunications equipment (Fixed-line) : (3.8) FY2010 Telecommunications equipment (Mobile) : (28.6)

Operating

[year-on-year: +26.4] Expenses

+18.4 (3.2)

Personnel expenses Other expenses

(49.4) +60.6

Depreciation Expenses for 9,090.1 expenses and loss purchase of goods 9,063.7 on disposal and services and of assets other expenses

FY2009 FY2010

—27— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

NTT

March 31, 2010
(Billions of yen)
March 31, 2011
18,939.1
Assets
18,939.1
Depreciable Assets
(property, plant and equipment)
8,665.6
Deferred Tax Assets
(non-current)
828.9
Liabilities
9,168.2
Interest-Bearing Debt
4,491.7
Liability for Employees' Retirement Benefits
1,447.8
Equity
9,770.9
Treasury Stock
(1,205.8)
19,665.6
Assets
19,665.6
〔+726.5〕
Depreciable Assets
(property, plant and equipment)
8,454.5
〔(211.1)〕
Deferred Tax Assets
(non-current)
887.0
〔+58.0〕
Liabilities
9,584.7
〔+416.5〕
Interest-Bearing Debt
4,553.5
〔+61.7〕
Liability for Employees' Retirement Benefits
1,536.0
〔+88.2〕
Equity
10,080.9
〔+310.1〕
Treasury Stock
(603.1)
〔+602.7〕

－28－
Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2010 (Billions of yen) March 31, 2011

19,665.6 18,939.1

Assets Liabilities

18,939.1 9,168.2 Interest-Bearing Debt 4,491.7 Liability for Employees’ Depreciable Assets Retirement Benefits 1,447.8 (property, plant and equipment)

8,665.6

Equity

9,770.9 Deferred Tax Assets Treasury Stock (non-current) (1,205.8) 828.9

Liabilities

Assets 9,584.7 19,665.6+416.5+726.5 Interest-Bearing Debt 4,553.5+61.7 Liability for Employees’ Retirement Benefits Depreciable Assets 1,536.0 (property, plant and +88.2 equipment)

8,454.5(211.1)

Equity

10,080.9+310.1 Deferred Tax Assets (non-current) Treasury Stock 887.0 (603.1)+58.0 +602.7

—28— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Results for FY2010

(Billions of yen)

NTT (1) NTT

NTT East NTT West NTT Com NTT DATA NTT DOCOMO Consolidated (Holding Company)

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 10,305.0 390.3 1,957.1 1,758.0 1,033.4 1,161.9 4,224.3

Change year-on-year 123.6 11.3 28.4 (22.7) (45.8) 19.0 (60.1)

(% change) 1.2% 3.0% 1.5% (1.3)% (4.2)% 1.7% (1.4)%

Operating Expenses 9,090.1 156.8 1,879.9 1,708.4 940.1 1,083.6 3,379.5

Change year-on-year 26.4 (8.5) (1.0) (53.9) (41.6) 22.4 (70.6)

(% change) 0.3% (5.2)% (0.1)% (3.1)% (4.2)% 2.1% (2.0)%

Operating Income 1,214.9 233.4 77.1 49.6 93.2 78.3 844.7

Change year-on-year 97.2 19.9 29.5 31.1 (4.2) (3.3) 10.5

(% change) 8.7% 9.3% 62.0% 168.7% (4.4)% (4.1)% 1.3%

Income Before

Income Taxes (2) 1,175.8 227.8 96.0 63.0 103.6 75.7 835.3

Change year-on-year 55.7 12.3 24.3 32.7 (4.8) 0.0 (0.8)

(% change) 5.0% 5.7% 33.9% 107.9% (4.5)% 0.1% (0.1)% (3) (4)

Net Income 509.6 225.7 52.3 49.0 68.9 37.3 490.5

Change year-on-year 17.4 9.9 1.7 24.2 8.2 1.6 (4.3)

(% change) 3.5% 4.6% 3.5% 97.6% 13.6% 4.6% (0.9)%

(1) The number of consolidated subsidiaries is 756 and the number of companies accounted for under the equity method is 102.

(2) “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. (3) “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests.” (4) “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests.”

—29— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Forecasts

(Billions of yen)

NTT NTT

NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Consolidated (Holding Company)

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated (U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating

Revenues 10,540.0 412.0 1,900.0 1,704.0 1,013.0 1,200.0 4,230.0

Change year-on-year 235.0 21.6 (57.1) (54.0) (20.4) 38.0 5.7 (% change) 2.3% 5.5% (2.9)% (3.1)% (2.0)% 3.3% 0.1%

Operating

Expenses 9,300.0 155.0 1,830.0 1,649.0 926.0 1,120.0 3,380.0

Change year-on-year 209.9 (1.8) (49.9) (59.4) (14.1) 36.3 0.5 (% change) 2.3% (1.2)% (2.7)% (3.5)% (1.5)% 3.4% 0.0%

Operating Income 1,240.0 257.0 70.0 55.0 87.0 80.0 850.0

Change year-on-year 25.1 23.5 (7.1) 5.3 (6.2) 1.6 5.3 (% change) 2.1% 10.1% (9.3)% 10.8% (6.7)% 2.2% 0.6%

Income Before

Income Taxes (1) 1,230.0 255.0 85.0 65.0 97.0 73.0 854.0

Change year-on-year 54.2 27.1 (11.0) 1.9 (6.6) (2.7) 18.7 (% change) 4.6% 11.9% (11.5)% 3.1% (6.4)% (3.7)% 2.2%

(2)	(3)

Net Income 540.0 256.0 44.0 49.0 57.0 39.0 502.0

Change year-on-year 30.4 30.2 (8.3) (0.0) (11.9) 1.6 11.5 (% change) 6.0% 13.4% (15.9)% (0.2)% (17.3)% 4.5% 2.3%

*1. “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. *2. “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests”.

*3. “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests”.

—30— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Financial Indices

EBITDA

EBITDA Margin

Operating Free Cash Flow

ROCE

FY2009 3,240.8 billion yen 31.8% 1,253.7 billion yen 5.4%

FY2010 3,282.2 billion yen 31.9% 1,412.1 billion yen 5.8%

FY2011 E 3,263.0 billion yen 31.0% 1,313.0 billion yen 5.8%

Notes:

1. EBITDA = Operating Income + Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment

2. EBITDA Margin = (Operating Income + Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment)/Operating Revenues

3. Operating Free Cash Flow = Operating Income + Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment – Capital Investments

4. ROCE = Operating Income × (1 – Normal Statutory Tax Rate)/Operating Capital Employed

[Note] Please see next page for reconciliation of financial indices.

—31— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Reconciliation of Financial Indices

NTT

(Billions of yen)

	Items	FY2009	FY2010	FY2011 E
EBITDA	(1) Operating Income	1,117.7	1,214.9	1,240.0
	(2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1	2,067.3	2,023.0
	EBITDA [(1)+(2)]	3,240.8	3,282.2	3,263.0
EBITDA Margin	(1) Operating Income	1,117.7	1,214.9	1,240.0
	(2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1	2,067.3	2,023.0
	(3) EBITDA [(1)+(2)]	3,240.8	3,282.2	3,263.0
	(4) Operating Revenues	10,181.4	10,305.0	10,540.0
	EBITDA Margin [(3)/(4)×100]	31.8%	31.9%	31.0%
Operating Free Cash Flow	(1) Operating Income	1,117.7	1,214.9	1,240.0
	(2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1	2,067.3	2,023.0
	(3) EBITDA [(1)+(2)]	3,240.8	3,282.2	3,263.0
	(4) Capital Investment *	1,987.1	1,870.1	1,950.0
	Operating Free Cash Flow [(3)-(4)]	1,253.7	1,412.1	1,313.0
ROCE	(1) Operating Income	1,117.7	1,214.9	1,240.0
	Normal Statutory Tax Rate	41%	41%	41%
	(2) Operating Income×(1-Normal Statutory Tax Rate)	660.3	717.8	732.6
	(3) Operating Capital Employed	12,238.6	12,427.0	12,599.6
	ROCE [(2)/(3)×100]	5.4%	5.8%	5.8%

	FY2009	FY2010
Payments for Property, Plant and Equipment	1,370.9	1,410.8
Payments for Intangibles	545.4	484.2
Total	1,916.3	1,895.0
Difference from the Total Capital Investments	(70.8)	24.9

—32—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Reconciliation of Financial Indices

(Billions of yen)

EBITDA

EBITDA Margin

Operating Free Cash Flow

ROCE

Items

(1) Operating Income

(2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment EBITDA [ (1)+(2) ]

(1) Operating Income

(2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment (3) EBITDA [ (1)+(2) ] (4) Operating Revenues EBITDA Margin [ (3)/(4)×100 ]

(1) Operating Income

(2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment (3) EBITDA [ (1)+(2) ] (4) Capital Investment * Operating Free Cash Flow [ (3)-(4) ]

(1) Operating Income

Normal Statutory Tax Rate (2) Operating Income×(1-Normal Statutory Tax Rate) (3) Operating Capital Employed ROCE [ (2)/(3)×100 ]

FY2009 FY2010 FY2011 E

1,117.7 1,214.9 1,240.0 2,123.1 2,067.3 2,023.0 3,240.8 3,282.2 3,263.0

1,117.7 1,214.9 1,240.0 2,123.1 2,067.3 2,023.0 3,240.8 3,282.2 3,263.0 10,181.4 10,305.0 10,540.0 31.8% 31.9% 31.0%

1,117.7 1,214.9 1,240.0 2,123.1 2,067.3 2,023.0 3,240.8 3,282.2 3,263.0 1,987.1 1,870.1 1,950.0 1,253.7 1,412.1 1,313.0

1,117.7 1,214.9 1,240.0 41% 41% 41% 660.3 717.8 732.6 12,238.6 12,427.0 12,599.6 5.4% 5.8% 5.8%

* “Capital investment” is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles. The differences from the amounts of “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

Payments for Property, Plant and Equipment Payments for Intangibles Total

Difference from the Total Capital Investments

FY2009

1,370.9 545.4 1,916.3

(70.8)

FY2010

1,410.8 484.2 1,895.0

24.9

—32— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services, and revenues from Mobile (Xi) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

(1) We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

-FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(6) We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

-Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our FOMA, mova and Xi services.

-As Xi service does not provide voice services as of March 31, 2011, the revenues therefrom are not included in the calculations of Voice ARPU (FOMA+mova+Xi). Only the number of Xi service subscriptions are included in the calculation.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

(7) Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(8) Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below. -1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar. -FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

FY Forecast : the average expected active number of active subscribers at the end of each month from Apr. to Mar. ((Number of subscribers at end of Mar. + number of expected subscribers at end of the following Mar.)/2)x12

(9) Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below. -1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

—33— Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

May 13, 2011

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2011

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the fiscal year ended March 31, 2011 are presented in the following attachments.

(Attachments)

1.	Summary of Results for the Fiscal Year Ended March 31, 2011

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2011

In the fiscal year ended March 31, 2011, the Japanese economy showed signs of continuing improvement, but was unable to achieve a full-scale recovery due to the rapid appreciation of the yen and rising cost of resources, as well as the effects of the Great East Japan Earthquake, which occurred around the end of the fiscal year.

In the information and telecommunications sector, in addition to the expansion of Internet usage following upon advances in the use of IP and broadband networks, Nippon Telegraph and Telephone East Corporation (“NTT East”) is implementing structural changes through the integration of communications and broadcasting, as well as of fixed and mobile communications, and expanding new network services that utilize SaaS*1, cloud computing*2, CGM*3 and other services, as well as capitalizing on the spread of smartphones and tablet PCs.

In the broadband market, fiber-optic access services have expanded to account for over half of broadband services. In addition to facility-based competition from other businesses and increasing service competition, the market environment is undergoing major change as a result of the expansion of triple play service offerings, including video distribution, and the appearance of new services for a variety of wireless devices. In the fixed-line telephone market, the shift from conventional fixed-line telephony to optical IP telephony advanced as fiber-optic access services expanded. In addition, competition with direct subscriber telephone services provided by competitors using dry copper lines and telephone services provided by cable television operators continued.

In this difficult and changing business environment, NTT East endeavors to be an “accessible all-around ICT*4 corporation” that provides and maintains high quality and stable universal service, allowing customers to place their trust in us with peace of mind. In line with NTT Group’s new Medium-Term Management Strategy “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous service” adopted by Nippon Telegraph and Telephone Corporation (“NTT”) in May 2008, NTT East has devoted its energy to promoting and expanding reliable and appealing broadband services, with safety, security and convenience in mind, that meet the needs of customers and local communities, through new services and products that utilize the framework of the NGN*5 and its networks and providing new fee options that are easy-to-use for customers.

In the aftermath of the Great East Japan Earthquake, some of NTT East’s services were unavailable, mainly in areas around the Tohoku region, causing inconvenience to its customers. NTT East has been making company-wide efforts to restore communication services and communication equipment and has undertaken initiatives such as securing means of communication and information gathering in the affected areas. NTT East will continue to direct its utmost efforts towards the full-fledged restoration of communication services and communication equipment, support for disaster victims and assistance in rebuilding the affected areas.

(1) Efforts to Promote Fiber-optic and IP Services

In line with the NTT Group Medium-Term Management Strategy, “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous service,” NTT East expanded the FLET’S Hikari*6 service areas through alliances with local governments and otherwise. The number of subscribers surpassed 8 million in August 2010, but due in part to the Great East Japan Earthquake, the number of subscribers as of the end of March 2011 was only 8.51 million. Of this number, subscribers to FLET’S Hikari Next, an NGN-based, highly-reliable, fiber-optic access service that enables use of secured bandwidth applications, totaled 2.96 million, accounting for the majority of new FLET’S Hikari subscriptions.

In its efforts to promote the spread and use of FLET’S Hikari, NTT East, in response to the diversification and personalization of the Wi-Fi*7 device market, which includes smartphones and tablet devices, reduced monthly rates for some of the service menus of the public wireless LAN service “FLET’S SPOT” in conjunction with the launch of the mobile Wi-Fi router “Hikari Portable,” which allows users to connect to wireless LANs both inside and outside their homes. NTT East also began offering “FLET’S Market,” which links service providers and users via FLET’S Hikari, and “Hikari i-frame,” a cloud-based household device. Furthermore, NTT East expanded the operating systems compatible with the FLET’S Software Delivery Service and its software lineup, revised the conditions for providing “FLET’S Hikari Mansion Type Mini,” and otherwise endeavored to create new use scenarios through service expansion and offered new rate menus.

To improve FLET’S Hikari’s accessibility, NTT East introduced discounts on monthly charges, installation charges and other fees. As for the members-only program FLET’S Hikari Members Club, which is designed to enhance customer satisfaction through improved CRM*8, the number of its members surpassed 1.5 million in February 2011. Moreover, NTT East added music downloads, e-books and other Internet service offerings to the point-redemption options, and otherwise strengthened its efforts to retain customers. Meanwhile, NTT East opened “Hikari House,” a showroom where visitors can experience cutting-edge use scenarios for fiber-optic access service at home and in everyday life, and endeavored to promote understanding of the innovation, convenience and safety of fiber-optic access services.

NTT East also endeavored to expand video services such as by lowering the monthly charges for FLET’S TEREBI Building-wide Subscription Plan*9, a service available to multi-unit dwelling owners, management companies and management unions, and launching “Miyagi Cable TV & FLET’S Hikari”*10 in collaboration with Miyagi Cable TV Co., Ltd. In addition, NTT East started offering “iTICKET on FLET’S Hikari,” a service for clinics and doctors’ offices provided in collaboration with iTICKET Corporation, an online doctor appointment service provider, and otherwise cooperated with a broad range of businesses.

To enhance customer service, in order to shorten the time required for providing new services, NTT East notified customers of installation dates at the time they applied for service, promoted remote installation, and otherwise continued to work on shortening the time it takes to install new fiber-optic access services. Unfortunately, due to the impact of the Great East Japan Earthquake, NTT East was not able to swiftly respond to customer requests regarding installation work, causing inconvenience to some customers. As part of its efforts to provide services that customers can use with peace of mind, for the Internet security service “FLET’S Virus Clear,” NTT East started offering “FLET’S Virus Clear v6 Management Tool,” which can perform contract information management and provide security settings for multiple personal computers. The number of subscriptions to the “Remote Support Service,” which remotely handles a wide range of customer inquiries concerning personal computers, routers, printers and other broadband matters in general, exceeded 2 million in November 2010.

Meanwhile, NTT East announced the general outlook on PSTN*11 migration*12 in November 2010. In light of the shift in demand to IP services and the end of the useful lives of PSTN switchboards, NTT East anticipates beginning the migration from PSTN to IP networks approximately 10 years from now, around 2020, and completing the migration around 2025. Through such migration, the provision of some services will be terminated, but adequate advance notice will be given to customers to allow sufficient time to address customer concerns. Even after the migration from PSTN to IP networks, NTT East will make it possible to continue the basic services that customers use on PSTN networks and also continuously expand IP-based services and work to improve customer convenience in order to promote the increased use of IP and broadband services.

(2) Measures Relating to the Solutions Business

NTT East engaged in efficient and effective ICT-based marketing activities tailored to regional customers, focusing on industry-specific solutions that incorporate industry characteristics and trends in such areas as local government and education.

In the area of local government, NTT East took active measures towards the elimination of the digital divide, by participating in the construction of fiber-optic facilities for local governments in disadvantaged areas*13, leasing the fiber-optic facilities of local governments under IRU*14 contracts, and providing broadband services. NTT East also took active measures directed towards the provision of broadband service environments tailored to regional needs, such as by offering IP retransmission of terrestrial digital broadcasts and disaster announcements among other solutions. Further, NTT East provided remote health consultation systems in collaboration with Kurihara-shi, Miyagi Prefecture, and Miharu-machi and Minami-aizu-machi, Fukushima Prefecture. NTT East also launched “VoiceAir,” a system that assists in the preparation of meeting minutes, and is easy for local governments to set up and use. In the area of education, NTT East participated in the Ministry of Internal Affairs and Communications’s “Future School” field trials.

With respect to its efforts to expand corporate VPN services, for “FLET’S VPN Gate,” NTT East added the Dual Class, a 1 Gbps product provided over redundant subscriber lines, and a 100 Mbps product with “FLET’S Hikari Next Business Type.” In addition, the “FLET’S Hikari Next Business Type” service was added for “FLET’S VPN Wide.” Moreover, for “FLET’S VPN Wide,” “FLET’S VPN Gate,” and “FLET’S Cast,” NTT East began offering “Support Option,” which provides for efficient maintenance and operation for customers, with a centralized 24-hour service request receipt function, recovery status notification function, report function, and construction and failure information notification function.

In its efforts to expand services for businesses, NTT East provided “DATACONNECT,” a bandwidth-secured data transmission service, and “Hikari Denwa Number Gate,” a high-volume, multichannel optical IP telephone service compatible with “DATACONNECT,” which enables high-resolution multipoint videoconferences to customers who use Hikari Denwa with FLET’S Hikari Next. NTT East also launched “OFFICE MARUGOTO SUPPORT,” which handles consultations with small and medium-sized entities regarding the use of ICT equipment and offers one-stop service at a specialized call center when customers encounter failures or other service trouble. Further, the service was enhanced by the addition of “Web Security Diagnosis,” which provides low-cost website vulnerability diagnosis and alteration detection. Meanwhile, NTT East continued to seek alliances with businesses across a broad range of fields, including collaborating with the Toshiba group (TOSHIBA CORPORATION and its group companies*15) in the sale of office ICT equipment, network construction, and maintenance support for small to medium-sized businesses, collaborating with OMRON Corporation in the provision of environmental solutions for corporations, and signing an agreement on collaboration with Yamaha Corporation directed towards the creation of new solutions for live music performance venues to link remote locations.

(3) Status of Business Operation Structures

With respect to the business operation structure, in order to enhance customer service and operational efficiency in the Tokyo region, a merger was carried out with NTT EAST-TOKYOMINAMI CORPORATION and four other companies in the Tokyo region*16. NTT EAST-TOKYOMINAMI CORPORATION was the surviving entity and changed its corporate name to NTT EAST-TOKYO CORPORATION.

Initiatives pursued as part of NTT East’s efforts to achieve efficient operation of its call centers included the continuation of repair service operations, such as “113 Center” sites. In addition, to achieve flexible business operations that can promptly respond to changes in the business environment, NTT East worked to raise efficiency by improving its systems and BPR*17, including those of its construction contractors, and other measures such as shortening order processing time for FLET’S Hikari, as well as allowing construction information to flow through to construction contractors and using thin clients*18 for the portable handsets for construction workers.

(4) Corporate Social Responsibility Activities

NTT East considers Corporate Social Responsibility (“CSR”) activities to be one of the most important pillars in the management of the company. NTT East believes that it is the social responsibility of a company to contribute to the environmentally-friendly, healthy and sustainable development of society. To this end, pursuant to the NTT Group CSR Charter (adopted in June 2006), NTT East sought not only to comply with the law and address its efforts towards reducing the environmental burden of its operations, but also to maintain and gain the trust of its customers by providing a safe and secure communication infrastructure.

In its compliance efforts, NTT East continued to direct its efforts towards fair competition, as well as compliance with laws and regulations concerning privacy protection, appropriate advertisement displays and worker dispatch. In particular, in respect to information relating to other businesses, measures were taken to ensure that firewalls are in place to prevent such information from reaching sales divisions, and efforts were made to enhance research towards proper use of such information, and to strengthening monitoring and inspection of such use.

In its efforts towards reducing its environmental burden, among other things, NTT East proposed ways to reduce the environmental burden from customers’ use of information and communications services, upgraded network equipment to low-power consumption models, promoted the use of low-emission vehicles as company cars, and promoted the conversion to LED lighting in phone booths. In addition, in order to promote efforts that will lead to a reduced environmental burden in the office, at home, in local communities, and in a variety of other locations and situations, NTT East undertook the “NTT East Group Act Green 21” campaign, which encourages employees and others to raise their environmental awareness by obtaining “eco-Test”*19 certification, participating in “local cleanup activities,” and participating in the “my cup campaign”, by installing “use my cup” vending machines that dispense into containers provided by the user.

Furthermore, NTT East worked to foster, through its diversity management*20 strategy, a culture that promotes the diversified use of personnel and various working styles, promoting work-life balance.

Meanwhile, for crisis management, NTT East engaged in joint training exercises with the Self Defense Forces in order to ensure prompt restoration of communication services at times of disaster. In particular, at the APEC Summit which was held in November 2010 in Yokohama, NTT East constructed a framework for crisis management, and upon conducting preparatory exercises before the event, provided stable communication service at the summit.

To promote the principles of the NTT Group CSR Charter and group-wide CSR activities, NTT East enhanced its CSR management by setting the “NTT East Group CSR Goals” and issued the NTT East Group CSR Report 2010 to proactively disclose relevant information to its stakeholders.

(5) Responses to the Great East Japan Earthquake

Following the Great East Japan Earthquake in March 2011, disaster countermeasure offices were immediately set up at NTT East headquarters and in the afflicted regions, and efforts were directed towards the prompt restoration of communication services and communication facilities. Mobile power supply vehicles and portable satellite equipment were deployed and, with the support of other NTT Group companies and telecommunications construction companies, NTT East engaged in restoration activities for communication services and facilities with a force of approximately 6,000 persons*21. As a result, by the end of March 2011, approximately 95% of the exchange offices had their functions restored.

In addition, through the provision of public telephones for free use across the entire east Japan area, installing and providing free use of temporary public telephones and Internet access booths at evacuation centers, and operating the “Disaster Emergency Message Dial (171)” and the “Disaster Emergency Broadband Message Board (Web 171),” NTT East endeavored to secure means of communication and information gathering. Other activities in which NTT East participated included having employees relay messages from victims of the disaster to their families or others; if the intended party was not reached, the message would be registered on behalf of the victim at the “Disaster Emergency Message Dial.” For customers who were unable to use their phones because of facilities affected by the disaster and customers who were unable to use their phones due to evacuation orders or recommendations, basic charges for the relevant period were waived. Meanwhile, NTT East collected donations from customers using the points program, FLET’S Hikari Members Club, and also, as a member of NTT Group, NTT East made donations as a telecommunication carrier, and otherwise directed its efforts towards support of the victims and recovery for the afflicted areas.

(6) Financial Standing

As a result of these efforts during the fiscal year ended March 31, 2011, operating revenues totaled 1,957.1 billion yen an increase of 1.5% from the fiscal year ended March 31, 2010), operating income totaled 77.1 billion yen (an increase of 62.0% from the fiscal year ended March 31, 2010), recurring profit was 96.0 billion yen (an increase of 33.9% from the fiscal year ended March 31, 2010). Special losses in relation to the Great East Japan Earthquake of 19.1 billion yen was recorded and net income totaled 52.3 billion yen (an increase of 3.5% from the fiscal year ended March 31, 2010).

Notes

*1:	SaaS: Software as a Service. A system for providing software application functions to customers as needed via a network.

*2:	A computing method in which software and data that were managed and used by computers that a user is actually using are utilized on demand in the form of a service via the Internet and other networks.

*3:	CGM: Consumer Generated Media. Blogs, SNS and other online media created by the transmission of information by consumers themselves.

*4:	ICT: Information and Communication Technology.

*5:	NGN: Next-Generation Network.

*6:	A collective name for FLET’S Hikari Next and B FLET’S.

*7:	An abbreviation for Wireless Fidelity. This is a brand name for ensuring compatibility, so that when an IEEE802.11 series used in wireless communications is loaded onto a product, it can operate reciprocally with devices having a different IEEE802.11 series.

*8:	CRM: Customer Relationship Management. A technique aimed at increasing sales by deepening ties with customers.

*9:	A service available to multi-unit dwelling owners, management companies and management unions with subscriptions to NTT East’s telecommunication services FLET’S Hikari Next Family High Speed Type and FLET’S TEREBI Transmission Service Building-wide Subscription Plan, as well as the broadcasting service Opticast Facility Usage Service offered by Opticast Inc., that enables their tenants to receive terrestrial broadcasts (digital/analog) and BS broadcasts (digital/analog).

*10:	A service available to subscribers of NTT East’s telecommunication services FLET’S Hikari Next and FLET’S TEREBI Transmission Service, as well as the broadcasting service Digital Light Next offered by Miyagi Cable TV Co., Ltd., that enables reception of terrestrial broadcasts (digital/analog), BS broadcasts (digital/analog), CS broadcasts (digital) and community channels.

*11:	PSTN: Public Switched Telephone Networks: The networks used for general subscriber telephone lines.

*12:	To migrate. NTT East’s “migration” encompasses the migration from PSTN to IP networks mentioned above, as well as the migration from metallic to fiber-optic and old IP networks to new IP networks (NGN) (the migration from old IP networks to new IP networks is scheduled for implementation by the end of March 2013).

*13:	This refers to areas where, given the conditions of the broadband infrastructure, it is not feasible for a private business to engage in business for reasons of profitability.

*14:	IRU: Indefeasible Right of User. Irrevocable right of user.

*15:	Toshiba Tec Corporation, Toshiba Tec Business Solutions corporation, Toshiba Information Equipments Co., Ltd.

*16:	NTT EAST-TOKYOCHUO CORPORATION; NTT EAST-TOKYOKITA CORPORATION; NTT EAST-TOKYOHIGASHI CORPORATION; NTT EAST-TOKYONISHI CORPORATION.

*17:	BPR: Business Process Reengineering. The setting of a target (sales, profit margin, etc.) relating to corporate activities, and the analysis and optimization of operations, workflows and organizational structures with the goal of achieving that target.

*18:	The general name for systems where the individual PCs have only minimal functions, and a server manages resources such as applications and files.

*19:	Certification test for Environmental Specialists, sponsored by the Tokyo Chamber of Commerce and Industry.

*20:	A management strategy for employing diverse human resources.

*21:	Announced as of March 30, 2011. Approximately 6,500 people announced as of April 27, 2011.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	March 31, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	536,644	518,747	(17,897)
Antenna facilities	6,068	5,456	(611)
Terminal equipment	83,337	73,253	(10,084)
Local line facilities	807,620	801,071	(6,549)
Long-distance line facilities	4,764	3,921	(843)
Engineering facilities	636,588	628,723	(7,865)
Submarine line facilities	1,722	2,213	490
Buildings	487,827	474,115	(13,711)
Structures	14,119	14,675	555
Other machinery and equipment	2,579	2,762	182
Vehicles and vessels	118	139	21
Tools, furniture and fixtures	39,068	40,682	1,614
Land	201,167	199,039	(2,128)
Lease assets	4,788	2,172	(2,616)
Construction in progress	29,150	42,344	13,193
Total property, plant and equipment	2,855,567	2,809,318	(46,249)
Intangible fixed assets	103,461	104,987	1,526
Total fixed assets - telecommunications businesses	2,959,029	2,914,306	(44,722)
Investments and other assets
Investment securities	7,571	7,119	(452)
Investments in subsidiaries and affiliated companies	48,196	48,253	56
Other investments in subsidiaries and affiliated companies	7,384	7,737	353
Investment in capital	166	545	378
Long-term loans receivable to subsidiaries	400	400	—
Long-term prepaid expenses	3,603	3,841	238
Deferred income taxes	193,911	178,619	(15,291)
Other investments and assets	10,457	8,476	(1,980)
Allowance for doubtful accounts	(1,425)	(1,063)	361
Total investments and other assets	270,266	253,929	(16,337)
Total fixed assets	3,229,295	3,168,235	(61,059)

Current assets:
Cash and bank deposits	138,155	172,498	34,342
Notes receivable	68	7	(61)
Accounts receivable, trade	293,993	323,537	29,544
Accounts receivable, other	7,852	8,453	601
Securities	10	10	(0)
Supplies	35,496	35,259	(236)
Advance payment	2,332	2,168	(164)
Prepaid expenses	7,256	7,399	142
Deferred income taxes	8,198	9,702	1,503
Other current assets	20,331	41,854	21,523
Allowance for doubtful accounts	(2,748)	(4,073)	(1,325)
Total current assets	510,947	596,816	85,869

TOTAL ASSETS	3,740,243	3,765,052	24,809

	(Millions of yen)
	March 31, 2010	March 31, 2011	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	758,743	666,055	(92,687)
Lease obligations	4,508	2,057	(2,451)
Liability for employees’ retirement benefits	280,650	254,054	(26,595)
Reserve for point services	—	2,944	2,944
Reserve for unused telephone cards	15,397	15,101	(296)
Asset retirement obligations	—	629	629
Other long-term liabilities	8,421	7,999	(422)
Total long-term liabilities	1,067,721	948,842	(118,878)
Current liabilities:
Current portion of long-term borrowings from parent company	90,595	122,687	32,092
Accounts payable, trade	95,670	104,534	8,863
Short-term borrowings	—	30,000	30,000
Lease obligations	3,168	2,945	(223)
Accounts payable, other	218,158	254,810	36,652
Accrued expenses	16,945	17,943	997
Accrued taxes on income	8,143	1,661	(6,482)
Advance received	9,068	6,373	(2,694)
Deposit received	105,551	127,263	21,711
Unearned revenue	141	195	54
Allowance for loss on disaster	—	5,500	5,500
Asset retirement obligations	—	70	70
Other current liabilities	13,851	12,453	(1,398)
Total current liabilities	561,294	686,438	125,143

TOTAL LIABILITIES	1,629,015	1,635,281	6,265

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—
Earned surplus
Other earned surplus
Reserve for reduction entry	5,152	6,099	947
Accumulated earned surplus	271,352	289,209	17,856
Total earned surplus	276,505	295,308	18,803
Total shareholders’ equity	2,111,231	2,130,035	18,803
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(4)	(263)	(259)
Total unrealized gains (losses), translation adjustments, and others	(4)	(263)	(259)

TOTAL NET ASSETS	2,111,227	2,129,771	18,544

TOTAL LIABILITIES AND NET ASSETS	3,740,243	3,765,052	24,809

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,790,369	1,776,085	(14,283)
Operating expenses
Business expenses	482,563	473,250	(9,312)
Operations	13,492	12,748	(744)
Maintenance expenses	438,855	423,681	(15,174)
Overhead expenses	94,395	91,876	(2,519)
Administration	116,735	108,651	(8,084)
Experiment and research	53,127	51,053	(2,073)
Depreciation and amortization	396,156	390,417	(5,739)
Retirement of fixed assets	42,098	49,709	7,611
Access charges	36,698	33,143	(3,554)
Miscellaneous taxes	72,376	72,380	3
Total operating expenses	1,746,500	1,706,911	(39,588)
Operating income from telecommunications businesses	43,868	69,173	25,304

Supplementary businesses:
Operating revenues	138,283	181,061	42,777
Operating expenses	134,518	173,080	38,561
Operating income from supplementary businesses	3,765	7,981	4,216
Operating income	47,634	77,155	29,520

Non-operating revenues:
Interest income	42	132	90
Interest on securities	4	9	4
Dividends received	3,814	1,817	(1,997)
Lease and rental income	54,519	45,112	(9,406)
Miscellaneous income	3,253	6,823	3,569
Total non-operating revenues	61,633	53,894	(7,739)

Non-operating expenses:
Interest expenses	11,451	10,969	(482)
Lease and rental expenses	21,417	21,457	40
Miscellaneous expenses	4,648	2,556	(2,091)
Total non-operating expenses	37,517	34,983	(2,533)
Recurring profit	71,750	96,066	24,315
Special profits:
Gains on sales of fixed assets	9,829	—	(9,829)
Total special profits	9,829	—	(9,829)
Special losses:
Special loss on disaster	—	19,190	19,190
Total special losses	—	19,190	19,190
Income before income taxes	81,580	76,876	(4,704)
Corporation, inhabitant, and enterprise taxes	18,462	10,607	(7,854)
Deferred tax expenses (benefits)	12,568	13,965	1,396
Net income	50,549	52,303	1,754

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2010	(Millions of yen)
	Shareholders’ equity							Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus			Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus		Total earned surplus
				Reserve for reduction entry	Accumulated earned surplus
March 31, 2009	335,000	1,499,726	1,499,726	—	259,456	259,456	2,094,182	(47)	(47)	2,094,135

Net change during the annual period
Cash dividends					(33,500)	(33,500)	(33,500)			(33,500)
Net income					50,549	50,549	50,549			50,549
Provision of reserve for reduction entry				5,152	(5,152)					—
Others, net								42	42	42

Total net change during the annual period	—	—	—	5,152	11,896	17,049	17,049	42	42	17,092

March 31, 2010	335,000	1,499,726	1,499,726	5,152	271,352	276,505	2,111,231	(4)	(4)	2,111,227

Year ended March 31, 2011	(Millions of yen)
	Shareholders’ equity							Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus			Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus		Total earned surplus
				Reserve for reduction entry	Accumulated earned surplus
March 31, 2010	335,000	1,499,726	1,499,726	5,152	271,352	276,505	2,111,231	(4)	(4)	2,111,227

Net change during the annual period
Cash dividends					(33,500)	(33,500)	(33,500)			(33,500)
Net income					52,303	52,303	52,303			52,303
Provision of reserve for reduction entry				947	(947)					—
Others, net								(259)	(259)	(259)

Total net change during the annual period	—	—	—	947	17,856	18,803	18,803	(259)	(259)	18,544

March 31, 2011	335,000	1,499,726	1,499,726	6,099	289,209	295,308	2,130,035	(263)	(263)	2,129,771

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	816,170	742,278	(73,891)	(9.1)
Monthly charge revenues*	562,912	509,204	(53,708)	(9.5)
Call rates revenues*	84,126	71,160	(12,966)	(15.4)
Interconnection call revenues*	101,115	99,854	(1,261)	(1.2)
IP services revenues	645,510	724,493	78,982	12.2
Leased circuit services revenues (excluding IP services revenues)	154,574	149,488	(5,085)	(3.3)
Telegram services revenues	20,671	18,869	(1,802)	(8.7)
Other telecommunications services revenues	153,442	140,956	(12,486)	(8.1)

Telecommunications total revenues	1,790,369	1,776,085	(14,283)	(0.8)

Supplementary business total revenues	138,283	181,061	42,777	30.9

Total operating revenues	1,928,653	1,957,147	28,494	1.5

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	81,580	76,876	(4,704)
Depreciation and amortization	409,107	403,510	(5,596)
Loss on disposal of property, plant and equipment	22,817	26,826	4,008
Gains on sales of fixed assets	(9,829)	—	9,829
Increase (decrease) in liability for employees’ retirement benefits	(4,819)	(26,595)	(21,776)
(Increase) decrease in accounts receivable	2,204	(30,084)	(32,289)
(Increase) decrease in inventories	1,918	2,939	1,021
Increase (decrease) in accounts payable and accrued expenses	(3,536)	39,504	43,040
Increase (decrease) in accrued consumption tax	809	3,460	2,650
Other	50,044	50,117	73

Sub-total	550,296	546,554	(3,741)
Interest and dividends received	3,856	1,959	(1,897)
Interest paid	(11,420)	(11,071)	349
Income taxes received (paid)	(24,929)	(23,043)	1,885

Net cash provided by (used in) operating activities	517,802	514,399	(3,403)
Cash flows from investing activities:
Payments for property, plant and equipment	(451,531)	(395,380)	56,151
Proceeds from sale of property, plant and equipment	12,674	5,530	(7,143)
Payments for purchase of investment securities	(2,215)	(3,047)	(832)
Proceeds from sale of investment securities	353	2,201	1,847
Other	2,025	1,742	(282)

Net cash provided by (used in) investing activities	(438,693)	(388,953)	49,739
Cash flows from financing activities:
Proceeds from issuance of long-term debt	200,000	30,000	(170,000)
Payments for settlement of long-term debt	(105,809)	(90,595)	15,214
Net increase (decrease) in short-term borrowings	(125,000)	30,000	155,000
Payments for settlement of lease obligations	(2,706)	(3,289)	(583)
Dividends paid	(33,500)	(33,500)	—

Net cash provided by (used in) financing activities	(67,015)	(67,385)	(369)
Net increase (decrease) in cash and cash equivalents	12,093	58,060	45,966
Cash and cash equivalents at beginning of year	132,671	144,764	12,093

Cash and cash equivalents at end of year	144,764	202,824	58,060

May 13, 2011

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2011

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the fiscal year ended March 31, 2011 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31, 2011

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Toshiya Katayama or Takehisa Maegawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2011

In the fiscal year ended March 31, 2011, the Japanese economy showed signs of continuing improvement, but was unable to achieve a full-scale recovery due to the rapid appreciation of the yen and rising cost of resources, as well as the effects of the Great East Japan Earthquake, which occurred around the end of the fiscal year.

In the information and telecommunications market, world-leading levels of broadband services were achieved as a result of facility-based competition. At the same time, service competition has continued to progress in response to customer needs. In the fixed-line communications field, as optical broadband services expand, new markets have developed, such as video services that take advantage of the optical broadband. In the mobile communications field, broadband use for mobile data communications has increased and a variety of handsets have become available, including smartphones and tablet devices. In addition, there have been drastic changes and developments in conjunction with the development of the broadband and ubiquitous*1 network environment, including the convergence between fixed and mobile communications and between communications and broadcasting from the increased use of IP networks, and the creation of various new businesses using information and communications technologies (ICT).

In this difficult and changing business environment, NTT West endeavors to be a “customer-oriented corporate group” that meets customer expectations, contributes to society and provides high quality, stable universal service. In line with NTT Group’s new Medium-Term Management Strategy, “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous service” adopted by NTT in May 2008, NTT West has devoted its energy to promoting and expanding safe, secure, reliable, and appealing broadband and ubiquitous services that meet customers’ needs, through new services and products that utilize the framework of NGN*2 and its networks.

(1) Efforts to Promote Fiber-optic and IP Services

In line with the NTT Group Medium-Term Management Strategy, “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous service”, NTT West is working towards the realization of broadband and ubiquitous networks that enable customers to conveniently connect “anytime, anywhere and with anything” in a “safe and secure” manner. Now in the tenth year since its launch, FLET’S Hikari subscriptions*3 surpassed 6.5 million, and of those subscriptions, more than 20% (1,600,000) are for FLET’S Hikari Next, which enables the use of a wide range of services unique to the NGN. In addition, Hikari Denwa for corporate customers was ranked number one in the Business IP Phone and Fixed Line Phone Service Satisfaction Study conducted by J.D. Power Asia Pacific. NTT West is expanding opportunities to use FLET’S Hikari in a wide variety of applications while developing and expanding services that can support a broad range of customers, from individuals to businesses, in their day-to-day lives and business activities.

NTT West launched the FLET’S Hikari Next High-Speed Type with a maximum download speed of 200 Mbps and the Express Type with a maximum download speed of approximately 1 Gbps. NTT West also took measures to enhance and expand Hikari Denwa services by introducing Data Connect, a secured bandwidth data transmission service that uses 0AB-J numbers, and Hikari Denwa Number Gate, an optical IP telephone service designed for high-volume and multi-channel centers.

To increase the use of FLET’S Hikari, NTT West introduced discounts on monthly charges, installation charges and other fees, and renewed the CLUB NTT West*4 point program. NTT West also further expanded the FLET’S TEREBI*5 service area, launched the FLET’S TEREBI Building-Wide Subscription Plan, established a partnership with Ehime-CATV, Inc. and took other measures to expand video services.

Further, NTT West launched its “ie deji (the complete digitalization of home)” concept, which aims to link all digital devices and people to each other using a network, to create “a society where advances in digital technology can help everyone”. NTT West also began selling “N-TRANSFER”, an information device of the Hikari LINK series, which enables the use of cloud services using only a USB device with no PC, conducted field trials relating to home ICT*6 through a partnership with Panasonic Electric Works Co., Ltd., and in collaboration with Nishi Nippon System Installations and Construction Co., Ltd., began providing a simple and fun Internet environment accessible on televisions using the Browser Box. In addition, NTT began leasing Hikari Portable, a mobile WiFi*7 router that provides wireless LAN access inside and outside the home.

In addition, for support services, which will be crucial for promoting the “ie deji” business, NTT West conducted field trials (Maniwa City, Okayama Prefecture) to expand Remote Support Services and enhance home-based support services.

Further, NTT West cooperated with Yamaha Corporation in creating new solutions for live music performance venues using FLET’s Hikari Next and Hikari Denwa to link remote locations.

With regard to alliances, NTT West took measures to create new services through cooperation with businesses in a wide range of industries, including offering new environmental solutions using the “energy consumption visualization system”*8 created in collaboration with OMRON Corporation.

NTT West announced the general outlook on PSTN*9 migration*10 in November 2010. In light of the shift in demand to IP services and the end of the useful lives of PSTN switchboards, NTT West anticipates beginning the migration from PSTN to IP networks approximately 10 years from now, around 2020, and completing the migration around 2025. Through such migration from PSTN to IP networks, the provision of some services will be terminated, but adequate advance notice will be given to customers to allow sufficient time to address customer concerns. Even after the migration from PSTN to IP networks, NTT West will make it possible to continue the basic services that customers use on PSTN networks and also continuously expand IP-based services and work to improve customer convenience in order to promote the increased use of IP and broadband services.

(2) Measures Relating to the Solutions Business

With respect to its efforts aimed at large as well as small and medium enterprises, NTT West engaged in efficient ICT-based marketing activities tailored to regional customers. NTT West focused on industry-specific solutions that incorporate industry characteristics and trends in each area of the public services and private sectors.

Measures targeting local governments included the active provision of broadband services (expansion of the FLET’S Hikari Next and FLET’S Hikari Mytown Next service areas) under IRU*11 contracts for the broadband development projects of local governments using the 2009 supplemental budget. In addition, NTT West collaborated with the national and local governments to use the knowledge and expertise gained through field trials such as those for the “Pedestrian Support System”, a 2010 mobility support program conducted by the Ministry of Land, Infrastructure, Transport and Tourism in Sasayama City, Hyogo Prefecture, and field trials for “the regional trials for verification of ICT technology specifications in Kitakyushu City, Fukuoka Prefecture”, a project conducted by the Ministry of Internal Affairs and Communications for establishing a “regional ICT system infrastructure that can reduce the environmental burden”.

In the contact center business, NTT West addressed the need for cost reductions and higher operational efficiency due to the economic downturn and actively made group-wide efforts to maintain or increase group revenues. NTT West responded to the expansion of the cloud business market and suggestions and requests from customers for services by making a full-scale entry into the cloud business, launching a full lineup of cloud services for local governments and businesses under the name “Biz Hikari Cloud” on March 9, 2011, and took measures to strengthen its cloud business development structures.

Initiatives to enhance VPN services for corporate customers included, for the “FLET’S VPN Gate” service, the addition of the “Dual Class” for 1 Gbps products and the provision of high-speed service options such as the “FLET’S Hikari Next Business Type” for 100 Mbps products. In addition, for “FLET’S VPN Wide”, NTT West introduced new service plans compatible with the “Hikari Next Business Type”, “High Speed Type” and “Express Type”.

Other measures to expand business services included the launch of “Security Countermeasure Management Tools”, a service for small and medium-size business users of FLET’S Hikari Next that provides centralized management of security settings on multiple PCs. NTT West worked to further enhance support services in order to build a framework of mutual cooperation to achieve one-stop*12 customer support (for breakdowns and other troubleshooting) for information equipment in the office, by, among other things, forming partnerships with Fuji Xerox Co., Ltd. and Sharp Document Systems Corporation.

(3) Status of Business Operation Structures

NTT West established the Information Security Promotion Department in April 2010 as a headquarters organization to conduct group-wide information security management for the NTT West group. Security structures were further strengthened with the appointment in July 2010 of information security promotion managers at regional subsidiaries who will be in charge of information security management.

Initiatives to prevent equipment failures included endeavors to build and maintain an absolutely secure maintenance approach in conjunction with the 2010 APEC Ministerial Meetings, as well as diverse practical training programs to bolster IP service operational capabilities such as service restoration training in anticipation of hardware failures relating to the Business Ether Wide and FLET’S Software Delivery Service and failure response training in anticipation of electric power equipment failures resulting in extensive and major effects.

Further, NTT West began operations at three new remote support centers (the Tokai Center, Osaka Center, and Okayama Center) to respond to increased demand for the Remote Support Service, a service that has been well received for the provision of various forms of support by specialized operators in response to customer inquiries. NTT West took measures to provide support for diversifying information terminal devices and services and to enhance these services even further.

Comprehensive cost controls intended to maintain profitable operations included efforts to raise the efficiency of fiber-optic service installation, such as promoting remote installation work for multi-unit dwelling orders (VDSL system), and NTT West was able to eliminate the need to dispatch personnel in approximately 90% of service terminations and more than 70% of service starts. NTT West also continued phasing out low use public telephones and enhanced customer response efficiency when responding to failure reports and repair orders by, among other things, improving system functions.

(4) Corporate Social Responsibility Activities

The NTT Group CSR Charter (adopted in June 2006) stipulates that, as responsible members of the information and communication industry, NTT Group companies will provide services of the highest quality and trust and contribute to the development of a safe, secure and prosperous society where people, society and the earth are connected through communications. Based on the CSR Charter, NTT West adopted three new core CSR principles – thorough compliance, development of a safe and secure society, and creation of value through business activities – and set a “visualization” benchmark. Each NTT West employee works to maintain legal compliance and to reduce our environmental burden while maintaining and enhancing trust through the provision of a safe and reliable communication infrastructure.

To achieve complete compliance, in addition to complying with applicable laws and regulations concerning the protection of personal information, appropriate advertisement displays, and the dispatch of personnel, NTT West undertook measures to ensure strict conformity with fair competition requirements. With respect to information security, NTT West undertook measures in accordance with the business practice improvement plan submitted to the Ministry of Internal Affairs and Communications, including a review of its customer data management systems, the isolation of information concerning other businesses from sales divisions, the establishment of a system to ensure proper use of information concerning other businesses, a review of rules and regulations, reinforcement of conduct norms awareness through training and other means, the improvement and expansion of voluntary inspections, and audit reinforcement.

To reduce its environmental burden, NTT West took action to reduce carbon dioxide emissions from its business activities in accordance with the NTT Group Energy Efficiency Saving Guidelines adopted in April 2010. Based on knowledge obtained from the Eco-office Trials conducted at the Hyogo Branch, NTT West adopted the Eco-office Guidelines in August 2010 and distributed them to group companies and established model offices in three areas to propose and put into practice new work styles using ICT solutions that help reduce the environmental burden.

In response to the public announcement of NTT Group’s environmental vision, “The Green Vision 2020”, NTT West supplemented its Environmental Grand Design, which sets power consumption targets, by adding total electric power consumption targets, power consumption reduction targets of customer household devices, waste reduction targets and paper consumption reduction targets. In addition, NTT West revised the NTT West Group Global Environmental Charter and its Environmental Guidelines by adding provisions concerning the preservation of biodiversity.

To promote the principles of the NTT Group CSR Charter and group-wide CSR activities, NTT West enhanced its CSR management and issued the NTT West Group CSR Report 2010 to proactively disclose relevant information to its stakeholders.

In addition, following the Great East Japan Earthquake in March 2011, NTT West collaborated with its group companies to support the restoration of telecommunications disrupted by the earthquake. To date, NTT West has provided support by dispatching mobile power supply vehicles to secure power for communication facilities and assisted in the installation of temporary public telephones that use portable satellite telephone equipment to provide a means of communication for the affected people. NTT West is also conducting ongoing restoration activities that include on-site surveys and laying transmission cables to restore customer circuits, and group companies and affiliates have dispatched approximately 1,000 employees to the affected regions to participate in support operations.

(5) Financial Standing

As a result of these efforts during the fiscal year ended March 31, 2011, operating revenues totaled 1,758.0 billion yen (a decrease of 1.3% from the fiscal year ended March 31, 2010), operating income was 49.6 billion yen (an increase of 168.7% from the fiscal year ended March 31, 2010), recurring profit was 63.0 billion yen (an increase of 107.9% from the fiscal year ended March 31, 2010), and net profit totaled 49.0 billion yen (an increase of 97.6% from the fiscal year ended March 31, 2010).

*1:	A term, derived from Latin, that means “present in all places at all times.” Environments that provide access to the Internet and other information networks anytime from anywhere.

*2:	NGN: Next-Generation Network.

*3:	A collective name for FLET’S Hikari Next, FLET’S Hikari Premium and B FLET’S.

*4:	A membership program offered by NTT West that offers support information for Internet use, provides support via email and phone to customers having Internet problems, and allows members to accrue points monthly that can be redeemed for rewards.

*5:	A service available to subscribers of NTT West’s telecommunication services FLET’S Hikari Next, FLET’S Hikari Premium or FLET’S TEREBI Transmission Service, as well as the broadcasting service Opticast Facility Usage Service offered by Opticast Inc., that enables reception of terrestrial broadcasts (digital/analog) and BS broadcasts (digital/analog).

*6:	ICT: Information and communication technology. Home ICT is a service that creates more enriching and convenient lifestyles by linking household consumer electronics devices to networks.

*7:	Wireless Fidelity. A brand name for wireless LANs that guarantee interconnectivity. Formulated by the Wi-Fi Alliance industry group, which was established to promote the IEEE 802.11 wireless LAN standard, test interconnectivity, and certify products.

*8:	A system that measures and displays energy consumption in factories, offices, stores and other facilities that can be utilized to support centralized energy management and reduce operating costs.

*9:	PSTN: Public Switched Telephone Networks, the network used for general subscriber telephone lines.

*10:	To migrate. NTT’s “migration” encompasses the migration from PSTN to IP networks mentioned above, as well as the migration from metallic to fiber-optic and old IP networks to new IP networks (NGN) (scheduled for implementation by the end of March 2013).

*11:	Indefeasible Right of User. Irrevocable right of user. Rights for long-term, stable use of telecommunications equipment. The role of IRU businesses is to execute IRU agreements with local governments, provide broadband services that meet the specifications designated by the local government using broadband equipment provided by the local government, perform operations and maintenance of the equipment, and provide long-term, stable services.

*12:	The handling of various procedures all at once at a single site.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	March 31, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	521,075	512,794	(8,280)
Antenna facilities	8,466	7,607	(858)
Terminal equipment	20,813	21,343	529
Local line facilities	838,843	862,726	23,883
Long-distance line facilities	3,551	2,984	(566)
Engineering facilities	586,802	580,930	(5,871)
Submarine line facilities	2,396	1,977	(418)
Buildings	432,441	417,342	(15,099)
Structures	15,436	15,119	(316)
Other machinery and equipment	1,230	1,074	(156)
Vehicles and vessels	228	180	(47)
Tools, furniture and fixtures	35,570	33,244	(2,325)
Land	178,896	177,288	(1,608)
Lease assets	5,076	2,947	(2,129)
Construction in progress	32,574	25,001	(7,573)
Total property, plant and equipment	2,683,403	2,662,564	(20,839)
Intangible fixed assets	96,688	83,872	(12,816)
Total fixed assets - telecommunications businesses	2,780,091	2,746,436	(33,655)
Investments and other assets
Investment securities	3,944	3,742	(202)
Investments in subsidiaries and affiliated companies	43,981	43,981	—
Investment in capital	2	252	249
Long-term prepaid expenses	3,026	3,193	167
Deferred income taxes	145,953	125,120	(20,832)
Other investments and assets	8,113	8,364	251
Allowance for doubtful accounts	(516)	(393)	122
Total investments and other assets	204,505	184,261	(20,244)
Total fixed assets	2,984,597	2,930,698	(53,899)

Current assets:
Cash and bank deposits	124,065	130,313	6,247
Notes receivable	17	198	180
Accounts receivable, trade	280,946	272,994	(7,951)
Accounts receivable, other	14,811	23,066	8,254
Securities	6	6	—
Supplies	24,102	29,935	5,833
Advance payment	1,655	2,497	842
Prepaid expenses	5,843	6,049	206
Deferred income taxes	3,691	4,031	340
Other current assets	20,141	10,160	(9,981)
Allowance for doubtful accounts	(2,399)	(2,220)	178
Total current assets	472,882	477,032	4,150

TOTAL ASSETS	3,457,479	3,407,731	(49,748)

	(Millions of yen)
	March 31, 2010	March 31, 2011	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	966,527	954,099	(12,428)
Lease obligations	5,605	3,972	(1,632)
Liability for employees’ retirement benefits	296,001	258,049	(37,951)
Reserve for point services	—	4,815	4,815
Reserve for unused telephone cards	14,560	14,280	(280)
Asset retirement obligations	—	436	436
Other long-term liabilities	12,455	11,410	(1,045)
Total long-term liabilities	1,295,149	1,247,064	(48,085)

Current liabilities:
Current portion of long-term borrowings from parent company	151,170	142,428	(8,742)
Accounts payable, trade	84,546	70,297	(14,249)
Short-term borrowings	—	23,000	23,000
Lease obligations	1,891	1,838	(52)
Accounts payable, other	235,725	233,818	(1,906)
Accrued expenses	17,258	17,334	75
Accrued taxes on income	1,093	674	(419)
Advance received	5,382	3,431	(1,951)
Deposit received	94,359	96,908	2,548
Unearned revenue	94	107	13
Other current liabilities	63,167	39,235	(23,931)
Total current liabilities	654,690	629,073	(25,616)

TOTAL LIABILITIES	1,949,839	1,876,137	(73,702)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—
Earned surplus
Other earned surplus
Accumulated earned surplus	25,529	49,611	24,082
Total earned surplus	25,529	49,611	24,082
Total shareholders’ equity	1,507,583	1,531,665	24,082
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	56	(72)	(129)
Total unrealized gains (losses), translation adjustments, and others	56	(72)	(129)

TOTAL NET ASSETS	1,507,640	1,531,593	23,953

TOTAL LIABILITIES AND NET ASSETS	3,457,479	3,407,731	(49,748)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,622,163	1,597,362	(24,800)
Operating expenses
Business expenses	412,394	409,385	(3,008)
Operations	16,295	15,268	(1,026)
Maintenance expenses	415,664	399,729	(15,934)
Overhead expenses	74,199	70,842	(3,357)
Administration	101,551	93,669	(7,881)
Experiment and research	50,381	49,257	(1,124)
Depreciation and amortization	381,753	367,052	(14,700)
Retirement of fixed assets	42,863	44,973	2,109
Access charges	35,767	32,379	(3,388)
Miscellaneous taxes	67,122	66,267	(855)
Total operating expenses	1,597,993	1,548,824	(49,168)
Operating income from telecommunications businesses	24,169	48,537	24,367

Supplementary businesses:
Operating revenues	158,658	160,696	2,037
Operating expenses	164,352	159,587	(4,764)
Operating income (losses) from supplementary businesses	(5,693)	1,108	6,802
Operating income	18,475	49,646	31,170

Non-operating revenues:
Interest income	7	4	(2)
Interest on securities	1	1	(0)
Dividends received	1,434	2,151	716
Lease and rental income	40,730	43,495	2,764
Miscellaneous income	8,988	4,183	(4,805)
Total non-operating revenues	51,163	49,835	(1,327)

Non-operating expenses:
Interest expenses	17,225	16,383	(842)
Lease and rental expenses	15,695	14,648	(1,046)
Miscellaneous expenses	6,379	5,379	(999)
Total non-operating expenses	39,300	36,412	(2,888)
Recurring profit	30,338	63,069	32,731
Income before income taxes	30,338	63,069	32,731
Corporation, inhabitant, and enterprise taxes	1,740	(6,564)	(8,305)
Deferred tax expenses (benefits)	3,753	20,548	16,794
Net income	24,844	49,085	24,241

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2010	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2009	312,000	1,170,054	1,170,054	13,689	13,689	1,495,743	411	411	1,496,155

Net change during the annual period
Cash dividends				(13,004)	(13,004)	(13,004)			(13,004)
Net income				24,844	24,844	24,844			24,844
Others, net							(355)	(355)	(355)

Total net change during the annual period	—	—	—	11,839	11,839	11,839	(355)	(355)	11,484

March 31, 2010	312,000	1,170,054	1,170,054	25,529	25,529	1,507,583	56	56	1,507,640

Year ended March 31, 2011	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2010	312,000	1,170,054	1,170,054	25,529	25,529	1,507,583	56	56	1,507,640

Net change during the annual period
Cash dividends				(25,003)	(25,003)	(25,003)			(25,003)
Net income				49,085	49,085	49,085			49,085
Others, net							(129)	(129)	(129)

Total net change during the annual period	—	—	—	24,082	24,082	24,082	(129)	(129)	23,953

March 31, 2011	312,000	1,170,054	1,170,054	49,611	49,611	1,531,665	(72)	(72)	1,531,593

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	798,161	729,085	(69,076)	(8.7)
Monthly charge revenues*	550,982	502,703	(48,279)	(8.8)
Call rates revenues*	74,949	61,884	(13,065)	(17.4)
Interconnection call revenues*	110,527	108,696	(1,830)	(1.7)
IP services revenues	525,558	582,095	56,536	10.8
Leased circuit services revenues (excluding IP services revenues)	140,428	133,103	(7,324)	(5.2)
Telegram services revenues	24,195	22,161	(2,033)	(8.4)
Other telecommunications services revenues	133,818	130,916	(2,901)	(2.2)

Telecommunications total revenues	1,622,163	1,597,362	(24,800)	(1.5)

Supplementary business total revenues	158,658	160,696	2,037	1.3

Total operating revenues	1,780,821	1,758,058	(22,763)	(1.3)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	30,338	63,069	32,731
Depreciation and amortization	394,191	376,998	(17,193)
Loss on disposal of property, plant and equipment	20,997	18,635	(2,362)
Increase (decrease) in liability for employees’ retirement benefits	(8,695)	(37,951)	(29,255)
(Increase) decrease in accounts receivable	3,677	6,646	2,969
(Increase) decrease in inventories	3,810	(4,829)	(8,639)
Increase (decrease) in accounts payable and accrued expenses	(1,339)	(6,626)	(5,287)
Increase (decrease) in accrued consumption tax	1,498	521	(976)
Other	45,202	27,149	(18,052)

Sub-total	489,681	443,614	(46,067)
Interest and dividends received	1,445	2,157	712
Interest paid	(17,766)	(16,423)	1,342
Income taxes received (paid)	2,578	(3,082)	(5,660)

Net cash provided by (used in) operating activities	475,938	426,266	(49,672)
Cash flows from investing activities:
Payments for property, plant and equipment	(385,574)	(379,393)	6,181
Proceeds from sale of property, plant and equipment	2,456	3,434	978
Payments for purchase of investment securities	(429)	(250)	179
Proceeds from sale of investment securities	450	13	(437)
Other	494	(436)	(930)

Net cash provided by (used in) investing activities	(382,603)	(376,631)	5,972
Cash flows from financing activities:
Proceeds from issuance of long-term debt	140,000	130,000	(10,000)
Payments for settlement of long-term debt	(158,333)	(151,170)	7,162
Net increase (decrease) in short-term borrowings	(25,994)	(3,999)	21,994
Payments for settlement of lease obligations	(8,951)	(1,868)	7,082
Dividends paid	(13,004)	(25,003)	(11,999)

Net cash provided by (used in) financing activities	(66,283)	(52,043)	14,239
Net increase (decrease) in cash and cash equivalents	27,051	(2,409)	(29,460)
Cash and cash equivalents at beginning of year	106,470	133,522	27,051

Cash and cash equivalents at end of year	133,522	131,113	(2,409)

May 13, 2011

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for Fiscal Year Ended March 31, 2011

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for Fiscal Year ended March 31, 2011. Please see the following attachments for further details:

I.	Results for Fiscal Year Ended March 31, 2011

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

V.	Business Results (Non-Consolidated Operating Revenues)

VI.	Non-Consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Naomi Komoda or (Mr.) Takashi Ikai

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: info-af@ntt.com

I. Results for Fiscal Year Ended March 31, 2011

NTT Communications Corporation (NTT Com) announced today that its non-consolidated financial results for the fiscal year ended March 31, 2011 saw net income increase 13.6% year on year to 68.9 billion yen, operating revenues decrease 4.2% to 1,033.4 billion yen and operating income decrease 4.4% to 93.2 billion yen. Operating expenses shrank 4.2% to 940.1 billion yen.

All results are based on Japanese accounting principles.

BACKGROUND

During the reporting year, as Japan’s economic recovery slowed under the weight of deflation and the yen’s renewed strength, many companies attempted to develop new businesses not only in Japan, but also emerging markets overseas, especially in Asia, as they further globalized their operations. The economy also suffered a tremendous blow from the earthquake and tsunami that struck northeastern Japan on March 11. In the ICT market, a next-generation extra-high-speed mobile communication service was launched in Japan, reflecting the continued proliferation of wireless as well as fixed broadband. Smartphones and tablet PCs continued to proliferate and data center management technologies advanced, signs that both ubiquity and cloud computing further crystallized.

BUSINESS STRATEGIES

NTT Com’s basic policy was to offer seamless, high-quality, cost-competitive services to worldwide customers. Improvements were introduced in increasingly advanced, one-stop, area-free ICT solutions for enterprise business, expanding network and data-center services for global business, and initiatives to package Group-wide capabilities in diverse services and customer platforms for Internet-based business.

Furthermore, NTT Com improved business processes and controlled costs more effectively throughout the corporation, resulting in more sustainable efficiencies based on productivity benchmarks.

The 2010 fiscal year was the final year of NTT Com’s Vision 2010 growth strategy, which was introduced in 2006 to support the corporation’s primary mission – expressed in the slogans, “bridge” and “continue to bridge” – in seven core business domains: Solutions, Network Management, Security, Global, Ubiquitous, Portal/engine and Managed-quality Operations. During the year NTT Com further transformed its business structure by concentrating more corporate resources on these domains and on training and developing professionals equipped with the knowledge and skills required in such fields. NTT Com also pursued more proactive sales, upgraded delivery processes, enhanced the quality of operations and created new services.

Services for business customers were strengthened with high value-added, one-stop solutions incorporating seamless global services and BizCITY, a suite of secure, high-quality cloud services for high-value solutions in diverse businesses and fields. By meeting key needs for network efficiency, ICT infrastructure outsourcing, telecommuting and business continuity, NTT Com enabled customers to better respond to changing business environments by concentrating their resources on core business and expanding operations overseas.

In global business, NTT Com responded to the needs of multinational companies by strengthening its provision of high value-added ICT total solutions, which combine network-integration services with data-center, security and server-management services. In addition, efforts to enhance service capabilities included the start of construction on the Asia Submarine-cable Express, a high-capacity optical submarine cable that will link the Asian region, the establishment of new premium data centers in Singapore and Hong Kong, and the acquisition of Emirio Globe Soft Pte Ltd, a provider of global IT outsourcing services focused on Asia.

In Internet-based businesses, NTT Com’s OCN- and Plala-brand Internet access services expanded subscriptions to a combined 11.3 million users as of March 31, 2011, reflecting stronger sales of fiber-optic and diverse services. In addition to the introduction of value-added services such as OCN premium support and NTT ID log-in service, NTT Com subsidiary NTT Resonant collaborated with NTT Group’s mobile service arm, NTT DOCOMO, to offer customers improved mobile-search functionality. NTT Plala’s Hikari TV service reached its target of more than 1.4 million users by March 31, 2011, attracting new customers with more high-definition content and an expanded service area for IP re-broadcasts of BS-satellite broadcasts.

Overall, NTT Com further stabilized its revenue structure by responding to increasingly diverse and sophisticated market demands, enhancing its on-site customer-support capabilities and the interpersonal skills of frontline personnel, and focusing on customer needs.

OPERATING RESULTS

Operating revenues continued to decline in the 2010 fiscal year. Voice transmission services revenues decreased 6.8% to 353.3 billion yen, data communications services revenues fell 7.3% to 111.3 billion yen, and solution services revenues declined 2.7%, to 181.4 billion yen. IP services revenues, which had risen in previous years, fell 1.0% to 361.1 billion yen. Total operating revenues decreased 4.2%, to 1,033.4 billion yen.

Tighter cost controls lowered expenses for purchases of goods and services by 5.2% to 454.7 billion yen. Communication network charges decreased 1.8% to 263.9 billion yen due to lower mobile phone transmission service charges. Total operating expenses declined 4.2% to 940.1 billion yen.

As a result, operating income declined by 4.4% to 93.2 billion yen. Although the corporation booked special losses on reduced stock valuations and was impacted by the March 11 earthquake, net income increased 13.6% to 68.9 billion yen due to decreases in corporation taxes and other expenses.

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	March 31, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,984	148,965	2,980
Antenna facilities	1,756	1,688	(68)
Terminal equipment	1,180	1,134	(46)
Local line facilities	797	840	43
Long-distance line facilities	8,728	8,299	(429)
Engineering facilities	56,876	55,813	(1,063)
Submarine line facilities	14,029	11,128	(2,901)
Buildings	126,148	133,473	7,324
Structures	3,069	3,066	(2)
Other machinery and equipment	159	86	(73)
Vehicles and vessels	27	32	5
Tools, furniture and fixtures	33,473	32,516	(956)
Land	43,221	47,660	4,439
Lease assets	5,675	4,337	(1,337)
Construction in progress	15,428	17,829	2,400
Total property, plant and equipment	456,557	466,872	10,314
Intangible fixed assets	82,188	73,165	(9,023)
Total fixed assets - telecommunications businesses	538,746	540,038	1,291
Investments and other assets
Investment securities	108,497	102,993	(5,503)
Investments in subsidiaries and affiliated companies	167,860	182,233	14,372
Investment in capital	92	213	121
Contributions to affiliated companies	2,559	2,559	—
Long-term prepaid expenses	2,602	2,244	(357)
Deferred income taxes	40,291	36,475	(3,816)
Other investments and assets	25,393	28,846	3,452
Allowance for doubtful accounts	(294)	(266)	28
Total investments and other assets	347,003	355,300	8,297
Total fixed assets	885,749	895,338	9,588

Current assets:
Cash and bank deposits	42,673	54,796	12,122
Notes receivable	59	12	(47)
Accounts receivable, trade	192,761	185,255	(7,505)
Accounts receivable, other	2,330	2,302	(27)
Lease investment assets	10,645	888	(9,757)
Securities	10	10	—
Supplies	6,576	7,035	458
Advance payment	2,423	2,061	(361)
Prepaid expenses	3,320	3,313	(6)
Deferred income taxes	4,078	4,373	295
Subsidiary deposits	17,408	1,704	(15,704)
Other current assets	5,378	9,042	3,664
Allowance for doubtful accounts	(1,633)	(2,340)	(706)
Total current assets	286,031	268,455	(17,576)

TOTAL ASSETS	1,171,781	1,163,793	(7,987)

	(Millions of yen)
	March 31, 2010	March 31, 2011	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	144,383	107,309	(37,073)
Lease obligations	14,623	5,597	(9,026)
Liability for employees’ retirement benefits	76,841	79,372	2,530
Reserve for point services	3,377	3,684	306
Reserve for unused telephone cards	6,442	6,318	(123)
Asset retirement obligations	—	619	619
Other long-term liabilities	10,503	9,590	(912)
Total long-term liabilities	256,172	212,493	(43,679)

Current liabilities:
Current portion of long-term borrowings from parent company	44,337	37,073	(7,264)
Accounts payable, trade	27,289	28,834	1,544
Short-term borrowings	374	65	(308)
Lease obligations	6,175	3,165	(3,010)
Accounts payable, other	181,152	165,741	(15,411)
Accrued expenses	5,888	5,770	(118)
Accrued taxes on income	828	664	(164)
Advance received	5,393	7,541	2,147
Deposit received	5,440	12,568	7,127
Unearned revenue	275	76	(199)
Allowance for losses on construction	285	—	(285)
Allowance for loss on disaster	—	957	957
Asset retirement obligations	—	16	16
Other current liabilities	783	450	(333)
Total current liabilities	278,227	262,926	(15,300)

TOTAL LIABILITIES	534,400	475,420	(58,979)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus
Reserve for special account for property replacement	2,457	—	(2,457)
Reserve for reduction entry	—	2,163	2,163
Accumulated earned surplus	256,600	310,859	54,258
Total earned surplus	259,058	313,022	53,964
Total shareholders’ equity	602,437	656,401	53,964
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	35,057	31,972	(3,085)
Deferred gains or losses on hedges	(113)	—	113
Total unrealized gains (losses), translation adjustments, and others	34,943	31,972	(2,971)

TOTAL NET ASSETS	637,381	688,373	50,992

TOTAL LIABILITIES AND NET ASSETS	1,171,781	1,163,793	(7,987)

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)
Telecommunications businesses:
Operating revenues	908,160	868,467	(39,692)
Operating expenses
Business expenses	234,609	223,102	(11,506)
Maintenance expenses	88,873	87,012	(1,860)
Overhead expenses	11,382	10,794	(587)
Administration	76,801	72,000	(4,801)
Experiment and research	15,451	15,171	(279)
Depreciation and amortization	104,932	97,134	(7,798)
Retirement of fixed assets	9,919	7,113	(2,806)
Access charges	255,117	249,190	(5,926)
Miscellaneous taxes	10,879	11,103	224
Total operating expenses	807,966	772,624	(35,342)
Operating income from telecommunications businesses	100,193	95,842	(4,350)

Supplementary businesses:
Operating revenues	171,108	164,948	(6,160)
Operating expenses	173,787	167,522	(6,265)
Operating losses from supplementary businesses	(2,679)	(2,574)	105
Operating income	97,513	93,268	(4,245)

Non-operating revenues:
Interest income	72	66	(5)
Dividends received	7,903	8,839	936
Lease and rental income	14,430	13,699	(731)
Miscellaneous income	2,679	1,133	(1,545)
Total non-operating revenues	25,085	23,739	(1,346)

Non-operating expenses:
Interest expenses	4,173	2,999	(1,173)
Lease and rental expenses	8,761	8,221	(539)
Miscellaneous expenses	1,138	2,102	963
Total non-operating expenses	14,072	13,322	(749)
Recurring profit	108,526	103,684	(4,842)

Special losses:
Write-off of investments in affiliated companies	—	2,402	2,402
Special loss on disaster	—	1,142	1,142
Total special losses	—	3,545	3,545
Income before income taxes	108,526	100,139	(8,387)
Corporation, inhabitant, and enterprise taxes	32,767	25,694	(7,072)
Deferred tax expenses (benefits)	15,063	5,480	(9,583)
Net income	60,695	68,964	8,269

IV. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2010	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others			Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities	Deferred gains or losses on hedges	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
March 31, 2009	211,763	131,615	131,615	2,457	—	210,905	213,363	556,742	26,542	—	26,542	583,284

Net change during the annual period
Cash dividends						(15,000)	(15,000)	(15,000)				(15,000)
Net income						60,695	60,695	60,695				60,695
Provision of reserve for special account for property replacement				0		(0)						—
Others, net									8,515	(113)	8,401	8,401

Total net change during the annual period	—	—	—	0	—	45,694	45,694	45,694	8,515	(113)	8,401	54,096

March 31, 2010	211,763	131,615	131,615	2,457	—	256,600	259,058	602,437	35,057	(113)	34,943	637,381

Year ended March 31, 2011	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others			Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities	Deferred gains or losses on hedges	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
March 31, 2010	211,763	131,615	131,615	2,457	—	256,600	259,058	602,437	35,057	(113)	34,943	637,381

Net change during the annual period
Cash dividends						(15,000)	(15,000)	(15,000)				(15,000)
Net income						68,964	68,964	68,964				68,964
Return of reserve for special account for property replacement				(2,457)		2,457						—
Provision of reserve for reduction entry					2,163	(2,163)						—
Others, net									(3,085)	113	(2,971)	(2,971)

Total net change during the annual period	—	—	—	(2,457)	2,163	54,258	53,964	53,964	(3,085)	113	(2,971)	50,992

March 31, 2011	211,763	131,615	131,615	—	2,163	310,859	313,022	656,401	31,972	—	31,972	688,373

V. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	378,944	353,322	(25,621)	(6.8)
IP services revenues	364,871	361,159	(3,711)	(1.0)
Open computer network services revenues*	163,121	162,141	(979)	(0.6)
IP-Virtual private network services revenues*	78,092	74,296	(3,796)	(4.9)
Wide-Area Ethernet services revenues*	57,678	55,138	(2,540)	(4.4)
Data communications revenues (excluding IP services revenues)	120,154	111,365	(8,789)	(7.3)
Leased circuit services revenues*	88,571	84,908	(3,662)	(4.1)
Solution services revenues	186,539	181,471	(5,067)	(2.7)
Others	28,759	26,096	(2,663)	(9.3)

Total operating revenues	1,079,268	1,033,415	(45,852)	(4.2)

*	Partial listing only

VI. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2010	Year ended March 31, 2011	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	108,526	100,139	(8,387)
Depreciation and amortization	118,448	109,822	(8,626)
Loss on disposal of property, plant and equipment	6,507	4,031	(2,475)
Gains on sales of fixed assets	(247)	(26)	220
Increase (decrease) in allowance for doubtful accounts	317	678	361
Increase (decrease) in liability for employees’ retirement benefits	3,917	2,530	(1,386)
(Increase) decrease in accounts receivable	591	7,606	7,015
(Increase) decrease in inventories	762	(2,035)	(2,797)
Increase (decrease) in accounts payable and accrued expenses	(653)	(30,576)	(29,923)
Increase (decrease) in accrued consumption tax	2,052	(1,908)	(3,960)
Other	(4,100)	15,274	19,375

Sub-total	236,122	205,536	(30,585)
Interest and dividends received	7,975	8,904	929
Interest paid	(4,822)	(3,021)	1,801
Income taxes received (paid)	14,544	(34,243)	(48,787)

Net cash provided by (used in) operating activities	253,818	177,177	(76,641)

Cash flows from investing activities:
Payments for property, plant and equipment	(112,670)	(89,203)	23,466
Proceeds from sale of property, plant and equipment	1,004	740	(263)
Payments for purchase of investment securities	(27,177)	(32,989)	(5,811)
Proceeds from sale of investment securities	15	10,330	10,315
Proceeds from long-term loans receivable	112	—	(112)
Payments for short-term loans	—	(928)	(928)
Other	(3,276)	(3,602)	(325)

Net cash provided by (used in) investing activities	(141,992)	(115,653)	26,339

Cash flows from financing activities:
Payments for settlement of long-term debt	(122,121)	(44,337)	77,783
Net increase (decrease) in short-term borrowings	374	(310)	(685)
Payments for settlement of lease obligations	(7,388)	(4,568)	2,820
Dividends paid	(15,000)	(15,000)	—

Net cash provided by (used in) financing activities	(144,135)	(64,217)	79,918

Effect of exchange rate changes on cash and cash equivalents	(14)	(102)	(88)
Net increase (decrease) in cash and cash equivalents	(32,322)	(2,796)	29,526
Cash and cash equivalents at beginning of year	93,077	60,755	(32,322)

Cash and cash equivalents at end of year	60,755	57,958	(2,796)

May 13, 2011

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Annual Results for Fiscal Year Ended March 31, 2011

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1. Number of Subscribers	(in thousands except for Public Telephones)
	A As of Mar. 31, 2010	B As of Mar. 31, 2011		C As of Mar. 31, 2012 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Lines	33,238	30,271	(2,967)	27,199	(3,072)
NTT East	16,394	14,929	(1,465)	13,299	(1,630)
NTT West	16,844	15,342	(1,502)	13,900	(1,442)
INS-Net	5,092	4,613	(479)	4,134	(478)
NTT East	2,646	2,390	(256)	2,120	(270)
NTT West	2,446	2,222	(223)	2,014	(208)
INS-Net 64	4,648	4,213	(435)	3,774	(439)
NTT East	2,361	2,132	(229)	1,885	(247)
NTT West	2,287	2,081	(206)	1,889	(192)
INS-Net 1500	44	40	(4)	36	(4)
NTT East	29	26	(3)	24	(2)
NTT West	16	14	(2)	13	(2)
Telephone Subscriber Lines + INS-Net	38,330	34,884	(3,446)	31,334	(3,550)
NTT East	19,040	17,319	(1,721)	15,419	(1,900)
NTT West	19,290	17,564	(1,725)	15,914	(1,650)
Public Telephones	283,161	252,775	(30,386)	222,975	(29,800)
NTT East	137,992	121,508	(16,484)	105,508	(16,000)
NTT West	145,169	131,267	(13,902)	117,467	(13,800)
FLET’S ISDN	241	193	(48)	154	(39)
NTT East	119	94	(25)	74	(20)
NTT West	122	99	(23)	79	(19)
FLET’S ADSL	3,381	2,858	(524)	2,403	(455)
NTT East	1,700	1,418	(282)	1,168	(250)
NTT West	1,681	1,439	(242)	1,234	(205)
FLET’S Hikari	13,251	15,059	1,808	17,159	2,100
NTT East	7,533	8,511	978	9,761	1,250
NTT West	5,718	6,547	830	7,397	850
FLET’S Hikari Next*	2,210	4,596	2,386	7,596	3,000
NTT East	1,642	2,963	1,321	4,763	1,800
NTT West	568	1,633	1,064	2,833	1,200
Hikari Denwa	10,142	12,113	1,971	14,363	2,250
NTT East	5,420	6,446	1,026	7,696	1,250
NTT West	4,722	5,667	945	6,667	1,000
Conventional Leased Circuit Services	297	281	(16)	265	(16)
NTT East	148	139	(9)	132	(7)
NTT West	149	142	(7)	133	(9)
High Speed Digital Services	188	171	(17)	157	(14)
NTT East	100	91	(9)	84	(7)
NTT West	88	80	(8)	73	(7)
NTT Group Major ISPs	11,280	11,662	382	12,000	338
OCN*	7,892	8,234	342	8,560	326
Plala*	3,050	3,101	51	3,120	19
Video Services	—	—	—	—	—
Hikari TV	1,009	1,413	404	1,900	487
FLET’S TEREBI Transmission Services	270	592	322	934	342
NTT East	240	475	235	695	220
NTT West	30	117	87	239	122
Mobile	56,082	58,010	1,928	59,960	1,950
FOMA*	53,203	56,746	3,542	58,930	2,180
Xi*	—	26	—	1,030	1,000
i-mode	48,992	48,141	(851)	44,440	(3,700)
FOMA*	47,330	47,541	211	44,440	(3,100)
sp-mode	—	2,095	—	7,230	5,140

Notes :	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT (scheduled to launch during the fiscal year ending Mar. 31, 2012) provided by NTT East, and subscribers to B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	(5)	Number of communication module service subscribers is included in the number of mobile subscribers. Communication module service subscribers were 1,968 as of Mar. 31, 2011, and are forecasted to be 2,414 as of Mar. 31, 2012.

	(6)	Changes in the number of Mobile (FOMA* is included) and i-mode subscribers as of Mar. 31, 2012 (Forecast) are forecasted net-increases.

	(7)	Effective Mar. 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA* service subscriptions.

* Partial listing only

2. Number of Employees	(Person)
	A As of Mar. 31, 2010	B As of Mar. 31, 2011		C As of Mar. 31, 2012 (Forecast)(1)
			Change		Change
			B-A		C-B
NTT Consolidated	195,000	219,350	24,350	219,650	300
Core Group Companies
NTT (Holding Company)	2,900	2,900	0	2,900	0
NTT East	5,850	5,900	50	5,950	50
NTT West	5,650	5,550	(100)	5,500	(50)
NTT Communications	8,350	8,150	(200)	8,050	(100)
NTT DATA (Consolidated)	34,550	50,000	15,450	53,300	3,300
NTT DOCOMO (Consolidated)	22,300	22,950	650	23,400	450
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	37,900	35,650	(2,250)	33,050	(2,600)
West Outsourcing Companies	40,300	37,250	(3,050)	34,200	(3,050)

Notes :	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

-    As of Mar. 31, 2010 (East Outsourcing Companies: 850 employees; West Outsourcing Companies: 1,050 employees)

-    As of Mar. 31, 2011 (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,500 employees)

-    As of Mar. 31, 2012 (Forecast) (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,300 employees)

3. Capital Investment	(Billions of yen)
	A Year Ended Mar. 31, 2010	B Year Ended Mar. 31, 2011		C Year Ending Mar. 31, 2012 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	1,987.1	1,870.1	(117.0)	1,950.0	79.9
Core Group Companies
NTT (Holding Company)	40.6	36.2	(4.4)	34.0	(2.2)
NTT East	454.8	406.5	(48.2)	430.0	23.5
NTT West	391.1	373.1	(18.0)	365.0	(8.1)
NTT Communications	107.6	115.3	7.6	136.0	20.7
NTT DATA (Consolidated)	162.5	139.0	(23.5)	135.0	(4.0)
NTT DOCOMO (Consolidated)	686.5	668.5	(18.0)	705.0	36.5
Details of Capital Investment
NTT (Holding Company)	40.6	36.2	(4.4)	34.0	(2.2)
R&D Facilities	34.8	31.9	(2.8)	30.0	(1.9)
Joint Facilities	5.7	4.2	(1.5)	4.0	(0.2)
NTT East	454.8	406.5	(48.2)	430.0	23.5
Service Expansion and Improvement	424.1	378.6	(45.5)	404.0	25.4
Voice Transmission	158.5	159.3	0.7	168.0	8.7
Data Transmission	51.4	47.9	(3.4)	53.0	5.1
Leased Circuit	214.1	170.8	(43.3)	182.0	11.2
Telegraph	0.0	0.5	0.5	1.0	0.5
R&D Facilities	2.1	2.4	0.3	3.0	0.6
Joint Facilities	28.6	25.5	(3.0)	23.0	(2.5)
NTT West	391.1	373.1	(18.0)	365.0	(8.1)
Service Expansion and Improvement	376.2	357.5	(18.7)	354.0	(3.5)
Voice Transmission	179.0	161.5	(17.4)	153.0	(8.5)
Data Transmission	43.6	35.4	(8.2)	44.0	8.6
Leased Circuit	153.5	159.7	6.2	155.0	(4.7)
Telegraph	0.0	0.7	0.7	2.0	1.3
R&D Facilities	1.0	2.1	1.0	2.0	(0.1)
Joint Facilities	13.8	13.4	(0.4)	9.0	(4.4)
NTT Communications	107.6	115.3	7.6	136.0	20.7
Service Expansion and Improvement	74.0	82.9	8.9	79.0	(3.9)
Voice Transmission	54.8	65.1	10.3	56.0	(9.1)
Data Transmission	15.3	14.5	(0.7)	16.0	1.5
Leased Circuit	3.8	3.1	(0.6)	7.0	3.9
R&D Facilities	1.2	1.2	0.0	1.0	(0.2)
Joint Facilities	32.4	31.1	(1.2)	56.0	24.9
Optical Access Network Investment
NTT East	199.0	161.0	(38.0)	Approx. 170.0	9.0
coverage rate (%)	92%	93%		93%
NTT West	123.0	134.0	11.0	Approx. 130.0	(4.0)
coverage rate (%)	89%	90%		90%

Note :	Figures for NTT East and NTT West include figures for Optical Access Network Investment.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Year Ended Mar. 31, 2010	B Year Ended Mar. 31, 2011		C Year Ending Mar. 31, 2012 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated (US GAAP)
Operating Revenues	10,181.4	10,305.0	123.6	10,540.0	235.0
Fixed Voice Related Services	2,355.6	2,180.8	(174.8)	—	—
Mobile Voice Related Services	2,150.7	2,021.6	(129.2)	—	—
IP/Packet Communications Services	3,113.4	3,341.1	227.7	—	—
Sales of Telecommunications Equipment	598.3	565.9	(32.4)	—	—
System Integration	1,242.7	1,382.2	139.5	—	—
Other	720.6	813.5	92.9	—	—
Operating Expenses	9,063.7	9,090.1	26.4	9,300.0	209.9
Cost of Services (exclusive of items shown separately below)	2,426.7	2,458.0	31.3	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	798.9	760.8	(38.1)	—	—
Cost of System Integration (exclusive of items shown separately below)	817.1	915.0	97.9	—	—
Depreciation and Amortization	2,012.1	1,962.5	(49.5)	—	—
Impairment Loss	4.6	1.1	(3.5)	—	—
Selling, General and Administrative Expenses	3,000.4	2,989.8	(10.6)	—	—
Write-Down of Goodwill and Other Intangible Assets	3.9	2.8	(1.1)	—	—
Operating Income	1,117.7	1,214.9	97.2	1,240.0	25.1
Income Before Income Taxes	1,120.1	1,175.8	55.7	1,230.0	54.2
Net Income Attributable to NTT	492.3	509.6	17.4	540.0	30.4
(Ref.) Details of “Cost of Services”, “Cost of Equipment Sold”, “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	2,008.2	2,026.6	18.4	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	4,647.3	4,707.9	60.6	—	—
Loss on Disposal of Property, Plant and Equipment	165.2	165.4	0.1	—	—
Other Expenses	222.4	223.8	1.4	—	—
Total	7,043.1	7,123.7	80.6	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	379.0	390.3	11.3	412.0	21.6
Operating Expenses	165.4	156.8	(8.5)	155.0	(1.8)
Operating Income	213.5	233.4	19.9	257.0	23.5
Non-Operating Revenues	47.9	44.9	(2.9)	43.0	(1.9)
Non-Operating Expenses	45.9	50.6	4.6	45.0	(5.6)
Recurring Profit	215.5	227.8	12.3	255.0	27.1
Net Income	215.7	225.7	9.9	256.0	30.2

4. Financial Results and Projections (NTT East, NTT West)	(Billions of yen)
	A Year Ended Mar. 31, 2010	B Year Ended Mar. 31, 2011		C Year Ending Mar. 31, 2012 (Forecast)
			Change		Change
			B-A		C-B
NTT East (JPN GAAP)
Operating Revenues	1,928.6	1,957.1	28.4	1,900.0	(57.1)
Voice Transmission Services (excluding IP)(1)	816.1	742.2	(73.8)	650.0	(92.2)
IP Services(2)	645.5	724.4	78.9	801.0	76.5
Leased Circuit (excluding IP)	154.5	149.4	(5.0)	135.0	(14.4)
Telegraph	20.6	18.8	(1.8)	18.0	(0.8)
Other	153.4	140.9	(12.4)	296.0	(26.0)
Supplementary Business	138.2	181.0	42.7
Operating Expenses	1,881.0	1,879.9	(1.0)	1,830.0	(49.9)
Personnel	127.4	117.7	(9.7)	114.0	(3.7)
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,236.8	1,242.6	5.8	1,205.0	(37.6)
Depreciation and Amortization	401.2	396.1	(5.1)	391.0	(5.1)
Loss on Disposal of Property, Plant and Equipment	42.3	50.0	7.7	46.0	(4.0)
Taxes and Public Dues	73.1	73.3	0.2	74.0	0.6
Operating Income	47.6	77.1	29.5	70.0	(7.1)
Non-Operating Revenues	61.6	53.8	(7.7)	50.0	(3.8)
Non-Operating Expenses	37.5	34.9	(2.5)	35.0	0.0
Recurring Profit	71.7	96.0	24.3	85.0	(11.0)
Net Income	50.5	52.3	1.7	44.0	(8.3)
NTT West (JPN GAAP)
Operating Revenues	1,780.8	1,758.0	(22.7)	1,704.0	(54.0)
Voice Transmission Services (excluding IP)(1)	798.1	729.0	(69.0)	652.0	(77.0)
IP Services(2)	525.5	582.0	56.5	641.0	58.9
Leased Circuit (excluding IP)	140.4	133.1	(7.3)	129.0	(4.1)
Telegraph	24.1	22.1	(2.0)	20.0	(2.1)
Other	133.8	130.9	(2.9)	262.0	(29.6)
Supplementary Business	158.6	160.6	2.0
Operating Expenses	1,762.3	1,708.4	(53.9)	1,649.0	(59.4)
Personnel	126.7	110.7	(15.9)	109.0	(1.7)
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,137.3	1,114.2	(23.1)	1,066.0	(48.2)
Depreciation and Amortization	386.9	370.9	(16.0)	361.0	(9.9)
Loss on Disposal of Property, Plant and Equipment	43.1	45.3	2.1	46.0	0.6
Taxes and Public Dues	68.0	67.1	(0.9)	67.0	(0.1)
Operating Income	18.4	49.6	31.1	55.0	5.3
Non-Operating Revenues	51.1	49.8	(1.3)	41.0	(8.8)
Non-Operating Expenses	39.3	36.4	(2.8)	31.0	(5.4)
Recurring Profit	30.3	63.0	32.7	65.0	1.9
Net Income	24.8	49.0	24.2	49.0	(0.0)

Notes :	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended Mar. 31, 2011 include monthly charges, call charges and interconnection charges of 509.2 billion yen, 71.1 billion yen and 99.8 billion yen for NTT East, and 502.7 billion yen, 61.8 billion yen and 108.6 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the fiscal year ended Mar. 31, 2011 include FLET’S Hikari and Hikari Denwa charges (including monthly charges, call charges and connection device charges) of 424.0 billion yen and 131.7 billion yen for NTT East, and 322.7 billion yen and 107.6 billion yen for NTT West, respectively.

		— FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Year Ended Mar. 31, 2010	B Year Ended Mar. 31, 2011		C Year Ending Mar. 31, 2012 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues	1,079.2	1,033.4	(45.8)	1,013.0	(20.4)
Voice Transmission Services (excluding IP)(1)	378.9	353.3	(25.6)	322.0	(31.3)
IP Services(1)	364.8	361.1	(3.7)	364.0	2.8
Data Transmission Services (excluding IP)(1)	120.1	111.3	(8.7)	100.0	(11.3)
Leased Circuit*(1)	88.5	84.9	(3.6)	79.0	(5.9)
Solutions Business	186.5	181.4	(5.0)	200.0	18.5
Other	28.7	26.0	(2.6)	27.0	0.9
Operating Expenses	981.7	940.1	(41.6)	926.0	(14.1)
Personnel	94.8	94.3	(0.4)	94.0	(0.3)
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	479.9	454.7	(25.1)	711.0	(7.7)
Communication Network Charges	268.8	263.9	(4.9)
Depreciation and Amortization	116.0	107.6	(8.4)	101.0	(6.6)
Loss on Disposal of Property, Plant and Equipment	10.2	7.4	(2.8)	8.0	0.5
Taxes and Public Dues	11.7	11.9	0.2	12.0	0.0
Operating Income	97.5	93.2	(4.2)	87.0	(6.2)
Non-Operating Revenues	25.0	23.7	(1.3)	21.0	(2.7)
Non-Operating Expenses	14.0	13.3	(0.7)	11.0	(2.3)
Recurring Profit	108.5	103.6	(4.8)	97.0	(6.6)
Net Income	60.6	68.9	8.2	57.0	(11.9)
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(2)	1,142.9	1,161.9	19.0	1,200.0	38.0
Public & Financial IT Services	769.4	747.9	(21.5)	777.0	29.0
Global IT Services	338.7	372.7	34.0	381.0	8.2
Solutions & Technologies	153.8	163.0	9.1	166.0	2.9
Elimination or Corporate	(119.1)	(121.7)	(2.6)	(124.0)	(2.2)
Cost of Sales	870.5	882.3	11.7	895.0	12.6
Gross Profit	272.3	279.6	7.2	305.0	25.3
Selling and General Expense	190.6	201.3	10.6	225.0	23.6
Operating Income	81.6	78.3	(3.3)	80.0	1.6
Non-Operating Income (Loss)	(5.9)	(2.5)	3.4	(7.0)	(4.4)
Recurring Profit	75.7	75.7	0.0	73.0	(2.7)
Net Income	35.6	37.3	1.6	39.0	1.6
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	4,284.4	4,224.3	(60.1)	4,230.0	5.7
Wireless Services	3,776.9	3,746.9	(30.0)	3,737.0	(9.9)
Mobile Services	3,499.5	3,407.1	(92.3)	3,368.0	(39.1)
Voice	1,910.5	1,712.2	(198.3)	1,538.0	(174.2)
Packet Communications	1,589.0	1,694.9	106.0	1,830.0	135.1
Other revenues	277.5	339.7	62.3	369.0	29.3
Equipment sales	507.5	477.4	(30.1)	493.0	15.6
Operating Expenses	3,450.2	3,379.5	(70.6)	3,380.0	0.5
Personnel	258.3	264.6	6.4	275.0	10.4
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	2,122.9	2,077.6	(45.3)	2,102.0	24.4
Depreciation and Amortization	701.1	693.1	(8.1)	687.0	(6.1)
Loss on Disposal of Property, Plant and Equipment	47.0	44.3	(2.7)	54.0	9.7
Communication Network Charges	281.9	261.3	(20.6)	223.0	(38.3)
Taxes and Public Dues	38.9	38.7	(0.2)	39.0	0.3
Operating Income	834.2	844.7	10.5	850.0	5.3
Non-Operating Income (Loss)	1.9	(9.4)	(11.3)	4.0	13.4
Income Before Income Taxes	836.2	835.3	(0.8)	854.0	18.7
Net Income Attributable to NTT DOCOMO	494.8	490.5	(4.3)	502.0	11.5

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the fiscal year ended Mar. 31, 2011 include revenues from telephone subscriber lines (187.8 billion yen). Operating Revenues from IP Services include revenues from OCN (162.1 billion yen), IP-VPN (74.2 billion yen) and Wide-area Ethernet (55.1 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (4.1 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (3.9 billion yen) and high-speed digital (36.9 billion yen).

	(2)	Segmentation of operating revenues for NTT DATA for the fiscal year ended Mar. 31, 2010 has been edited to reflect actual results. (Segmentation of operating revenues for NTT DATA was shown for reference until the nine months ended December 31, 2010.)

* Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services and revenues from Mobile (Xi) services which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2010 (From Apr. to Jun., 2010)	Three Months Ended Sept. 30, 2010 (From Jul. to Sept., 2010)	Three Months Ended Dec. 31, 2010 (From Oct. to Dec., 2010)	Three Months Ended Mar. 31, 2011 (From Jan. to Mar., 2011)	Year Ended Mar. 31, 2010	Year Ended Mar. 31, 2011	Year Ending Mar. 31, 2012 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,940	2,940	2,940	2,900	2,980	2,930	2,860
Telephone Subscriber Lines ARPU	2,580	2,580	2,580	2,540	2,620	2,570	2,500
INS-NET Subscriber Lines ARPU	5,180	5,190	5,180	5,130	5,240	5,170	5,110
FLET’S Hikari ARPU	5,820	5,900	5,900	5,880	5,740	5,880	5,960
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,810	2,810	2,810	2,790	2,850	2,800	2,770
Telephone Subscriber Lines ARPU	2,490	2,500	2,500	2,470	2,530	2,490	2,460
INS-NET Subscriber Lines ARPU	4,980	4,980	4,980	4,950	5,040	4,970	4,900
FLET’S Hikari ARPU	5,830	5,890	5,910	5,930	5,780	5,890	6,000
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova+Xi)	5,190	5,200	5,130	4,760	5,350	5,070	4,890
Voice ARPU (FOMA+mova+Xi)	2,680	2,660	2,590	2,190	2,900	2,530	2,220
Packet ARPU (FOMA+mova+Xi)	2,510	2,540	2,540	2,570	2,450	2,540	2,670
Mobile Aggregate ARPU (FOMA)	5,260	5,260	5,180	4,790	5,480	5,120	4,910
Voice ARPU (FOMA)	2,670	2,660	2,580	2,180	2,900	2,520	2,220
Packet ARPU (FOMA)	2,590	2,600	2,600	2,610	2,580	2,600	2,690
Mobile Aggregate ARPU (mova)	3,330	3,310	3,290	3,080	3,460	3,280	3,250
Voice ARPU (mova)	2,770	2,750	2,750	2,540	2,870	2,720	2,680
Packet ARPU (mova)	560	560	540	540	590	560	570

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

		•	FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

		—	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT (scheduled to launch during the fiscal year ending Mar. 31, 2012) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT (scheduled to launch during the fiscal year ending Mar. 31, 2012) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(6)	We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

			—	Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our FOMA, mova and Xi services.

			—	As Xi service does not provide voice services as of March 31, 2011, the revenues therefrom are not included in the calculations of Voice ARPU (FOMA+mova+Xi). Only the number of Xi service subscriptions are included in the calculation.

		•	Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

			—	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

		•	Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

			—	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

	(7)	Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(8)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at Mar. 31, 2011 + number of expected subscribers at Mar. 31, 2012)/2)x12

	(9)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

** active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2010	As of Mar. 31, 2011	As of Mar. 31, 2012 (Forecast)
Interest-Bearing Liabilities	4,491.7	4,553.5	4,600.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2010	Year Ended Mar. 31, 2011	Year Ending Mar. 31, 2012 (Forecast)
EBITDA	3,240.8 billion yen	3,282.2 billion yen	3,263.0 billion yen
EBITDA Margin	31.8%	31.9%	31.0%
Operating FCF	1,253.7 billion yen	1,412.1 billion yen	1,313.0 billion yen
ROCE	5.4%	5.8%	5.8%

Notes :	Reconciliation of Indices are as follows.

8.	Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2010	Year Ended Mar. 31, 2011	Year Ending Mar. 31, 2012 (Forecast)
EBITDA (a+b)		3,240.8 billion yen	3,282.2 billion yen	3,263.0 billion yen
a	Operating Income	1,117.7 billion yen	1,214.9 billion yen	1,240.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	2,067.3 billion yen	2,023.0 billion yen
EBITDA Margin [(c/d)X100]		31.8%	31.9%	31.0%
a	Operating Income	1,117.7 billion yen	1,214.9 billion yen	1,240.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	2,067.3 billion yen	2,023.0 billion yen
c	EBITDA (a+b)	3,240.8 billion yen	3,282.2 billion yen	3,263.0 billion yen
d	Operating Revenues	10,181.4 billion yen	10,305.0 billion yen	10,540.0 billion yen
Operating FCF [(c-d)]		1,253.7 billion yen	1,412.1 billion yen	1,313.0 billion yen
a	Operating Income	1,117.7 billion yen	1,214.9 billion yen	1,240.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	2,067.3 billion yen	2,023.0 billion yen
c	EBITDA (a+b)	3,240.8 billion yen	3,282.2 billion yen	3,263.0 billion yen
d	Capital Investment	1,987.1 billion yen	1,870.1 billion yen	1,950.0 billion yen
ROCE [(b/c)X100]		5.4%	5.8%	5.8%
a	Operating Income	1,117.7 billion yen	1,214.9 billion yen	1,240.0 billion yen
	(Normal Statutory Tax Rate)	41%	41%	41%
b	Operating Income X(1-Normal Statutory Tax Rate)	660.3 billion yen	717.8 billion yen	732.6 billion yen
c	Operating Capital Employed	12,238.6 billion yen	12,427.0 billion yen	12,599.6 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2010	Year Ended Mar. 31, 2011
Payments for Property, Plant and Equipment	1,370.9	1,410.8
Payments for Acquisition of Intangible Assets	545.4	484.2
Total	1,916.3	1,895.0
Difference from Capital Investment	(70.8)	24.9

Quarterly Financial Results for the Fiscal Year Ended March 31, 2011

	(Billions of yen)
	Year Ended Mar. 31, 2011	Three Months Ended Jun. 30, 2010	Three Months Ended Sept. 30, 2010	Three Months Ended Dec. 31, 2010	Three Months Ended Mar. 31, 2011
NTT Consolidated (US GAAP)
Operating Revenues	10,305.0	2,498.9	2,500.2	2,543.6	2,762.3
Fixed Voice Related Services	2,180.8	554.3	547.3	544.8	534.3
Mobile Voice Related Services	2,021.6	517.8	523.8	516.0	464.0
IP/Packet Communications Services	3,341.1	815.7	831.8	840.2	853.4
Sales of Telecommunications Equipment	565.9	166.1	115.8	142.2	141.7
System Integration	1,382.2	274.8	297.7	310.2	499.5
Other	813.5	170.1	183.7	190.2	269.5
Operating Expenses	9,090.1	2,159.3	2,112.9	2,205.3	2,612.7
Cost of Services (exclusive of items shown separately below)	2,458.0	579.0	601.0	608.8	669.3
Cost of Equipment Sold (exclusive of items shown separately below)	760.8	206.5	160.4	186.2	207.7
Cost of System Integration (exclusive of items shown separately below)	915.0	170.6	196.1	200.3	348.0
Depreciation and Amortization	1,962.5	482.2	482.2	493.4	504.8
Impairment Loss	1.1	0.2	0.1	0.4	0.4
Selling, General and Administrative Expenses	2,989.8	720.7	673.0	716.2	879.9
Write-down of Goodwill and Other Intangible Assets	2.8	—	—	—	2.8
Operating Income	1,214.9	339.7	387.3	338.4	149.6
Income Before Income Taxes	1,175.8	341.6	368.7	321.2	144.3
Net Income	509.6	155.9	159.3	143.1	51.3
(Ref.) Details of “Cost of Services”, “Cost of Equipment Sold”, “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	2,026.6	491.4	493.7	499.9	541.6
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	4,707.9	1,102.3	1,053.2	1,118.2	1,434.2
Loss on Disposal of Property, Plant and Equipment	165.4	25.2	29.1	37.1	74.0
Other Expenses	223.8	57.9	54.6	56.2	55.0
Total	7,123.7	1,676.9	1,630.5	1,711.5	2,104.8
NTT (Holding Company) (JPN GAAP)
Operating Revenues	390.3	193.1	37.8	116.4	42.9
Operating Expenses	156.8	34.5	36.4	36.0	49.8
Operating Income	233.4	158.5	1.4	80.4	(6.9)
Non-Operating Revenues	44.9	11.7	11.1	10.7	11.2
Non-Operating Expenses	50.6	9.9	16.5	12.6	11.4
Recurring Profit	227.8	160.4	(4.0)	78.5	(7.1)
Net Income	225.7	158.1	(2.8)	78.3	(7.9)

Quarterly Financial Results for the Fiscal Year Ended March 31, 2011

	(Billions of yen)
	Year Ended Mar. 31, 2011	Three Months Ended Jun. 30, 2010	Three Months Ended Sept. 30, 2010	Three Months Ended Dec. 31, 2010	Three Months Ended Mar. 31, 2011
NTT East (JPN GAAP)
Operating Revenues	1,957.1	470.2	481.4	487.0	518.3
Voice Transmission Services (excluding IP)(1)	742.2	191.9	188.0	183.9	178.3
IP Services(2)	724.4	175.0	179.9	183.8	185.6
Leased Circuit (excluding IP)	149.4	37.9	37.7	37.1	36.6
Telegraph	18.8	5.3	4.0	4.8	4.5
Other	140.9	30.9	37.3	34.9	37.7
Supplementary Business	181.0	29.0	34.3	42.3	75.4
Operating Expenses	1,879.9	446.4	459.2	460.4	513.9
Personnel	117.7	29.3	29.0	29.0	30.2
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,242.6	289.2	302.3	302.0	349.0
Depreciation and Amortization	396.1	100.2	98.6	99.5	97.7
Loss on Disposal of Property, Plant and Equipment	50.0	8.3	10.8	11.6	19.2
Taxes and Public Dues	73.3	19.1	18.2	18.1	17.7
Operating Income	77.1	23.8	22.2	26.6	4.3
Non-Operating Revenues	53.8	13.6	15.2	12.9	12.0
Non-Operating Expenses	34.9	8.4	9.7	7.8	9.0
Recurring Profit	96.0	29.0	27.7	31.8	7.3
Net Income	52.3	18.0	18.2	19.9	(3.9)
NTT West (JPN GAAP)
Operating Revenues	1,758.0	428.6	439.3	436.3	453.6
Voice Transmission Services (excluding IP)(1)	729.0	188.4	184.8	180.7	175.0
IP Services(2)	582.0	140.3	143.8	147.0	150.8
Leased Circuit (excluding IP)	133.1	33.7	33.3	32.9	33.0
Telegraph	22.1	5.9	4.8	5.7	5.7
Other	130.9	31.1	32.2	33.8	33.6
Supplementary Business	160.6	28.9	40.2	36.0	55.3
Operating Expenses	1,708.4	411.4	422.1	420.3	454.4
Personnel	110.7	27.2	27.6	27.1	28.7
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,114.2	264.0	277.2	271.4	301.4
Depreciation and Amortization	370.9	93.4	92.4	93.1	91.9
Loss on Disposal of Property, Plant and Equipment	45.3	8.5	8.5	11.9	16.1
Taxes and Public Dues	67.1	18.1	16.1	16.6	16.1
Operating Income	49.6	17.1	17.2	16.0	(0.8)
Non-Operating Revenues	49.8	14.3	12.2	11.5	11.6
Non-Operating Expenses	36.4	8.0	8.2	8.2	11.9
Recurring Profit	63.0	23.5	21.2	19.4	(1.1)
Net Income	49.0	17.9	15.8	14.5	0.7

Notes :	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Mar. 31, 2011 include monthly charges, call charges and interconnection charges of 121.9 billion yen, 16.9 billion yen and 24.1 billion yen for NTT East, and 121.4 billion yen, 14.2 billion yen and 25.7 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Mar. 31, 2011 include FLET’S Hikari and Hikari Denwa (including monthly charges, call charges and connection device charges) of 109.7 billion yen and 35.2 billion yen for NTT East, and 84.6 billion yen and 28.6 billion yen for NTT West, respectively.

		— FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

Quarterly Financial Results for the Fiscal Year Ended March 31, 2011

	(Billions of yen)
	Year Ended Mar. 31, 2011	Three Months Ended Jun. 30, 2010	Three Months Ended Sept. 30, 2010	Three Months Ended Dec. 31, 2010	Three Months Ended Mar. 31, 2011
NTT Communications (JPN GAAP)
Operating Revenues	1,033.4	252.1	256.8	256.6	267.8
Voice Transmission Services (excluding IP)	353.3	89.6	89.2	88.4	85.9
IP Services	361.1	90.4	90.6	90.6	89.3
Data Transmission Services (excluding IP)	111.3	28.1	28.0	27.8	27.4
Leased Circuit*	84.9	21.1	21.2	21.3	21.1
Solutions Business	181.4	37.3	42.4	43.1	58.5
Other	26.0	6.6	6.5	6.4	6.4
Operating Expenses	940.1	230.8	236.5	233.0	239.7
Personnel	94.3	23.7	23.3	23.5	23.7
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	454.7	105.0	112.1	109.1	128.3
Communication Network Charges	263.9	69.1	68.8	67.9	57.9
Depreciation and Amortization	107.6	28.3	27.6	27.7	23.8
Loss on Disposal of Property, Plant and Equipment	7.4	1.5	1.5	1.6	2.6
Taxes and Public Dues	11.9	3.0	2.9	2.8	3.1
Operating Income	93.2	21.3	20.2	23.5	28.0
Non-Operating Revenues	23.7	9.5	6.0	4.3	3.7
Non-Operating Expenses	13.3	3.7	2.8	2.8	3.8
Recurring Profit	103.6	27.2	23.4	25.0	27.9
Net Income	68.9	15.7	10.6	16.0	26.6
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	1,161.9	261.5	272.2	280.2	348.0
Public & Financial IT Services	747.9	175.3	172.3	184.5	215.6
Global IT Services	372.7	75.7	89.9	84.4	122.5
Solutions & Technologies	163.0	39.3	40.1	39.9	43.5
Elimination or Corporate	(121.7)	(29.0)	(30.2)	(28.7)	(33.7)
Cost of Sales	882.3	199.9	212.0	211.5	258.6
Gross Profit	279.6	61.5	60.1	68.6	89.3
Selling and General Expense	201.3	48.6	47.6	48.0	56.9
Operating Income	78.3	12.8	12.5	20.5	32.3
Non-Operating Income (Loss)	(2.5)	(1.3)	(0.9)	(0.6)	0.4
Recurring Profit	75.7	11.4	11.5	19.9	32.8
Net Income	37.3	5.8	6.2	10.7	14.4
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	4,224.3	1,089.2	1,048.9	1,071.0	1,015.1
Wireless Services	3,746.9	943.9	955.1	951.1	896.8
Mobile Services	3,407.1	864.2	871.3	863.3	808.3
Voice	1,712.2	449.2	449.2	438.6	375.2
Packet Communications	1,694.9	414.9	422.1	424.8	433.2
Other Revenues	339.7	79.7	83.8	87.8	88.4
Equipment Sales	477.4	145.3	93.8	119.9	118.4
Operating Expenses	3,379.5	848.7	758.0	843.9	928.9
Personnel	264.6	65.8	63.6	66.3	68.9
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	2,077.6	539.3	442.8	512.9	582.6
Depreciation and Amortization	693.1	158.1	163.9	174.1	197.0
Loss on Disposal of Property, Plant and Equipment	44.3	5.5	7.1	10.5	21.2
Communication Network Charges	261.3	70.3	70.8	70.5	49.7
Taxes and Public Dues	38.7	9.8	9.7	9.6	9.6
Operating Income	844.7	240.5	291.0	227.0	86.2
Non-Operating Income (Loss)	(9.4)	0.0	(4.5)	(5.4)	0.5
Income Before Tax	835.3	240.6	286.4	221.6	86.7
Net Income	490.5	142.2	167.6	134.2	46.5

Note:	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Mar. 31, 2011 include revenues from telephone subscriber lines (45.7 billion yen). Operating Revenues from IP Services include revenues from OCN (40.0 billion yen), IP-VPN (18.2 billion yen) and Wide-area Ethernet (13.4 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (0.8 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (0.9 billion yen) and high-speed digital (9.3 billion yen).
* Partial listing only.